As filed with the Securities and Exchange Commission on March 15, 2012

Registration No. 333-178466

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TUMI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3100	04-3799139
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1001 Durham Avenue

South Plainfield, NJ 07080

(908) 756-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jerome Griffith

Chief Executive Officer, President and Director

1001 Durham Avenue

South Plainfield, NJ 07080

(908) 756-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	LizabethAnn R. Eisen Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 15, 2012

PROSPECTUS

                     Shares

Tumi Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Tumi Holdings, Inc.

We are offering                  shares of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional                  shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $         and $        . We intend to list our common stock on the New York Stock Exchange under the symbol “TUMI.”

See “Risk Factors” beginning on page 12 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from the selling stockholders at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our common stock against payment on or about                     , 2012.

Joint Bookrunning Managers

Goldman, Sachs & Co.	Credit Suisse	J.P. Morgan

William Blair & Company		Jefferies

Prospectus dated                     , 2012.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the selling stockholders and underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the selling stockholders and underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

For investors outside the United States: None of we, the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus contains references to a number of trademarks (including service marks) which are our registered trademarks or trademarks for which we have pending applications or common law rights. These include Tumi®, T-Tech®, Wheel-A-Way®, Omega Closure System®, Tumi Vapor®, Tumi Tracer®, Tumi Sport® and our logos. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and notes thereto included elsewhere in this prospectus and the information set forth under the headings “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Tumi,” the “Company,” “we,” “us” and “our” refer to Tumi Holdings, Inc. and its subsidiaries.

Tumi Holdings, Inc.

Overview

We are a high-growth, global, premium lifestyle brand whose products offer superior quality, durability, functionality and innovative design. We have grown at a compound annual growth rate (the year-over-year growth rate over a specified time period, based on historical results) of 12% in net sales and 17% in operating income from 2005 to 2011, and for the year ended December 31, 2011, our net sales and operating income were $330.0 million and $60.4 million, respectively. We offer a comprehensive line of travel and business products and accessories in multiple categories, building on our strong heritage of producing high-end performance travel goods and business cases. We design our products for, and market our products to, sophisticated professionals, frequent travelers and brand-conscious individuals who enjoy the premium status of Tumi products. We have a significant and loyal consumer base with our typical consumer owning multiple Tumi products.

We distribute our products globally in over 70 countries through approximately 1,600 points of distribution. We utilize multiple channels, including retail, wholesale and e-commerce. This multi-channel approach focuses on points of distribution that foster and enhance the Tumi brand. Our retail stores represent our core approach to brand-enhancing distribution, with locations in premium retail venues throughout the world including New York, San Francisco, Chicago, Paris, London, Rome, Tokyo, Munich, Moscow, Milan and Barcelona. We design our products in our U.S. design studios and selectively collaborate with well-known, international industrial and fashion designers for limited edition product lines. Production is sourced globally through a network of suppliers based in Asia, many of which are longtime suppliers, and the Caribbean. Our global distribution network is enhanced by the use of our logistics facilities in the United States, Europe and Asia.

We sell our products globally to consumers through both direct and indirect channels and manage our business through four operating segments: Direct-to-Consumer North America, Direct-to-Consumer International, Indirect-to-Consumer North America and Indirect-to-Consumer International.

•

Direct-to-Consumer.    We sell our products directly to consumers through a global network of 97 company-owned locations, consisting of full-price stores strategically positioned in high-end retail malls or street venues, outlet stores in premium outlet malls and our e-commerce websites. Direct-to-Consumer sales comprised approximately 48% of our net sales in 2011.

•

Indirect-to-Consumer.    We sell our products indirectly to consumers through various channels that include partner stores (wholesale accounts operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that we dictate), our global wholesale distribution network of specialty luggage retailers, prestige department stores and business-to-business channels, retail concessions within prestige department stores and third-party e-commerce sites such as Amazon.com, Zappos.com and those of major department stores. Indirect-to-Consumer sales comprised approximately 52% of our net sales in 2011.

We offer travel and business products as well as accessories. Travel products include wheeled and soft carry-on luggage, garment bags, totes, duffels, wheeled packing cases and travel kits. Business products include business cases, day bags and totes. Accessories include small leather goods, travel electronics and other accessories.

We have grown our business by focusing on five founding principles:

•	Excellence in design

•	Functional superiority

•	Technical innovation

•	Unparalleled quality

•	World-class customer service

Our Competitive Strengths

•

Premium lifestyle brand.    We are a leading premium lifestyle brand and our products are frequently purchased by sophisticated professionals and frequent travelers. The strength of our brand is built on our heritage as a producer of high-end performance luggage and business cases. We have developed a loyal consumer base that we believe values the superior quality, performance, functionality and durability of our products, as well as the status and reputation of the Tumi brand. We believe the Tumi brand maintains its premium position and pricing as a result of our meticulous approach to product development that combines superior quality and durability with functional and innovative design. Our continued focus on our five founding principles allows us to both reinforce our reputation for high quality products and strengthen our brand awareness.

•

Successful multi-channel global distribution model.    Our diverse geographic presence enables us to distribute our products globally through multiple flexible distribution channels, each with favorable economics. We have positioned our various distribution channels in geographies that we believe offer significant future growth potential. This has enabled us to enhance our brand, increase our margins and self-fund our expansion while limiting our exposure to economic and business dislocations in any single geography or distribution channel. We implement targeted region-specific approaches to opening additional door locations in our various markets:

•

In North America and Western Europe, we focus on expanding our sales by opening company-owned retail locations, expanding our e-commerce business and expanding our Indirect-to-Consumer distribution channels.

•

In Asia, Eastern Europe and Central and South America, we focus on expansion in the Indirect-to-Consumer channel and increasing brand presence while maintaining maximum flexibility in our cost structure. We limit our capital investment in these regions by selecting distribution and wholesale partners that are experienced in working with premium brands, understand local real estate considerations and appreciate local demographics.

Today, we have approximately 1,600 global points of distribution, an increase of 31% since 2006. In that time, we have more than doubled the number of company-owned retail locations and partner stores globally, expanded into several new geographical markets, more than doubled our net sales from outside North America, increased our door presence in international airports and expanded our online presence and sales.

•

Technical and design innovation.    Our products are created to achieve superior levels of design, performance and style. We are committed to innovation and design quality, and foster this commitment in many ways, including strategic investments in cutting edge tools, dyes and materials. In addition, we maintain and utilize a database of over 16,000 consumers who provide us with periodic feedback on our products, designs and after-sales service. Our ongoing focus on improving the form and function of our products has enabled us to design innovative products that anticipate and address consumer needs and design trends on both functional and stylistic levels. We have introduced several proprietary luggage components and systems such as a patented luggage expansion system and the Fusion Z ballistic nylon material. Our proprietary designs and product features are protected by over 180 design or mechanical patents, with 56 additional patent applications pending. Rigorous materials and product testing in the U.S. and Asia further contribute to product quality and compliance with environmental standards. We regularly update our collections and collaborate with various designers on limited edition collections to provide consumers with new and distinctive product offerings. In the past three years, we have received numerous industry awards for innovation and design excellence.

•

Exceptional consumer loyalty.    We experience exceptional brand loyalty from our consumers, which we believe emanates from our longstanding commitment to functionality, quality, durability and customer service, which includes both excellent pre-sale customer service, as well as a global network of stores and service centers that provide exceptional after-purchase service. According to a recent attitude and usage survey, which we commissioned and which was conducted by Northstar Research Partners in September 2011, satisfaction among Tumi owners is high across all product categories in which we participate. The average Tumi consumer has made repeat purchases in the last three years, spending on average over $500. Surveyed consumers also indicate an active willingness to make future purchases and to recommend the Tumi brand to others.

•

Strong revenue and operating income growth.    Our flexible and scalable operating model has allowed us to achieve a high level of self-funded growth without compromising our ability to efficiently manage our operating expenses. From 2005 to 2011, we achieved strong compound annual growth of 12% in net sales and 17% in operating income in a period that included a severe economic downturn. We had a strong operating margin of 18% in 2011, which has improved by 380 basis points since 2005. Our business generated strong cash flows from operations of $40.0 million and $20.2 million for the years ended December 31, 2011 and 2010, respectively.

•

Experienced management team.    The top five members of our management team have an average of 30 years of experience in the retail and the consumer packaged goods industries. This team has a demonstrable track record of delivering strong growth and increased profitability. The members of our team are all recognized leaders in their respective areas of expertise, as well as highly trained and educated professionals. Their experiences with leading retail and consumer packaged goods organizations have enabled us to deliver strong performance and to grow, including during business cycle downturns.

Growth Strategy

The key elements of our growth strategy are:

•

Expand our store base.    We believe there continues to be significant opportunity for us to expand our company-owned retail store network in North America and internationally. We plan to add new stores in upscale mall market locations and prestige street venues where we are currently underrepresented. In addition, we selectively target the affluent and business markets in small and mid-sized cities where there is demonstrated foot traffic and an established Tumi consumer base that is not being sufficiently served by multi-brand travel goods and accessories retailers. We also believe there is further opportunity to develop company-owned outlet stores in premium outlet malls where we currently do not have a presence. Our store-opening strategy focuses on opening profitable company-owned retail locations. We have opened 22 company-owned stores since January 1, 2009 (3 stores in 2009, 8 stores in 2010 and 11 stores in 2011). We currently expect to open 8 to 16 company-owned stores in each of the next three years. While we may be unable to successfully open new company-owed stores according to plan, we have identified nearly 200 potential sites for new company-owned stores and believe we have a market opportunity to more than triple our current number of company-owned retail and outlet stores over the long term.

•

Expand wholesale distribution globally.    We currently sell products in approximately 1,500 wholesale doors in over 70 countries. We plan to continue expanding wholesale distribution globally, with a focus on key markets in Asia (including mainland China, India, Japan and Korea), Eastern Europe and Central and South America. As part of this strategy, we will continue to develop relationships with wholesale distributors in these attractive geographies (in both new and existing markets), increase wholesale and distribution opportunities as well as expand into additional airport locations worldwide. We expect this distribution expansion will take several forms as appropriate for the specific market opportunity, including Tumi shop-in-shops, Tumi-defined corners within existing wholesale accounts or concession and consignment arrangements.

•

Continue to increase our brand awareness.    We seek to increase our brand awareness among our targeted consumer base through retail and wholesale distribution expansion, select marketing initiatives, new product lines and brand extensions. In the wholesale distribution channel, we target distribution expansion by increasing the number of our partner stores where we can control the consumer experience. We will continue to focus on in-store marketing, and we plan to effectively utilize our website, social networking sites and other online forms of communication to build consumer knowledge of the Tumi brand. We believe increasing brand awareness will lead to greater foot traffic in our current locations, enable us to continue increasing our loyal consumer base and ultimately contribute to enhanced growth and profitability.

•

Broaden the appeal of our products through new product introductions.    We seek to design products that are innovative, functional and stylish. We anticipate introducing new products in lighter weight and durable materials, colors which appeal to women and men, premium products with a classic or contemporary design, as well as stylish and durable products at more accessible price points for our younger consumer, such as our T-Tech line. We also plan to continue to introduce new products to our successful brand extension lines, including eyewear, belts and other accessories.

•	Improve our store operations. Our average sales per square foot in company-owned stores has increased from $642 in 2005 to $972 in 2011. We continue to focus on improving store efficiency, including through our retail performance maximization, or RPM, program, which was implemented in 2009. The RPM program emphasizes training and staff development programs and the effective use of visual merchandising and fixtures. Our goal is to continue to increase sales per store by increasing conversion rates and units and dollars per transaction, while enhancing the consumer experience.

•

Expand our e-business.    Our e-commerce business consists of our websites and our wholesale sales to third-party e-commerce websites. This online presence is an extension of our brand and points of distribution, serving both as an informational resource and a complementary sales channel for our consumers. E-commerce sales grew by 55% in 2011 compared with 2010 and represented approximately 10% of our net sales in 2011. We expect sales from this channel to continue to grow as consumers become more aware of our e-commerce capabilities and we continue to expand our online transactional presence into new markets.

Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 12. You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our common stock. In particular, the following risks, among others, may have an adverse effect on our business, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

•	our business is sensitive to consumer spending and general economic conditions;

•	a decrease in travel levels could negatively impact sales of our travel goods;

•	our business is subject to risks inherent in global sourcing;

•	we depend on the strength of the Tumi brand; and

•	we may be unable to successfully open new store locations in a timely and profitable manner which could harm our results of operations and our growth strategy.

Our Principal Stockholder

We are, and after giving effect to this offering, including the intended use of proceeds, will continue to be, controlled by funds managed by, or entities affiliated with, Doughty Hanson & Co Managers Limited, or collectively Doughty Hanson. Upon the consummation of this offering, Doughty Hanson is expected to own approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full. See “Principal and Selling Stockholders.” As a result, Doughty Hanson will be able to exert significant voting influence over us and our significant corporate decisions. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Doughty Hanson will be able to exert significant influence over us and our significant corporate decisions.”

The Doughty Hanson group is a leading European private equity group specializing in investments in mid-market businesses headquartered in Europe and North America. The Doughty Hanson group was founded in 1985 and is based in London, United Kingdom, with additional offices across Europe and in the United States. Private equity funds managed by the Doughty Hanson group today typically invest between €100  million and €300  million in companies with enterprise values between €250 million and €1 billion.

Reorganization

We currently have Series A preferred stock and common stock outstanding. We also currently have a subsidiary, Tumi II, LLC, or the LLC, whose equity capitalization consists of common interests and preferred interests. We own all of the LLC’s common interests, whereas Doughty Hanson owns all of the LLC’s preferred interests. Prior to the consummation of this offering, we will effect the following transactions:

•

the LLC’s preferred interests will be exchanged for a new class of Tumi Holdings, Inc.’s preferred stock and immediately thereafter the LLC will merge with and into Tumi Holdings, Inc. with Tumi Holdings, Inc. continuing as the surviving corporation;

•	in the merger, the LLC’s common interests will be canceled; and

•

following the merger, our board of directors will authorize the repurchase of the new class of our preferred stock at its liquidation preference (plus any accrued and unpaid dividends),                  shares of our common stock held by the former LLC’s preferred interests holders, which consist only of Doughty Hanson, at the initial public offering price per share in this offering, and all of our outstanding Series A preferred stock.

We refer to the above transactions as the “Reorganization.”

We intend to use the net proceeds from the sale of shares by us in this offering to repurchase all of our preferred stock as well as some of our common stock as part of the Reorganization, as described above. See “Use of Proceeds.”

After giving effect to the Reorganization and this offering, including the application of proceeds therefrom, our outstanding capital stock will consist solely of common stock.

Corporate Information

We were founded in 1975. Tumi Holdings, Inc. was incorporated in Delaware during September, 2004, in connection with its acquisition by funds managed by Doughty Hanson.

Our principal executive offices are located at 1001 Durham Avenue, South Plainfield, New Jersey 07080, and our telephone number is (908) 756-4400. Our corporate website address is www.tumi.com. Information on, or accessible through, our website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares from the selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of common stock by us in this offering will be $ million, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use $ million of the net proceeds we receive from this offering to repurchase all our preferred stock and a portion of our common stock owned by Doughty Hanson. We intend to use any remaining net proceeds we receive for general corporate purposes. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For a sensitivity analysis as to the assumed initial public offering price, see “Use of Proceeds.”

Dividend policy	We do not anticipate paying dividends on our common stock. We intend to retain earnings to fund our working capital needs and growth opportunities.

Proposed New York Stock Exchange symbol	“TUMI”

Risk factors	Investing in our common stock involves a high degree of risk. Please read carefully all of the information set forth in this prospectus, including the section entitled “Risk Factors” beginning on page 12 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

References to the number of shares of our common stock to be outstanding after this offering are based on                  shares of our common stock outstanding as of                     , 2012 and excludes                  shares of common stock reserved for issuance under the Tumi Holdings, Inc. omnibus equity compensation plan, or the 2012 Omnibus Plan, which we will adopt in connection with this offering.

Unless otherwise indicated, the information presented in this prospectus assumes:

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus;

•	a -for-1 common stock split to be effected prior to the consummation of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares from the selling stockholders; and

•	the repurchase of shares of our common stock held by the LLC’s preferred interests holders, which consist only of Doughty Hanson, with a portion of the proceeds of this offering.

Summary Consolidated Financial Data

The summary historical consolidated financial information set forth below for each of the years ended December 31, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following information together with “Risk Factors,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Income Statement Data:	For the years ended December 31,
	2011	2010	2009
	(dollars in thousands, except per share and average net sales data)
Net sales	$329,968	$252,803	$196,576
Cost of sales	140,954	106,533	85,963

Gross margin	189,014	146,270	110,613

Operating expenses:
Selling	21,957	16,865	14,109
Marketing	13,377	7,779	5,793
Retail operations	67,465	57,526	54,685
General and administrative(1)	25,782	23,474	19,921

Total operating expenses	128,581	105,644	94,508

Operating income	60,433	40,626	16,105
Other income (expenses):
Interest expense	(2,423)	(4,753)	(9,653)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	(22,857)	(20,779)	(18,890)
Earnings (losses) from joint venture	587	529	(528)
Foreign exchange (losses) gains	(61)	(975)	258
Other non-operating income (expenses)	267	(167)	(342)

Total other expenses	(24,487)	(26,145)	(29,155)

Income before taxes	35,946	14,481	(13,050)
Provision for income taxes	19,354	14,377	2,978

Net income (loss)	$16,592	$104	$(16,028)

Weighted average common shares outstanding: basic and diluted(2)	500,192	500,192	316,631 (3)

Basic and diluted earnings (loss) per common share(2)	$33.17	$0.21	$(50.62)

Other Financial and Operational Data:
Adjusted EBITDA(4)	$72,193	$50,794	$27,252
Depreciation and amortization	$10,089	$9,788	$10,001
Number of company-owned stores (at period end)	97	86	84
Average net sales per square foot(5)	$972	$821	$629
Comparable store sales growth (for period)(6)
North America full-price	22.2%	30.5%	(16.2)%
North America outlet	17.2%	21.4%	(9.6)%
International (in local currency)	10.8%	22.0%	0.5%

	As of December 31, 2011
	Actual	As adjusted(7)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,735	$
Working capital(8)	33,968
Total assets	446,341
Long-term debt (including current portion)	64,000
Mandatorily redeemable preferred stock and preferred equity interests	251,429
Total liabilities	427,624
Total stockholders’ equity	18,717

(1)	General and administrative expenses includes warranty and repair costs, product design and development costs, shipping and distribution costs, amortization of customer list and other general operating expenses.
(2)	Does not give effect to the -for-1 common stock split to be effected prior to the consummation of this offering.
(3)	Gives effect to the 2,000-to-1 reverse common stock split effected in March 2010.
(4)	Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) are non-GAAP financial measures. Adjusted EBITDA is defined as net income plus interest expense, net, dividend expense on mandatorily redeemable preferred stock and preferred equity interests, provision for income taxes, depreciation and amortization, loss on disposal of fixed assets and other non-cash charges. Net income (loss) before preferred dividend expense (non-cash) is defined as net income (loss) plus dividend expense on mandatorily redeemable preferred stock and preferred equity interests. Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) are not measures of operating income or operating performance presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) are important supplemental measures of our internal reporting, including for our board of directors and management, and is a key measure we use to evaluate profitability and operating performance. Our current incentive compensation plan is based on the attainment of certain Adjusted EBITDA objectives. Additionally, Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) provide investors and other users of our financial information, when viewed in conjunction with our consolidated financial statements, consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operating performance and facilitates comparisons with other companies. We use these metrics in conjunction with GAAP operating performance measures as part of our overall assessment of our performance. Undue reliance should not be placed on these measures as our only measures of operating performance.

Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) have limitations as analytical tools, and when assessing our operating performance, you should not consider Adjusted EBITDA and net income (loss) before preferred dividend expense (non-cash) in isolation, or as a substitute for net income. Such limitations include, among others:

•	these measures do not reflect interest expense, net and dividend expense on mandatorily redeemable preferred stock and preferred equity interests;

•	these measures do not reflect income taxes or the cash requirements for any tax payments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	these measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	these measures do not reflect changes in, or cash requirements for, our working capital needs; and

•	other companies may calculate these measures differently than we do, or not at all, limiting its usefulness as a comparative measure.

Reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	For the years ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Net income (loss)	$16,592	$104	$(16,028)	$(12,094)	$(2,972)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	22,857	20,779	18,890	17,173	15,612

Net income (loss) before preferred dividend expense (non-cash)	39,449	20,883	2,862	5,079	12,640
Interest expense	2,423	4,753	9,653	7,941	11,979
Provision for income taxes	19,354	14,377	2,978	4,821	8,284
Depreciation and amortization	10,089	9,788	10,001	10,231	8,234
Loss on disposal of fixed assets	10	187	600	432	117
Other	868	806	1,158	509	381

Adjusted EBITDA	$72,193	$50,794	$27,252	$29,013	$41,635

(5)	Represents company-owned stores only.
(6)	Comparable store sales are calculated based on our company-owned stores that have been open for at least a full calendar year as of the end of our annual reporting period. For example, a store opened in October 2010 will not impact the comparable store comparison until January 1, 2012. Comparable store sales do not include e-commerce sales.
(7)	This column gives effect to (i) the sale of shares of our common stock by us in this offering assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and (ii) the application of the estimated proceeds to us from this offering as described under “Use of Proceeds.”
(8)	Working capital is defined as current assets (excluding cash and cash equivalents), less current liabilities (excluding current portion of long-term debt).

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations and cash flow. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our business is sensitive to consumer spending and general economic conditions.

Consumer purchases of discretionary premium items, which include all our products, may be adversely affected by economic conditions such as employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation policies. Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower, and these risks may be exacerbated for us due to our focus on discretionary premium items. A downturn in the global economy, or in a regional economy in which we have significant sales, could have a material, deleterious effect on consumer purchases of our products, our results of operations and our financial position, and a downturn adversely affecting our affluent consumer base or travelers could have a disproportionate impact on our business. There continues to be significant volatility and uncertainty in the global economy. In particular, the current uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) and any resulting disruption could adversely impact our net sales in Europe and globally unless and until economic conditions in that region improve and the prospects of national debt defaults in Europe decline. Further or future downturns may adversely affect traffic at our stores and other retail locations, and at the retail locations of our wholesale customers, and could materially and adversely affect our results of operations, financial position and growth strategy.

A decrease in travel levels could negatively impact sales of our travel goods.

Sales of travel goods, which comprised approximately 46% of our net sales in 2011, are significantly dependent on travel as a driver of consumer demand. The growing “wealth effect” in emerging markets and the growth in low-cost airlines in both developed and emerging economies, among other factors, have contributed to increased travel levels and increased spending on travel goods over the past ten years, which has in turn contributed to our growth. A significant portion of our consumers travel by air, and many of our products are targeted at travelers in general and at air travelers in particular. The travel industry is highly susceptible to certain kinds of events that can depress travel generally and accordingly depress demand for travel and travel-related products, including outbreaks of contagious disease, natural disasters, acts of war, terrorist attacks or other catastrophic events. Additionally, adverse changes in global economic conditions can have a negative effect on business and leisure travel. If the travel industry is impacted, either globally or in any region in which we have significant operations, by events that depress travel levels, sales of our travel goods could decline significantly, which could have a material adverse effect on our results of operations and financial position.

We rely on independent manufacturers and suppliers.

We outsource the manufacture and assembly of all our products to companies located in Asia and the Caribbean. We do not control our independent manufacturers and suppliers or their labor and other business practices. Violations of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer’s or supplier’s labor or other practices from those generally accepted as ethical or appropriate in the U.S., could disrupt the shipments of our products or draw negative publicity for us, thereby diminishing the value of our brand, reducing demand for our products and adversely affecting our net income. Additionally, since we do not manufacture our products, we are subject to risks associated with inventory and product quality-control.

Further, we have not historically entered into manufacturing contracts with our manufacturers. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the prospective manufacturer’s quality control, responsiveness and service capabilities, financial stability and labor practices. While we have business continuity and contingency plans for alternative sourcing, we may be unable, in the event of a significant disruption in our sourcing, to locate alternative manufacturers or suppliers of comparable quality at an acceptable price, or at all, which could result in product shortages or decreases in product quality, and adversely affect our net sales, gross margin, net income, customer relationships and our reputation.

We depend on the strength of the Tumi brand.

We currently derive substantially all of our net sales from sales of Tumi branded products. The reputation and integrity of the Tumi brand are essential to the success of our business. We believe that our consumers value the status and reputation of the Tumi brand, and the superior quality, performance, functionality and durability that our brand represents. Maintaining and enhancing the status and reputation of the Tumi brand image are also important to expanding our consumer base. Our continued success and growth depend on our ability to protect and promote the Tumi brand, which, in turn, depends on factors such as the quality, performance, functionality and durability of our products, the image of our company-owned and partner stores, our communication activities, including advertising and public relations, and our management of the consumer experience, including direct interfaces through customer service and warranty repairs. We may need to make substantial investments in these areas in order to maintain and enhance our brand, and such investments may not be successful. Additionally, to the extent our third-party distributors fail to comply with our operating guidelines, we may not be successful in protecting our brand image and controlling our store appearance. Product defects, product recalls, counterfeit products, significant discounts by wholesalers, ineffective marketing and local labor practices are among the potential threats to the strength of our brand, and to protect our brand’s status, we may need to make substantial expenditures to mitigate the impact of such threats. In addition, if we fail to continue to innovate so that our products are no longer deemed to achieve superior levels of function, quality and design, or to otherwise be sufficiently distinguishable from our competitors’ products, or if we fail to manage the growth of our store base in a way that protects the high-end nature of our brand, the value of the Tumi brand may be diluted, and we may not be able to maintain our premium position and pricing or sales volumes, which could adversely affect our financial performance and business. In addition, we believe that maintaining and enhancing our brand image in new markets where we have limited brand recognition is important to expanding our consumer base. If we are unable to maintain or enhance our brand in new markets, then our growth strategy could be adversely affected.

We may be unable to successfully open new store locations in a timely and profitable manner which could harm our results of operations and our growth strategy.

Since 2005, we increased the number of our company-owned stores from 40 to 97. Our growth strategy depends, in part, on our ability to continue to successfully open and operate new company-owned stores. Such ability depends on many factors, some of which are not in our control, including our ability to:

•	identify and obtain suitable store locations;

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	hire, train, and retain qualified store personnel and field management;

•	assimilate new store personnel and field management into our corporate culture;

•	design stores that appeal to the markets in which they are located;

•	source sufficient inventory levels; and

•	successfully integrate new stores into our existing operations and information technology systems.

Our growth strategy includes plans to open new company-owned stores in or near areas where we have existing stores. To the extent we open new stores in markets where we already have stores, we may experience reduced net sales in those existing stores. The success of new store openings may also be affected by our ability to initiate marketing efforts in advance of or after opening our first store in a particular region. Additionally, in opening new company-owned stores, we incur start-up costs and early-stage operating expenses. New stores may post initial losses and often have lower margins during their early years of operations, which could strain our resources and adversely impact our results of operations. It often takes several years for a new company-owned store to achieve margins comparable with our more mature company-owned stores. Our new company-owned stores may not be received as well as our existing stores, or generate the same profit levels as our existing stores within the time periods that we estimate, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing or relocating our stores. Further, as we open new company-owned stores, our operations will become more complex, and managing them will become more challenging. We cannot anticipate all of the demands that our growth strategy will impose on our business. If we fail to successfully open and operate new company-owned stores and address the increased demands of our growth strategy on our business, our financial performance and growth strategy may be adversely affected.

The cost of raw materials, labor or freight could lead to an increase in our cost of sales and cause our results of operations to suffer.

Increasing costs for raw materials (due to limited availability or otherwise), labor or freight could make our sourcing processes more costly and negatively affect our gross margin and profitability. Labor costs at many of our independent manufacturers’ sites have been increasing and it is unlikely that these increases will abate. Wage and price inflation in our source countries could cause unanticipated price increases which may be significant. Such price increases by our independent manufacturers could be rapid in the absence of manufacturing contracts. Energy costs have fluctuated dramatically in the past and may fluctuate in the future. Rising energy costs may increase our costs of transporting our products for distribution, our utility costs in our offices and owned stores and the costs of products that we source from independent suppliers. Further, many of our products are made of materials, such as ballistic nylon, high impact plastics, plastic-injected molded parts, and lightweight high tensile strength metals, that are either petroleum-based or require energy to construct and transport. Costs for transportation of such materials have been increasing as the price of petroleum increases. Our independent suppliers and manufacturers may attempt to pass these cost increases on to us, and our relationships with them may be harmed or lost if we refuse to pay such increases, which could lead to product shortages. If we pay such increases, we may not be able to offset them through increases in our pricing and other means, which could adversely affect our ability to maintain our targeted gross margins. If we attempt to pass the increases on to consumers, our sales may be adversely affected.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure the brand and negatively affect sales.

Our trademarks, copyrights, patents, designs and other intellectual property rights are important to our success and our competitive position. We devote significant resources to the registration and protection of our trademarks and patents. In spite of our efforts, counterfeiting and design copies still occur. If we are unsuccessful in challenging the usurpation of these rights by third parties, this could adversely affect our future sales, financial condition, and results of operations. Our efforts to enforce our intellectual property rights are often met with defenses and counterclaims attacking the validity and enforceability of our intellectual property rights. Unplanned increases in legal fees and other costs associated with protecting our intellectual property rights could result in higher operating expenses. Additionally, legal regimes outside the United States, particularly those in Asia, including China, may not always protect intellectual property rights to the same degree as U.S. laws, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery.

We face risks associated with operating in international markets.

We operate in a global marketplace with approximately 32% of our 2011 net sales from operations outside North America. In addition, international sales growth is a key element of our growth strategy. We are subject to risks associated with our international operations, including:

•	foreign currency exchange rates;

•	economic or governmental instability in foreign markets in which we operate or in those countries from which we source our merchandise;

•	delays or legal uncertainty (including with respect to enforcement of intellectual property rights) in countries with less developed legal systems in which we operate;

•	increases in the cost of transporting goods globally;

•	acts of war, terrorist attacks, outbreaks of contagious disease and other events over which we have no control; and

•

changes in foreign or domestic legal and regulatory requirements resulting in the imposition of new or more onerous trade restrictions, tariffs, duties, taxes, embargoes, exchange or other government controls.

Any of these risks could have an adverse impact on our results of operations, financial position or growth strategy.

Furthermore, some of our international operations are conducted in parts of the world that experience corruption to some degree. Although we have policies and procedures in place that are designed to promote legal and regulatory compliance (including with respect to the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010), our employees and wholesalers could take actions that violate applicable anti-corruption laws or regulations. Violations of these laws, or allegations of such violations, could have an adverse impact on our reputation, our results of operations or our financial position.

We are exposed to risks from exchange rate fluctuations.

We incur substantially all our cost of sales in U.S. dollars, but some of our net sales are collected in currencies other than the U.S. dollar. We set the retail prices for our products in foreign countries at periodic intervals. If there is a significant weakening of the exchange rate in the local currency in which our net sales are generated after we set retail prices for our products in that country, our anticipated gross margins would be reduced. Conversely, if there is a significant strengthening of the exchange rate after we set retail prices, the retail prices of our products in that country may be viewed by consumers as comparatively expensive and local demand for our products may decrease until we reset our retail prices for our products in that country. In addition, foreign exchange movements may also negatively affect the relative purchasing power of foreign tourists and result in declines in travel volumes or their willingness to purchase discretionary premium goods, such as our products, while traveling, which would adversely affect our net sales.

Substantially all of our purchases from our foreign suppliers are denominated in U.S. dollars. A precipitous or prolonged decline in the value of the U.S. dollar could cause our foreign suppliers to seek price increases on the goods they supply us, which would adversely affect our gross margins if market conditions prevent us from passing those costs on to consumers. We do not currently use the derivative markets to hedge foreign currency fluctuations.

Our functional currency is the U.S. dollar, and our consolidated financial statements are reported in U.S. dollars. Consequently, fluctuations in the value of local currencies in which we derive significant net sales may impact the U.S. dollar amounts reflected in our financial statements. As a result, these U.S. dollar amounts may obscure underlying financial trends that would be apparent in financial statements prepared on a constant currency basis.

Our results of operations are subject to seasonal and quarterly fluctuations, which could adversely affect the market price of our common stock.

Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including:

•	the timing of new store openings;

•	net sales and operating profit contributed by new stores;

•	changes in the number of our points of distribution;

•	increases or decreases in comparable-store sales;

•	shifts in the timing of holidays;

•	changes in our merchandise mix; and

•	the timing of new product introductions.

A significant portion of our net revenues and operating cash flows have historically been realized during November and December each year, primarily due to increased retail activity during the holiday seasons, and therefore the fourth quarter factors more significantly into our results for the fiscal year. In 2011, fourth quarter net sales and operating income represented 32% and 42%, respectively, of our annual net sales and operating income. Any disruption in our ability to process, produce and fill customer orders in the fourth quarter could have a negative effect on our quarterly and annual operating results. Additionally, any disruption in our business operations or other factors that could lead to a material shortfall compared with our expectations for the fourth quarter could result in a significant shortfall in net sales and operating cash flows for the full year.

The growth of our business depends on the successful execution of our growth strategy, including our efforts to expand internationally and grow our e-commerce business.

Our current growth strategy depends on our ability to continue to expand geographically in a number of international regions including Asia, Europe and South America. In China, we plan to open additional Tumi points of distribution, and currently have distribution agreements with our China-based distribution partners. These arrangements are contingent upon our partners’ ability to help expand distribution points and open Tumi free-standing shops in the major regions of China’s mainland. If our partners do not perform as we expect we may be required to seek new partners, and the delay this would cause could limit our ability to maintain our growth rate in the Asia-Pacific region. In addition, we recently expanded into India and Brazil, but barriers to trade, including high tariffs, may depress our earnings potential in those and other markets. Further, the implementation of higher tariffs, quotas or other restrictive trade policies in any international regions in which we operate or seek to operate could adversely affect our ability to maintain our existing, or commence new, international operations, which could have an adverse impact on our growth strategy. We have only recently begun to focus our operations in countries in the Asia-Pacific and Latin American region, and in many of them we face established competitors. Countries in these regions often have different operational characteristics from the regions in which we are more established, including employment and labor, transportation, logistics, real estate, and local reporting or legal requirements. Further, consumer demand behavior, as well as tastes and purchasing trends, may differ in these countries and, as a result, sales of our products may not be, or may take time to become, successful, and gross margins on those net sales may not be in line with what we currently experience. Our ability to execute our international growth strategy in countries where we have recently begun to focus our operations, or where we are not yet established, depends on our ability to identify, and maintain successful relationships with, local distribution and wholesale partners that have experience working with premium brands, understand local real estate considerations and appreciate regional market demographics, and we may not be able to identify and agree on terms with, or to successfully maintain relationships with, such partners. In those countries, we also face significant competition to attract and retain experienced and talented employees. If our international expansion plans are unsuccessful, our growth strategy and our financial results could be materially adversely affected.

In addition, expansion of our company-owned and partner retail store networks in North America is a key part of our growth strategy. If we are unable to successfully identify and expand our presence in new locations in North America, our growth strategy could be adversely affected. Other important components of our growth strategy include increasing our brand awareness, improving our store operations, and continuing the success of existing products and the successful design and introduction of new products. Our ability to create new products and sustain existing products is in part contingent on our ability to successfully anticipate and respond to changing consumer preferences. The failure to increase our brand awareness while retaining our brand’s premium image, to improve our store operations, or to develop and launch new products successfully could adversely affect our growth strategy. Further, we intend to expand our e-commerce business, which may reduce sales through other retail and outlet distribution channels.

If we are unable to respond effectively to changes in market trends and consumer preferences, our market share, net sales and profitability could be adversely affected.

The success of our business in each of the regions in which we operate depends on our ability to identify the key product and market trends in those regions and then to design and bring to market in a timely manner products that satisfy the current preferences of a broad range of consumers in each respective region (either by enhancing existing products or by developing new product offerings). Consumer preferences differ across and within each of our operating regions, and shift over time in response to changing aesthetics, means of travel and economic circumstances. We believe that our success in developing products that are innovative and that meet our consumers’ functional needs is an important factor in our image as a premium brand, and in our ability to charge premium prices. We may not be able to anticipate or respond to changes in consumer preferences in one or more of our operating regions, and, even if we do anticipate and respond to such changes, we may not be able to bring to market in a timely manner enhanced or new products that meet these changing preferences. If we fail to anticipate or respond to changes in consumer preferences or fail to bring to market in a timely manner products that satisfy new preferences, our market share and our net sales and profitability could be adversely affected.

We may be unable to appeal to new consumers while maintaining the loyalty of our core consumers.

Part of our growth strategy is to introduce new consumers, including younger consumers, to the Tumi brand. If we are unable to attract new consumers, including younger consumers, our business and results of operations may be adversely affected as our core consumers’ age increases and levels of travel and purchasing frequency decrease. Initiatives and strategies intended to position our brand to appeal to new and younger consumers may not appeal to our core consumers, and may diminish the appeal of our brand to our core consumers, resulting in reduced core consumer loyalty. If we are unable to successfully appeal to new and younger consumers while maintaining our brand’s premium image with our core consumers, then our net sales and our brand image may be adversely affected.

Rapid deterioration of our wholesale customer base could erode our profitability.

Our Indirect-to-Consumer operating segments comprised approximately 52% of our net sales and 55% of our segments’ total operating income in 2011, while our Direct-to-Consumer operating segments comprised approximately 48% of our net sales and 45% of our segments’ total operating income in 2011. Many of our wholesale customers are family-run enterprises that have limited access to capital and undefined succession plans. If these customers reduce or cease operations or close prematurely, we may not be able to replace distribution with our own stores or with other wholesale customers, or we may need to make substantial investments to replace any such lost distribution, and such investments may not be successful. The erosion of our wholesale customer base could have an adverse impact on our cash resources, our gross margins and our overall profitability, adversely impacting our growth plan.

Fluctuations in our tax obligations and effective tax rate may have a negative effect on our operating results.

We are subject to income taxes in the United States and certain foreign jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for uncertain tax provisions in multiple tax jurisdictions. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated. Further, our effective tax rate in a given financial period may be materially impacted by changes in mix and level of earnings or by changes to existing accounting rules or regulations. In addition, tax legislation enacted in the future could negatively impact our current or future tax structure and effective tax rates.

If we are required to write down goodwill or other intangible assets, our results of operations and financial condition would be adversely affected.

Under GAAP, if we determine goodwill or other intangible assets are impaired, we will be required to write down these assets and record a non-cash impairment charge. As of December 31, 2011, we had goodwill of $142.8 million and other intangible assets of $131.2 million recorded in connection with our acquisition by Doughty Hanson in 2004. Other intangible assets, net consist primarily of brand/trade name, lease value and customer relationships.

Determining whether an impairment exists and the amount of the potential impairment involve quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events or new information may change management’s valuation of an intangible asset in a short amount of time. The timing and amount of impairment charges recorded in our statements of operations and write-downs recorded in our consolidated balance sheets could vary if management’s conclusions were different. Any impairment of goodwill or other intangible assets could have a material adverse effect on our results of operations and financial position. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding impairments.

Our business could suffer if we are unable to maintain our network of sales and distribution channels or manage our inventory effectively.

We employ a multi-channel distribution strategy and make use of a variety of distribution channels, including full-price retail stores, outlet stores, our websites, partner stores, other wholesale distributors such as department stores and third-party e-commerce websites. The effectiveness of our multi-channel strategy depends on our ability to manage our inventory and our distribution processes effectively so as to ensure that our products are available in sufficient quantities at various points of sale and thereby prevent lost sales. If we are not able to maintain our sales and distribution channels, either because of untimely deliveries or otherwise, or if we are not able to effectively manage our inventory, we could experience a decline in net sales, as well as excess inventories for some products and missed opportunities for other products. In addition, the failure to deliver our products to certain wholesale distributors in accordance with our delivery schedules could damage our relationship with these distributors and may impair our ability to use the distribution channels provided by such distributors. Consequently, our net sales, profitability and the implementation of our growth strategy could be adversely affected.

We plan to use cash provided by operating activities to fund our expanding business and execute our growth strategy and may require additional capital, which may not be available to us.

Our business relies on net cash provided by our operating activities as our primary source of liquidity, and historically all of our growth activities have been funded using operating cash flows. To support our business and execute our growth strategy as planned, we will need to continue to generate significant amounts of cash from operations, including funds to pay our lease obligations, build out new store space, purchase inventory, pay personnel, invest further in our infrastructure and facilities, invest in research and development, and pay for the increased costs associated with operating as a public company. If our business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available to us from our amended credit facility, we will need to seek additional capital, through debt or equity financings, to fund our growth. Conditions in the credit markets (such as availability of finance and fluctuations in interest rates) may make it difficult for us to obtain such financing on attractive terms or even at all. Additional debt financing that we may undertake, including in connection with an amended credit facility, may be expensive and might impose on us covenants that restrict our operations and strategic initiatives, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our capital stock, make investments and engage in merger, consolidation and asset sale transactions. Equity financings may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our equity securities may be lower than the price per share of our common stock in this offering. The holders of new securities may also have rights, preferences or privileges that are senior to those of existing holders of common stock. If new sources of financing are required, but are unattractive, insufficient or unavailable, then we will be required to modify our growth and operating plans based on available funding, if any, which would inhibit our growth and could harm our business.

Our amended credit facility may restrict our current and future operations.

In connection with this offering, we expect to modify our existing credit facility by entering into an amended credit facility. We expect that the agreement governing our amended credit facility will contain, and our future debt instruments may contain, covenants that restrict our operations, including limitations on our ability to: grant liens; incur additional debt (including guarantees); pay dividends or distributions on or redeem or repurchase capital stock; prepay or repurchase certain debt; make investments; and consolidate or merge into, or sell substantially all of our assets to, another person. Any of these restrictions could limit our ability to plan for and react quickly to changing economic, industry and competitive conditions, impair our liquidity and capital resources, and otherwise restrict our business operations. Our ability to comply with these restrictions may be affected by events beyond our control.

As of December 31, 2011, our total debt was $64.0 million, comprised entirely of borrowings under our existing credit facility. In connection with this offering, we expect to modify our existing credit facility and incur debt under our amended credit facility. Our indebtedness could have important consequences to you, including:

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, execution of our business strategy and other purposes;

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requiring us to dedicate a portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the funds available to us for other purposes, including funding future expansion; and

•

exposing us to risks inherent in interest rate fluctuations because our borrowings under our amended credit facility are expected to be at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

Our extended supply chain requires long lead times and relies heavily on manufacturers in Asia.

We rely heavily on manufacturers in Asia which requires long lead times to get goods to markets. The long lead times often require us to carry extra inventory to avoid out-of-stocks. In the event of a decline in demand for our products, due to general economic conditions or other factors, we may be forced to liquidate this extra inventory at low margins or at a loss. In addition, as a result of these long lead times, design decisions are required to be made several months or as early as a year and a half before the goods are delivered. Consumers’ tastes can change between the time a product is designed and the time it takes to get to market. If the designs are not popular with consumers, it could also result in the need to liquidate the inventories at low margins or at a loss, which would adversely affect our results of operations.

We may be unable to maintain the appropriate balance between the autonomy of our regional markets and centralized management.

Our management strategy is based on giving a high degree of autonomy to our regional management teams in order to ensure that those management teams are in touch with developments in their respective regions. For instance, each of the regions in which we operate requires a different product mix, sales strategy, price point and relationship with distributors and vendors. Additionally, key management functions, including finance, treasury, sourcing initiatives, advertising, internal legal and coordination of the regions, are managed centrally. We may not always be able to maintain the appropriate balance between regional autonomy and central management. If we favor too much regional autonomy, we risk conflicting or inconsistent brand messages between different regions, which could damage our brand and increase costs. Additionally, if we are unable to maintain sufficient oversight of our partner stores, decisions could be made locally that we regard as not being in our overall best interests, which could necessitate the diversion of management resources, result in the inability to capitalize on certain opportunities and/or cause damage to our brand. On the other hand, if we shift too much toward central management, we risk bringing to market products that are not in line with the tastes and preferences of each region, which could negatively affect our market share and net sales in such regions. In either instance, a failure to maintain the appropriate balance between regional autonomy and central management could adversely affect our business, net sales and profitability.

We depend on existing members of management and key employees to implement key elements in our strategy for growth, and the failure to retain them or to attract appropriately qualified new personnel could affect our ability to implement our growth strategy successfully.

The successful implementation of our growth strategy depends in part on our ability to retain our experienced management team and key employees and on our ability to attract appropriately qualified new personnel. For instance, our chief executive officer has extensive experience running branded consumer as well as retail-oriented businesses and our chief financial officer has extensive financial and operational experience in consumer packaged goods, manufacturing and distribution services. The loss of any key member of our management team or other key employees could hinder or delay our ability to implement our growth strategy effectively. Further, if we are unable to attract appropriately qualified new personnel as we expand over the next few years, we may not be successful in implementing our growth strategy. In either instance, our profitability and financial performance could be adversely affected. See “Management” for more detail on our executive officers.

We face strong competition in all of our product lines and markets, and we may not be able to successfully grow or retain market share in key targeted growth markets and product categories.

We face intense competition in all of the product lines and markets in which we operate from many competitors who compete with us on an international, regional or local level. Our strategy for future growth relies in part on growth in particular countries as well as in particular product categories, and we expect to continue to face strong competition from both global and regional competitors in all of our key growth markets and product categories. The Tumi brand, which is a key to our ability to compete successfully in our established markets and product categories, has less recognition in many of our targeted growth markets and product categories. We may be unable to establish our brand, or successfully compete once established, in these new markets and product lines. If we fail to compete effectively against our international or regionally focused competitors, we may be unable to expand our market share in our key growth markets or in key product categories, and we may be unable to retain our existing market share in key growth markets or in those markets in which we have traditionally had a strong presence. Failure to protect our market share on a regional level or to grow our market share in key growth markets and product categories could have a material adverse effect on our overall market share and on our net sales and profitability.

Our warehouse and distribution operations are critical to our success and any disruption from either man-made or natural disasters could negatively impact our operations.

We operate three distribution centers in the United States, Thailand and Germany which are critical to our ability to distribute our products on a timely basis. Damage or disruption to any of these warehouse locations could adversely affect our ability to fulfill orders for our products and thereby have a deleterious effect on our financial results. For example, our distribution facility in Thailand was recently impacted by flooding due to severe weather in that area and in the past our German warehouse was impacted by severe winter weather. In both cases our ability to operate was mitigated by the availability of our Vidalia, Georgia facility, which serves as a master distribution facility and is critical to our continued operations. If the Vidalia facility were to experience a disruption of service, our financial results and financial condition would be negatively impacted.

We do not employ traditional advertising channels, and if we fail to adequately market our brand through product introductions and other means of promotion, our business could be adversely affected.

In 2011, we spent approximately 4% of our net sales on advertising and promotion expenses. Our marketing strategy depends on our ability to promote our brand’s message by using store window campaigns, product placements in editorial sections, social media to promote new product introductions in a cost effective manner, the use of catalog mailings and from time to time the use of newspapers and magazines. We do not employ traditional advertising channels such as billboards, television and radio. If our marketing efforts are not successful at attracting new consumers and increasing purchasing frequency by our existing consumers, there may be no cost-effective marketing channels available to us for the promotion of our brand. If we increase our spending on advertising, or initiate spending on traditional advertising, our expenses will rise, and our advertising efforts may not be successful. In addition, if we are unable to successfully and cost-effectively employ advertising channels to promote our brand to new consumers and new markets, our growth strategy may be adversely affected.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease substantially all our facilities and company-owned store locations, and lease-related expense is a significant component of our operating expenses. We typically occupy our stores under operating leases with terms of up to ten years. We have been able to negotiate favorable rental rates over the last year due in part to the state of the economy; however, we may be unable to continue to negotiate such favorable terms, particularly in an improving commercial real estate market. Many of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have escalating rent provisions over the initial term and any extensions. As we grow our store base, our lease expense and our cash outlays for rent under lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

•	requiring that a substantial portion of our available cash be applied to pay our rental obligations (particularly rent deposits), thus reducing cash available for other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for or reacting to changes in our business or industry; and

•	limiting our ability to obtain additional financing.

Any of these consequences could place us at a disadvantage with respect to our competitors. We depend on cash flow from operating activities to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these lease expenses and needs, then we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. In the past five years, we have closed nine stores. If an existing or future store is not profitable and we decide to close it, then we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under the lease. Our inability to enter new leases or renew existing leases on acceptable terms or be released from our obligations under leases for stores that we close would, in any such case, affect us adversely.

Certain legal proceedings, regulatory matters and accounting changes could adversely impact our results of operations and financial condition.

We are subject from time to time to various claims arising out of our business operations, which may include or relate to alleged breach of contract claims, intellectual property and other related claims, credit card fraud, security breaches in certain of our retail store information systems, employment issues, consumer matters and other actions. Additionally, we may from time to time be subject to new or revised laws, regulations and regulatory actions both in the U.S. and in other countries where we conduct business operations, which could have an adverse impact on our results of operations.

Our involvement in any legal proceeding or regulatory matter would cause us to incur legal and other costs and, if we were found to have violated any laws or regulations, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of eventual costs, these matters could have a material adverse effect on our business by exposing us to negative publicity, reputational damage, harm to customer relationships, or diversion of personnel and management resources.

In addition, we are subject to changes in accounting rules and interpretations. The Financial Accounting Standards Board, or the FASB, is currently in the process of amending a number of existing accounting standards governing a variety of areas. Certain of these proposed standards, particularly the proposed standard governing accounting for leases, if and when effective, would likely have a material impact on our consolidated financial statements. See Note 2 to the accompanying audited consolidated financial statements for further discussion of recently issued accounting pronouncements.

Failure to protect confidential information of our consumers and our network against security breaches or failure to comply with privacy and security laws and regulations could damage our reputation, brand and business.

Our e-commerce website is currently our least significant source of Direct-to-Consumer sales, but serves as a marketing tool for the Tumi brand. A significant challenge to e-commerce and communications, including the operation of our website, is the secure transmission of confidential information over public networks. Our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. On our website, a majority of the sales are billed to our consumers’ credit card accounts directly, orders are shipped to a consumer’s address, and consumers log on using their email address. In such transactions, maintaining complete security for the transmission of confidential information on our website, such as consumers’ credit card numbers and expiration dates, personal information and billing addresses, is essential to maintaining consumer confidence. In addition, we hold certain private information about our consumers, such as their names, addresses, phone numbers and browsing and purchasing records.

We rely on encryption and authentication technology licensed from third parties to effect the secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect consumer transaction data. In addition, any party who is able to illicitly obtain a user’s password could potentially access the user’s transaction data or personal information. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our consumers to us through our website. In addition, our third-party merchants and delivery service providers may violate their confidentiality obligations and disclose information about our consumers. Any compromise of our security or material violation of a non-disclosure obligation could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability, which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations.

We may have technical problems with information technology systems on which we rely to manage our business efficiently and effectively, in particular our ordering and inventory management systems.

As a global, multi-channel business, we rely on a number of information technology systems in order to manage our business efficiently and effectively. We use the SAP Enterprise Resource Planning system across all of our North American, European and Asian operations to manage inventory and sourcing effectively. Logistical problems, such as technical faults with ordering systems or the failure to manage inventory effectively, may result in delays in delivery that could result in fines from certain wholesale customers, or lost sales, which if material or substantial over a period of time, may adversely affect our net sales and damage our reputation.

Replacements of our core information technology platforms may prove disruptive.

As a result of rapid growth in the number of our store locations and complexity of our business, we have been reviewing the adequacy of certain core information technology platforms used to run our business. While we believe that our main enterprise resource planning system is robust enough to support our business requirements for the foreseeable future, other systems may need to be substantially upgraded or replaced. In the future, it may be necessary to replace core information technology platforms such as our store point-of-sale system, our inventory forecasting and replenishment system, our state tax reporting system and our web-based sales system, among others. Unanticipated costs and unsuccessful execution of these upgrades may, among other things, disrupt our ability to effectively manage inventory and sourcing and harm our business, financial condition and results of operations.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently represented by a union or workers’ council. As we grow our business and enter different regions, unions may attempt to organize all or a portion of our employee base at certain of our owned stores and other facilities, or within certain regions. These efforts could result in work stoppages or other disruptions, and could cause management to divert time and resources from other aspects of our business.

Risks Related to This Offering and Ownership of Our Common Stock

There is no prior public market for our common stock and one may not develop.

Before this offering, there has not been a public trading market for our common stock. An active trading market for our common stock may not develop or be sustained after this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock sold in this offering will be determined by negotiations among us, the selling stockholders and the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all.

Our stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment as a result.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated variations in our quarterly and annual operating results or those of companies perceived to be similar to us;

•	weather conditions, particularly during holiday shopping periods;

•

changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors, or differences between our actual results and those expected by investors and securities analysts;

•	fluctuations in the market valuations of companies perceived by investors to be comparable to us;

•

the public’s response to our or our competitors’ filings with the Securities and Exchange Commission, or the SEC, or announcements regarding new products or services, enhancements, significant contracts, acquisitions, strategic investments, litigation, restructurings or other significant matters;

•	speculation about our business in the press or the investment community;

•	future sales of our common stock;

•	actions by our competitors;

•	additions or departures of members of our senior management or other key personnel; and

•	the passage of legislation or other regulatory developments affecting us or our industry.

In addition, the securities markets have experienced significant price and volume fluctuations that have affected and continue to affect market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, interest rate changes, or international currency fluctuations, may negatively affect the market price of our common stock.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend and a distraction to management.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. The price of our common stock could decline if one or more securities analysts downgrade our common stock or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our common stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our common stock price and trading volume to decline.

We do not intend to pay dividends on our common stock.

We intend to retain all of our earnings, if any, for the foreseeable future to finance the operation and expansion of our business and do not anticipate paying cash dividends. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, and will depend on, among other factors, our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. As a result, you should expect to receive a return on your investment in our common stock only if the market price of the stock increases, which may never occur.

The obligations associated with being a public company will require additional resources and significant management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The requirements of these rules and regulations applicable to public companies will significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, will make some of our corporate activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently, and as a result, we will incur significant legal, accounting and other expenses that we did not previously incur. The need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. The measures we take, however, may not be sufficient to satisfy our obligations as a public company. Such testing is not required until one year from the date of an effective filing. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional personnel, involve substantial costs to modify our existing accounting systems and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud.

Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of rules of the New York Stock Exchange, will be harmed.

The various costs relating to being a public company will materially increase our general and administrative expenses.

You will incur immediate dilution as a result of this offering.

The initial public offering price is likely to be substantially higher than the net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution in net tangible book per share value after consummation of this offering. You may experience additional dilution upon future equity issuances. See “Dilution” for a more detailed description and a sensitivity analysis related to dilution.

Doughty Hanson will be able to exert significant influence over us and our significant corporate decisions.

Upon consummation of this offering, Doughty Hanson will own approximately     % of our outstanding common stock, or approximately     % if the underwriters’ option to purchase additional shares is exercised in full. For as long as Doughty Hanson continues to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, Doughty Hanson will be able to direct the election of all of the members of our board of directors and control the outcome of all other matters requiring stockholder approval, including amending our charter, regardless of whether others believe that the transaction is in our best interests. Doughty Hanson may act in a manner that advances its best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, preventing or deterring a change in control of us;

•	entrenching our management or our board of directors; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

In connection with this offering, we will enter into a director designation agreement that will grant Doughty Hanson the right to designate nominees to our board of directors provided certain ownership requirements are met. See “Certain Relationships and Related Party Transactions—Director Designation Agreement.”

So long as Doughty Hanson continues to indirectly own a significant amount of our outstanding common stock, even if such amount is less than 50%, it will continue to be able to strongly influence our decisions. The concentration of ownership could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.

Our amended and restated certificate of incorporation will provide that Doughty Hanson has no obligation to offer us corporate opportunities.

Doughty Hanson and the members of our board of directors who are affiliated with Doughty Hanson, by the terms of our amended and restated certificate of incorporation to be in effect upon consummation of this offering, will not be required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. The company, by the terms of our amended and restated certificate of incorporation, expressly renounces any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our amended and restated certificate of incorporation cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment. Doughty Hanson is in the business of making investments in portfolio companies and may from time to time acquire and hold interests in businesses that compete with us, and have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of Doughty Hanson were to enter into or acquire a business similar to ours.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.

After this offering, we will have                 shares of common stock outstanding,                      of which will be available for immediate public sale. The remaining                 shares of common stock outstanding after this offering will be available for sale 180 days after the date of this prospectus, subject to volume, manner of sale and other limitations under Rule 144 under the Securities Act. Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

Our directors, officers and certain key stockholders have agreed to enter into “lock-up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after the date of this prospectus. Approximately                      of our shares will become available for sale upon the expiration of these agreements. Possible sales of these shares of our common stock in the market could exert significant downward pressure on our stock price. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

We expect that upon the consummation of this offering, our board of directors and our stockholders will have approved the 2012 Omnibus Plan, which will permit us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees (including our named executive officers), directors and advisors, as determined by the compensation committee of the board of directors. We intend to file a registration statement under the Securities Act of 1933, as amended, or the Securities Act, as soon as practicable after the consummation of this offering to cover the issuance of shares upon the exercise of options granted, and of shares granted, under the 2012 Omnibus Plan. As a result, any shares issued or optioned under the 2012 Omnibus Plan after the consummation of this offering also will be freely tradable in the public market. If equity securities are granted under the 2012 Omnibus Plan and it is perceived that they will be sold in the public market, then the price of our common stock could decline substantially.

Provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include, among others: a classified board of directors; a prohibition on the ability of stockholders to remove directors without cause; advance notice requirements for stockholder proposals and director nominations; a prohibition on the ability of stockholders generally to call special meetings; the inability of stockholders generally to act by written consent; the ability of our board of directors to make, alter or repeal our bylaws without stockholder approval; and the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

In addition, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock until Doughty Hanson ceases to beneficially own at least 15% of our outstanding voting stock. This provision of the Delaware General Corporation Law could delay or prevent a change of control of our company, which could adversely affect the price of our common stock.

Although we do not intend to rely on “controlled company” exemptions from certain corporate governance requirements under the New York Stock Exchange, or NYSE, rules, if we use these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After consummation of this offering, Doughty Hanson will continue to control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent “directors” as defined under the listing rules of the NYSE;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we do not currently intend to take advantage of any of these exemptions following this offering, to the extent we still qualify, we may choose to do so in the future. As a result, in the future, we may not have a majority of independent directors and we may not have independent director oversight of decisions regarding executive compensation and director nominations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements reflect our current views with respect to, among other things, future events and performance. These statements may discuss our net sales, gross margin, operating expenses, operating income, net income, cash flow, financial condition, impairments, expenditures, growth, strategies, plans, achievements, dividends, capital structure, organizational structure, future store openings, market opportunities and general market and industry conditions. We generally identify forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. These risks and uncertainties include those set forth under “Risk Factors.” For example, if general economic conditions and the availability of opportunities in the marketplace that complement our store strategy ultimately differ from those anticipated by management, the actual pace of our future store openings may differ materially from the pace contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of common stock by us in this offering will be $         million, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to apply the net proceeds we receive from this offering to the following uses:

•	approximately $ million to repurchase all of our outstanding shares of Series A preferred stock (at their liquidation preference plus accrued and unpaid dividends);

•	approximately $ million to repurchase all of the new class of our preferred stock issued in the Reorganization (at their liquidation preference plus accrued and unpaid dividends); and

•

approximately $         million to repurchase approximately                 shares of our common stock held by the LLC’s preferred interests holders, which consist of only Doughty Hanson (at the initial public offering price per share in this offering).

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reorganization” for additional information.

We intend to use any remaining net proceeds we receive for general corporate purposes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range on the cover of this prospectus, would increase (decrease) the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. For a sensitivity analysis as to dilution to new investors, see “Dilution.”

Doughty Hanson holds (or will hold following the Reorganization) all of our outstanding Series A preferred stock, the new class of our preferred stock issued in the Reorganization and the common stock to be repurchased by us in this offering. Doughty Hanson, accordingly, will receive all $         million of net proceeds to us from this offering, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock for the foreseeable future. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. The payment of dividends in the future, if any, will be at the discretion of our board of directors and will depend on such factors as earnings levels, capital requirements, contractual restrictions, including restrictive covenants contained in our amended credit facility, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) the reorganization transactions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reorganization” and (ii) the sale of                 shares of our common stock offered by us at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the proceeds therefrom as described in “Use of Proceeds.”

The information in the table below is derived from the audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with the historical financial statements and notes thereto included elsewhere in this prospectus and the information set forth under the headings “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2011
	Actual	As adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	$32,735	$

Long-term debt:
Existing credit facility (including current portion)(2)	$64,000		$—
Amended credit facility(2)	—

Total long-term debt	64,000

Mandatorily redeemable preferred stock and preferred equity interests:
Series A preferred stock, $0.01 par value per share: 77,500 shares authorized, 77,500 shares issued and outstanding, actual; no shares authorized or issued and outstanding, as adjusted	77,500		—
Preferred equity interests of Tumi II, LLC	50,000		—
Dividends accrued on mandatorily redeemable preferred stock and preferred equity interests	123,929		—

Total mandatorily redeemable preferred stock and preferred equity interests	251,429		—

Stockholders’ equity:
Common stock, $0.01 par value: 500,193 shares authorized and issued, 500,192 shares outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	5
Additional paid-in capital	49,488
Treasury stock, at cost	(174)
Accumulated deficit	(29,617)
Accumulated other comprehensive income (loss)	(985)

Total stockholders’ equity	18,717

Total capitalization	$334,146	$

(1)

Does not give effect to the use of $             million in cash to pay the bonus due to Jerome Griffith, our Chief Executive Officer, President and Director, upon the consummation of this offering. See “Compensation Discussion and Analysis—Bonus Agreement with Mr. Griffith.”

(2)	On October 29, 2010, Tumi, Inc. entered into our existing credit facility, comprised of a $77.5 million term loan, a $10.0 million revolving line of credit and borrowing capacity available for letters of credit. At December 31, 2011, we had $64.0 million outstanding under our term loan facility ($12.0 million of which is included in “Current portion of long-term debt” on our balance sheet) and $0.3 million of outstanding letters of credit. In connection with this offering, we expect to modify our existing credit facility by entering into an amended credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of December 31, 2011 was $         million, or $         per share of common stock. Net tangible book value per share represents the book value of total tangible assets less the book value of total liabilities divided by the number of shares of common stock outstanding.

After giving effect to our sale of                  shares of common stock at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2011 would have been $         million, or $         per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $         per share and an immediate dilution to new investors of $         per share.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2011	$
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to investors in this offering		$

The number of shares offered by us in this offering may be increased or decreased from the number of shares on the cover of this prospectus. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our adjusted net tangible book value by approximately $         million, or $         per share, and the dilution to investors in this offering by approximately $         per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares, our net tangible book value per share immediately after this offering would not change since the selling stockholders are selling all the shares pursuant to any exercise of this option, and we will not receive any of the proceeds from the sale of shares by the selling stockholders.

The following table summarizes as of                     , 2012, the average price per share paid by our existing stockholders and by investors participating in this offering, after giving effect to this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Assuming no exercise of the underwriters’ option to purchase additional shares, sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     , or approximately     % of the total shares of common stock outstanding immediately after this offering, and will increase the number of shares held by new investors to                      , or approximately     % of the total shares of common stock outstanding immediately after this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to                  shares, or approximately     % of the total shares of common stock outstanding immediately after this offering, and the number of shares held by new investors to                      , or approximately     % of the total shares of common stock outstanding immediately after this offering.

Effective upon the consummation of this offering, an aggregate of                 shares of our common stock will be reserved for future issuance under the 2012 Omnibus Plan. To the extent that we issue any such shares of common stock or issue options to purchase our common stock that are subsequently exercised, there may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial information set forth below at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial information at December 31, 2009, 2008 and 2007 and for each of the years ended December 31, 2008 and 2007 has been derived from our audited consolidated financial statements not included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following information together with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	For the years ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share and average net sales data)
Income Statement Data:
Net sales	$329,968	$252,803	$196,576	$232,623	$231,353
Cost of sales	140,954	106,533	85,963	103,237	98,962

Gross margin	189,014	146,270	110,613	129,386	132,391

Operating expenses:
Selling	21,957	16,865	14,109	18,979	18,354
Marketing	13,377	7,779	5,793	13,730	13,717
Retail operations	67,465	57,526	54,685	57,040	47,906
General and administrative(1)	25,782	23,474	19,921	21,307	21,183

Total operating expenses	128,581	105,644	94,508	111,056	101,160

Operating income	60,433	40,626	16,105	18,330	31,231

Other income (expenses):
Interest expense	(2,423)	(4,753)	(9,653)	(7,941)	(11,979)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	(22,857)	(20,779)	(18,890)	(17,173)	(15,612)
Earnings (losses) from joint venture	587	529	(528)	(30)	109
Foreign exchange (losses) gains	(61)	(975)	258	(425)	1,169
Other non-operating income (expenses)	267	(167)	(342)	(34)	394

Total other expenses	(24,487)	(26,145)	(29,155)	(25,603)	(25,919)

Income before taxes	35,946	14,481	(13,050)	(7,273)	5,312
Provision for income taxes	19,354	14,377	2,978	4,821	8,284

Net income (loss)	$16,592	$104	$(16,028)	$(12,094)	$(2,972)

Weighted average common shares outstanding: basic and diluted(2)	500,192	500,192	316,631 (3)	192 (3)	193 (3)

Basic and diluted earnings (loss) per common share(2)	$33.17	$0.21	$(50.62)	$(62,991.45)	$(15,396.70)

	For the years ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share and average net sales data)
Other Financial and Operational Data:
Depreciation and amortization	$10,089	$9,788	$10,001	$10,231	$8,234
Number of company-owned stores (at period end)	97	86	84	83	74
Average net sales per square foot(4)	$972	$821	$629	$761	$905
Comparable store sales growth (for period)(5)
North America full-price	22.2%	30.5%	(16.2)%	(12.3)%	7.5%
North America outlet	17.2%	21.4%	(9.6)%	2.8%	4.1%
International (in local currency)	10.8%	22.0%	0.5%	(10.4)%	6.6%
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$32,735	$19,209	$27,261	$17,377	$9,813
Working capital(6)	33,968	25,058	12,611	18,978	27,880
Total assets	446,341	408,990	399,754	411,425	412,179
Long-term debt (including current portion)	64,000	76,000	97,000	114,000	115,500
Mandatorily redeemable preferred stock and preferred equity interests	251,429	228,572	207,793	188,902	171,730
Total liabilities	427,624	407,299	398,655	406,894	391,567
Total stockholders’ equity	18,717	1,691	1,099	4,531	20,612

(1)	General and administrative expenses includes warranty and repair costs, product design and development costs, shipping and distribution costs, amortization of customer list and other general operating expenses.
(2)	Does not give effect to the -for-1 common stock split to be effected prior to the consummation of this offering.
(3)	Gives effect to the 2,000-to-1 reverse common stock split effected in March 2010.
(4)	Represents company-owned stores only.
(5)	Comparable store sales are calculated based on our company-owned stores that have been open for at least a full calendar year as of the end of our annual reporting period. For example, a store opened in October 2010 will not impact the comparable store comparison until January 1, 2012. Comparable store sales do not include e-commerce sales.
(6)	Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding current portion of long-term debt).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. We generally identify forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely” or the negative version of these words or comparable words. Factors that can cause actual results to differ materially from those reflected in the forward-looking statements include, among others, those discussed in “Risk Factors” and elsewhere in this prospectus. We urge you not to place undue reliance on these forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as of the date hereof. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Our annual financial statement reporting period is based on a calendar year commencing on January 1, and ending on December 31. The reporting periods for our unaudited selected quarterly financial data are based on the first month of each fiscal quarter including five Sundays and the second and third months of each fiscal quarter including four Sundays, with the fourth fiscal quarter always ending on December 31. Historical results are not necessarily indicative of the results expected for any future period.

Executive Overview

We are a high-growth, global, premium lifestyle brand whose products offer superior quality, durability and innovative design. We offer a comprehensive line of travel and business products and accessories in multiple categories. We design our products for, and market our products to, sophisticated professionals, frequent travelers and brand-conscious individuals who enjoy the premium status of Tumi products. We sell our products through a network of company-owned stores, partner stores, outlet stores, concessions, shop-in-shops, specialty luggage shops, high-end department stores and e-commerce distribution channels. We have approximately 1,600 points of distribution in over 70 countries, and our global distribution network is enhanced by the use of our three logistics facilities located in the United States, Europe and Asia. We design our products in our U.S. design studios and selectively collaborate with well-known, international industrial and fashion designers for limited edition product lines. Production is sourced globally through a network of suppliers based in Asia, many of which are longtime suppliers, and the Caribbean.

Since 2005, we have expanded our global presence by successfully implementing our growth strategies, which have included opening additional company-owned stores and increasing wholesale points of distribution. Our net sales have grown from $165.0 million in 2005 to $330.0 million in 2011, representing a compound annual growth rate of 12%. This increase in net sales resulted from an increase in the number of our company-owned stores by 72 since January 1, 2005, as well as an increase in average sales per square foot in company-owned stores from $642 in 2005 to $972 in 2011. Our ability to expand our points of distribution and to grow our sales in existing stores has been driven by increasing demand for our products, as well as a growing recognition of the Tumi brand. We have recently increased our focus on our women’s line, which represented approximately 11% of net sales in 2011, and on increasing our online presence, which represented approximately 10% of our net sales in 2011. Since 2006, Direct-to-Consumer e-commerce net sales per fiscal year have ranged from

12% to 14% of total Direct-to-Consumer net sales. From the year ended December 31, 2008 to the year ended December 31, 2011, Indirect-to-Consumer e-commerce net sales grew from less than 1% to 7% of total Indirect-to-Consumer net sales.

Despite an industry-wide decrease in consumer purchases of discretionary products because of the financial crisis of 2008/2009, our performance remained strong, in part because our flexible operating model enabled us to efficiently manage our operating expenses and quickly respond to changing business conditions. Beginning in the fourth quarter of 2009, we began to see an increase in consumer visits, conversion and store productivity. As the stock market started to recover, business travel and consumer shopping increased which contributed to a rebound in the performance of our business. Our wholesale accounts began to restock inventories which had been depleted as a result of cutbacks in wholesale orders in reaction to the economic crisis. We also restarted our store development activities which had been temporarily put on hold during the financial crisis. We believe many consumers deferred purchases of our products during the financial crisis, and post-crisis sales appear to be increasing due in part to these deferred purchases. Since the year ended December 31, 2009, our net sales have grown from $196.6 million to $330.0 million for the year ended December 31, 2011, representing a compound annual growth rate of 30%. Our return to a high-growth model in 2010 and through 2011 was attributable to the effective implementation of the elements of our growth strategy as well as the general improvement in economic conditions.

In recent years, the travel products industry has seen a trend in consumer preferences towards lighter-weight luggage and travel accessories, as well as merchandise that makes mobile computing and communication more convenient. In light of these trends, we have developed products that fulfill those identified needs, such as our Vapor and Super Leger lines, as well as a variety of mobile electronic accessories designed for frequent travelers. Additionally, we have seen an increase in the relative percentage of our net sales derived from our premium product line, and a decrease in the relative percentage of our net sales derived from our core product line in recent years.

We believe there is a significant opportunity to continue to expand our store base globally, and we plan to add new company-owned and partner stores in upscale malls and prestige street venues. We expect to open 8 to 16 company-owned stores in North America and Western Europe in each of the next three years while also expanding our online presence. Most of the locations we have identified for new company-owned stores are for full-price stores, while the remaining locations are for outlet stores. We believe we have the capacity to increase our Indirect-to-Consumer net sales, both in North America and internationally. In particular, we plan to continue to grow in key Asian markets, particularly China. Currently, approximately one third of our net sales in the Asia Pacific region are due to China, with Japan and South Korea being the next largest contributors. Additionally, Indirect-to-Consumer net sales in the Asia Pacific region have more than doubled in the past five years. We also plan to increase the number of wholesale doors in key European markets including Germany, France and the United Kingdom, and to expand wholesale distribution in Central and South America, while also expanding our product portfolio offered in existing wholesale doors. In North America, we expect to grow net sales by increasing our wholesale door presence, expanding our accessories business in department stores, increasing the variety of products available to third party e-commerce providers and increasing penetration of the Canadian market through department stores, specialty stores, e-commerce sales and new distribution partners. Since 2007, Indirect-to-Consumer net sales have, overall, increased slightly in the European, Middle Eastern and African and North American markets and decreased slightly in the Central and South American market.

We generally expect the payback of our investment in a new company-owned store to occur in less than two and a half years. We also believe we can increase our average sales per square foot by continuing to improve store efficiency, while also continuing to increase our net sales by capitalizing on our flexible distribution model. For example, in 2010, we converted certain company-owned stores in the Asia-Pacific region into wholesale distribution points in order to improve our operational effectiveness and profitability in that market. In particular, this enabled us to incentivize our local distributors to accelerate store development in a manner that would optimize net sales. We will continue to look for ways to improve our capital efficiency in both current and new markets in the future.

One-time charge

Pursuant to an amended and restated letter agreement dated July 8, 2009, Jerome Griffith, our Chief Executive Officer, President and Director, is entitled to receive a special cash bonus upon the consummation of a qualified sale event or initial public offering that results in an enterprise value of our company of $600.0 million or greater. Based on an assumed initial public offering price of $         per share, the midpoint of the price range on the cover of this prospectus, Mr. Griffith would be entitled to receive a special bonus payment of approximately $         million. We will record this compensation expense during the period in which a qualified sale event or this offering occurs, net of related tax benefits, which will thereby reduce operating income and net income.

Reorganization

We currently have Series A preferred stock and common stock outstanding. We also currently have a subsidiary, Tumi II, LLC, or the LLC, whose equity capitalization consists of common interests and preferred interests. We own all of the LLC’s common interests. Doughty Hanson owns all of the LLC’s preferred interests. Prior to the consummation of this offering, we will effect the following transactions:

•

the LLC’s preferred interests will be exchanged for a new class of our preferred stock and immediately thereafter the LLC will merge with and into Tumi Holdings, Inc., and Tumi Holdings, Inc. will continue as the surviving corporation;

•	in the merger, the LLC’s common interests will be canceled; and

•

following the merger, our board of directors will authorize the repurchase of the new class of our preferred stock at its liquidation preference (plus any accrued and unpaid dividends),                  shares of our common stock held by the LLC’s preferred interests holders, which consist only of Doughty Hanson, at the initial public offering price per share in this offering, and all of our outstanding Series A preferred stock.

Doughty Hanson holds (or will hold following the Reorganization) all of our outstanding Series A preferred stock, the new class of our preferred stock issued in the Reorganization and the common stock to be repurchased by us. We intend to use the net proceeds from the sale of shares by us in this offering to repurchase all of our preferred stock and some of our common stock as part of the Reorganization as describe above. After giving effect to the Reorganization and this offering, including the application of proceeds therefrom, our outstanding capital stock will consist solely of common stock.

Our Operating Segments

We evaluate operating performance based on net sales and operating income in the following four operating segments.

Direct-to-Consumer North America

We sell our products directly to consumers through a network of 83 company-owned retail stores consisting of full-price stores and outlet stores strategically positioned in high-end retail malls or street venues. We also sell our product directly to consumers through our e-commerce website.

Direct-to-Consumer International

We sell directly to consumers through a network of 14 company-owned full-price and outlet stores in high-end street venues and select malls in international locations. We also sell our products directly to consumers through our two international e-commerce websites.

Indirect-to-Consumer North America

We sell to wholesale customers in North America through approximately 700 doors, including specialty luggage retailers, prestige department stores and business-to-business channels. Many of our wholesale customers also operate their own e-commerce websites through which we sell. Our products are also sold in partner stores operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that we dictate.

Indirect-to-Consumer International

We sell our products to wholesale customers through distribution channels in Australia, China, Europe, Hong Kong, the Middle East, South Africa, South Korea, Southeast Asia and Taiwan. Our products are also sold in partner stores operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that we dictate. We also operate concessions in department stores throughout Europe and the Middle East. Many of our wholesale customers also operate their own e-commerce websites through which they sell our products.

Certain corporate expenses are not specifically allocated to individual operating segments, such as product design and development, certain general and administrative, shipping, warehouse and other expenses.

Key Performance Indicators

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include Adjusted EBITDA and average net sales per square foot. Adjusted EBITDA provides us with a measure of our financial performance that we use to evaluate profitability. In addition, we have historically used and continue to use Adjusted EBITDA in determining our incentive compensation. Average net sales per square foot, which relates to company-owned stores only, provides us with a measure to evaluate our store sales trends and to assess the operational performance of our stores.

Adjusted EBITDA increased by approximately $23.5 million, or 86%, to $50.8 million in 2010 from $27.3 million in 2009. This increase was primarily due to higher net sales and gross margin dollars partially offset by an increase in operating expenses. Adjusted EBITDA increased by approximately $21.4 million, or 42%, to $72.2 million in 2011 from $50.8 million in 2010. This increase was primarily due to higher net sales and gross margin dollars partially offset by an increase in operating expenses.

Average net sales per square foot increased by approximately $192, or 30%, to $821 in 2010 from $629 in 2009. This increase was primarily due to higher store traffic, new product introductions and sales and improving economic conditions. Average net sales per square foot increased by approximately $151, or 18%, to $972 in 2011 from $821 in 2010. This increase was primarily due to higher store traffic, new product introductions and sales and improving economic conditions.

Adjusted EBITDA is a non-GAAP financial measure. A definition and explanation of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to net income (loss), is provided in “Summary Consolidated Financial Data.”

Financial Results

Net sales

Net sales consists of revenue from the sale of products, less returns, discounts and allowances and other offsets to net sales. In our Direct-to-Consumer segments, revenue is recognized when a consumer purchase occurs and the consumer receives the merchandise. In our Indirect-to-Consumer segments, revenue is recognized when inventory is received by wholesale customers, at which point the related title passes. Provisions for discounts, rebates to consumers and returns are recorded as a reduction of net sales in the same period as the related sale. Revenue associated with gift cards is recognized upon redemption. Revenue from gift cards and the amount of revenue recognized for gift cards not redeemed (“breakage”) is immaterial to our results of operations. Amounts billed to customers for delivery costs are classified as a component of net sales, and any other related delivery costs are classified as a component of cost of sales. Sales and value added tax collected from consumers and remitted to governmental authorities are accounted for on a net basis and are excluded from net sales on our consolidated results of operations.

Comparable store sales are calculated based on our company-owned stores that have been open for at least a full calendar year as of the end of our annual reporting period. For example, a store opened in October 2010 will not impact the comparable store comparison until January 1, 2012. There may be variations in the way in which some of our competitors and other retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable with similar data made available by other companies.

Cost of sales

Cost of sales includes the cost of finished goods purchased from our suppliers plus the cost of freight to deliver the product to our distribution centers, packaging and related duties and applicable overhead incurred to bring the merchandise to its condition for sale. Gross margin is defined as net sales less the cost of sales.

Operating expenses

Operating expenses consist of selling, marketing, retail operations and general and administrative expenses.

Selling.    Selling expenses consist of wholesale-related salaries, benefits, commissions, incentive programs, concession fees, travel and entertainment, meetings and seminars and other selling costs and expenses, in each case related to our global wholesale business.

Marketing.    Marketing expenses consist of in-store and consumer advertising, marketing-related salaries and benefits, travel and entertainment, lease-required advertising, consumer catalogs, market research and other consulting costs and expenses related to marketing.

Retail operations.    Retail operations expenses include occupancy and staffing costs associated with our company-owned stores, store depreciation expense, operator fees for our e-commerce websites, depreciation on point-of-sale fixtures, travel and entertainment, meetings and seminars, insurance and other related administrative costs and expenses.

General and administrative.    General and administrative expenses consist of product development costs related to tools, dyes, design and travel; shipping and distribution costs; costs associated with running our global distribution network such as occupancy and employment expenses; costs associated with warranty and after-sales service such as employee and repair-related expenses and warranty claims; employee-related costs associated with our executive, finance, information technology and human resource functions; costs associated with our corporate headquarters and product show rooms; and legal, tax and accounting fees.

Operating income

Operating income consists of gross margin less operating expenses, and excludes other income and expenses (i.e., non-operating income and expenses).

Other income (expenses)

Interest expense.    Interest expense consists of interest payments made pursuant to an existing credit and guaranty agreement with, among others, Wells Fargo Bank, National Association, which we refer to as our existing credit facility, as well as amortization of deferred financing costs, net of minimal interest income.

Dividend expense on mandatorily redeemable preferred stock and preferred equity interests. Dividend expense on mandatorily redeemable preferred stock and preferred equity interests consists solely of non-cash accrued preferred dividends on our mandatorily redeemable preferred stock and the LLC’s preferred equity interests. These amounts have not been paid but are due upon redemption.

Earnings (losses) from joint venture investments.    Earnings (losses) from joint venture investments relate exclusively to Tumi Japan, a joint venture (corporation) in which we hold a 50% interest and which sells Tumi products in 12 retail stores and to various high-end wholesale customers in Japan.

Foreign exchange (losses) gains.    Foreign currency exposures arise in our branch offices and subsidiaries in Europe where transactions are denominated in a currency other than the U.S. dollar. Gains and losses such as those resulting from the settlement of receivables and payables denominated in foreign currency are included in the earnings of the current period in “foreign exchange gains (losses).” We are also exposed to foreign currency exchange rate fluctuations with respect to our European operations as a result of its U.S. dollar-denominated fixed rate intercompany loan balance. Prior to May 2007, we did not plan or anticipate the settlement of certain intercompany foreign currency transactions and had considered the transactions to be of a long-term investment nature. Because of refinements in our cash management strategies, we now anticipate settlement in the foreseeable future. Gains and losses on transactions that arise after May 2007, to the extent they are considered current, are included in the determination of net income under foreign exchange gains (losses). We believe that exposure to adverse changes in exchange rates associated with revenues and expenses of our foreign branch offices and subsidiaries are immaterial to our consolidated financial statements.

Other non-operating income (expenses).    Other non-operating income (expenses) includes all other non-operating income and expenses.

Provision for income taxes

We record income tax expenses related to federal, state, local and foreign income.

Results of Operations

The following table sets forth consolidated operating results and other operating data for the periods indicated.

Operating results

	For the years ended December 31,
	2011	2010	2009
	(dollars in thousands)
Net sales	$329,968	$252,803	$196,576
Cost of sales	140,954	106,533	85,963

Gross margin	189,014	146,270	110,613

Operating expenses
Selling	21,957	16,865	14,109
Marketing	13,377	7,779	5,793
Retail operations	67,465	57,526	54,685
General and administrative	25,782	23,474	19,921

Total operating expenses	128,581	105,644	94,508

Operating income	60,433	40,626	16,105

Other income (expenses)
Interest expense	(2,423)	(4,753)	(9,653)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	(22,857)	(20,779)	(18,890)
Earnings (losses) from joint venture	587	529	(528)
Foreign exchange (losses) gains	(61)	(975)	258
Other non-operating income (expenses)	267	(167)	(342)

Total other expenses	(24,487)	(26,145)	(29,155)

Income before income taxes	35,946	14,481	(13,050)
Provision for income taxes	19,354	14,377	2,978

Net income (loss)	$16,592	$104	$(16,028)

Percentage of net sales

	For the years ended December 31,
	2011	2010	2009
Net sales	100%	100%	100%
Cost of sales	43%	42%	44%

Gross margin	57%	58%	56%

Operating expenses
Selling	7%	7%	7%
Marketing	4%	3%	3%
Retail operations	20%	23%	28%
General and administrative	8%	9%	10%

Total operating expenses	39%	42%	48%

Operating income	18%	16%	8%

Other income (expenses)
Interest expense	(1)%	(2)%	(5)%
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	(7)%	(8)%	(10)%
Earnings (losses) from joint venture	—	—	—
Foreign exchange (losses) gains	—	—	—
Other non-operating income (expenses)	—	—	—

Total other expenses	(8)%	(10)%	(15)%

Income before income taxes	10%	6%	(7)%
Provision for income taxes	6%	6%	2%

Net income (loss)	4%	—	(9)%

The following table summarizes the number of company-owned stores open at the beginning and the end of the periods indicated:

	For the years ended December 31,
	2011	2010	2009
Number of stores open at beginning of period	86	84	83
Stores added	11	8	3
Stores closed	—	(6)	(2)

Number of stores open at end of period	97	86	84

Year ended December 31, 2010 compared with year ended December 31, 2009

Net sales

The following table presents net sales by operating segment for the year ended December 31, 2010 compared with the year ended December 31, 2009.

	2010	2009	% Change
	(dollars in thousands)
Direct-to-Consumer North America	$106,942	$82,399	30%
Direct-to-Consumer International	13,102	13,440	(3)%
Indirect-to-Consumer North America	62,866	49,607	27%
Indirect-to-Consumer International	69,893	51,130	37%

Total	$252,803	$196,576	29%

Net sales increased $56.2 million, or 29%, to $252.8 million in 2010 from $196.6 million in 2009. In our Direct-to-Consumer North America segment, increased net sales were attributable to new company-owned store openings and higher store sales, which were driven by our new product introductions, retail initiatives and increased consumer confidence as a result of improved economic conditions. Additionally, we transitioned to our new e-commerce websites and our Indirect-to-Consumer segments re-stocked inventories which had been drawn down during the previous year in response to the economic crisis. North America full-price comparable store sales increased 31%, North America outlet comparable store sales increased 21% and our international comparable store sales increased 16% (22% in local currency). The conversions of certain stores in Asia from company-owned stores into wholesale distribution offset our Direct-to-Consumer International segment. In our Indirect-to-Consumer International segment, the increases in net sales resulted primarily from wholesale door expansion, particularly in Asia. In 2010, 57% of Indirect-to-Consumer International net sales were attributable to sales in the Asia-Pacific region, 38% were attributable to the Europe, Middle East and Africa, or EMEA, region and 5% were attributable to Central and South America.

Operating income

The following table presents operating income (loss) by operating segment for the year ended December 31, 2010 compared with the year ended December 31, 2009.

	2010	2009	% Change
	(dollars in thousands)
Direct-to-Consumer North America	$27,610	$11,489	140%
Direct-to-Consumer International	613	(699)	188%
Indirect-to-Consumer North America	23,576	15,808	49%
Indirect-to-Consumer International	21,874	15,090	45%
Non-allocated corporate expenses	(33,047)	(25,583)	(29)%

Total	$40,626	$16,105	152%

Operating income increased $24.5 million, or 152%, to $40.6 million in 2010 from $16.1 million in 2009. Operating income increased primarily as a result of higher net sales, improved gross margin dollars from lower off-price sales and general improvement in economic conditions, partially offset by an increase in operating expenses. Higher operating expenses were attributable primarily to higher salaries and incentives for our sales and retail associates, increased investments in marketing and the restoration of salary and incentive compensation for our employees. During 2009, in the midst of the economic crisis, we were able to decrease spending by $16.5 million. Reductions in marketing, headcount, travel and capital budget, as well as a curtailment of store development activities, helped mitigate the decline in net sales and preserve operating cash flow and gross margin. In 2009, we also reduced salaries across the board and eliminated bonuses for all retail associates. In the fourth quarter of 2010, both salary and incentives were restored for all North American retail associates. We kept cost controls in place during 2010 and, as business conditions improved, began to increase investments in marketing and personnel. Our rent expense was approximately $16.2 million and $15.9 million for the years ended December 31, 2010 and 2009, respectively.

Operating income attributable to our Direct-to-Consumer segments increased $17.4 million, or 162%, to $28.2 million in 2010 from $10.8 million in 2009. This increase was partially due to higher net sales as a result of renewed consumer spending, particularly in our full-price stores. Additionally, in our Direct-to-Consumer International segment, operating expenses declined due to the conversion of company-owned stores to wholesale distribution in Asia. Store operating expenses in 2009 were lower due to strict cost controls and limited store openings. In 2009, we only opened 3 stores and incurred $3.1 million in capital expenditures, an amount which included retail infrastructure, wholesale fixtures, information technology investments and new product tooling investments. In 2010, we opened 8 stores and incurred $7.1 million in capital expenditures.

Operating income attributable to our Indirect-to-Consumer segments increased $14.6 million, or 47%, to $45.5 million in 2010 from $30.9 million in 2009. This increase was primarily due to wholesale customers initiating fewer markdowns and maintaining higher levels of inventory in 2010 than in 2009. Additionally, our Indirect-to-Consumer International segment benefited from Asia’s strengthening economy and our conversion of company-owned stores to wholesale distribution.

Other income and expenses

Total other expenses decreased $3.1 million, or 11%, to $26.1 million in 2010 from $29.2 million in 2009. Total other expenses includes dividend expense on mandatorily redeemable preferred stock and preferred equity interests, a non-cash charge. Excluding this one item, total other expenses decreased $4.9 million, or 48%, to approximately $5.4 million in 2010 from $10.3 million in 2009. These decreases were attributable primarily to a reduction in interest expense from more favorable terms in our existing credit facility entered into in October 2010, declining interest rates and the expiration of our interest rate swaps in March 2010. In 2009, prior to entering into our existing credit facility, which was a modification of our prior credit facility, we prepaid a portion of our prior credit facility in connection with an amendment thereto. Such reduction in outstanding debt also decreased interest expenses in 2010. Earnings from our joint venture investment increased $1.0 million to income of $0.5 million in 2010 from a loss of $0.5 million in 2009. This increase was attributable to higher net sales in Japan due in part to improved economic conditions. These amounts were partially offset by increased foreign exchange losses.

Income tax expense

Provision for income taxes increased $11.4 million to $14.4 million in 2010 from $3.0 million in 2009. This increase was attributable to an increase in taxable income in 2010. In 2010, our effective tax rate was 41%, compared to our 51% effective tax rate in 2009. The decrease in our effective tax rate from 2009 was due to the recognition of a deferred tax liability related to an acquired store. Because the dividend expense on mandatorily redeemable preferred stock and preferred equity interests, a non-cash charge, is not tax deductible and was $20.8 million in 2010 (net income in 2010 was $0.1 million), the discussion of our effective tax rate excludes this one item.

Net income

Net income increased $16.1 million to net income of $0.1 million in 2010 from a net loss of $16.0 million in 2009. Net income before preferred dividend expense (non-cash) increased $18.0 million to $20.9 million in 2010 from $2.9 million in 2009. These increases were attributable to an increase in operating income primarily related to improved operating results.

Year ended December 31, 2011 compared with the year ended December 31, 2010

Net sales

The following table presents net sales by operating segment for the year ended December 31, 2011 compared with the year ended December 31, 2010.

	2011	2010	% Change
	(dollars in thousands)
Direct-to-Consumer North America	$143,809	$106,942	34%
Direct-to-Consumer International	16,198	13,102	24%
Indirect-to-Consumer North America	79,036	62,866	26%
Indirect-to-Consumer International	90,925	69,893	30%

Total	$329,968	$252,803	31%

Net sales increased $77.2 million, or 31%, to $330.0 million in 2011 from $252.8 million in 2010. In our Direct-to-Consumer North America segment, increased net sales were attributable to new company-owned store openings and higher store sales, which were driven by our new product introductions, retail initiatives and an ongoing increase in consumer confidence and store traffic as a result of improved economic conditions. North America full-price comparable store sales increased 22%, North America outlet comparable store sales increased 17% and our international comparable store sales increased by 16% (11% in local currency). In 2011, comparable store sales growth was attributable to increased store traffic due to design innovation, product line extensions and increased brand awareness, as well as improved conversion due to our retail maximization program. In our Indirect-to-Consumer International segment, increased net sales resulted primarily from wholesale door expansion, particularly in Asia, and robust economic conditions in Asia. In 2011, 61% of Indirect-to-Consumer International net sales were attributable to sales in the Asia-Pacific region, 34% were attributable to the EMEA region and 5% were attributable Central and South America. In our Indirect-to-Consumer North America segment, positive responses to new product introductions, improving economic conditions and an increase in our wholesalers’ e-commerce businesses contributed to the increase in net sales.

Operating Income

The following table presents operating income (loss) by operating segment for the year ended December 31, 2011 compared with the year ended December 31, 2010.

	2011	2010	% Change
	(dollars in thousands)
Direct-to-Consumer North America	$44,650	$27,610	62%
Direct-to-Consumer International	973	613	59%
Indirect-to-Consumer North America	29,195	23,576	24%
Indirect-to-Consumer International	26,037	21,874	19%
Non-allocated corporate expenses	(40,422)	(33,047)	(22)%

Total	$60,433	$40,626	49%

Operating income increased $19.8 million, or 49%, to $60.4 million in 2011 from $40.6 million in 2010. Operating income increased primarily as a result of higher net sales, improved gross margin dollars from fewer off-price sales and improvement in economic conditions, partially offset by an increase in operating expenses. Higher operating expenses were attributable primarily to higher salaries and incentives for our sales and retail associates, increased investments in marketing, as well as higher retail operations expense due to increased operator fees for our e-commerce websites. Our rent expense was approximately $18.9 million and $16.2 million for the years ended December 31, 2011 and 2010, respectively.

Operating income attributable to our Direct-to-Consumer segments increased $17.4 million, or 62%, to $45.6 million in 2011 from $28.2 million in 2010. This increase was partially due to higher net sales in our full-price and outlet stores. In 2011, we opened 11 stores in North America (excluding 1 temporary pop-up store) and incurred $15.0 million in capital expenditures, an amount which included retail infrastructure, wholesale fixtures, information technology investments and new product tooling investments.

Operating Income attributable to our Indirect-to-Consumer segments increased $9.7 million, or 21%, to $55.2 million in 2011 from $45.5 million in 2010. This increase was primarily due to higher wholesale sales, particularly in the Asia Pacific region, as well as improved wholesale sales in North America due to better economic conditions.

Non-allocated corporate expenses increased 22% due primarily to increased investment in marketing, new products and human resources related to corporate overhead, finance, legal and professional fees.

Other income and expense

Total other expenses decreased $1.6 million, or 6%, to $24.5 million in 2011 from $26.1 million in 2010. Total other expenses include dividend expense on mandatorily redeemable preferred stock and preferred equity interests, a non-cash charge. Excluding this one item, total other expenses decreased $3.8 million, or 70%, to approximately $1.6 million in 2011 from $5.4 million in 2010. These decreases were attributable primarily to a reduction in interest expense due to our operating performance and lower principal balance as a result of debt amortization under our existing credit facility. Earnings from our joint venture investment increased less than $0.1 million in 2011 from $0.5 million in 2010.

Income tax expense

Income tax expense increased $5.0 million to approximately $19.4 million in 2011 from $14.4 million in 2010. This increase was attributable to an increase in taxable income in 2011. In 2011 our effective tax rate was 33%, compared to our 41% effective tax rate in 2010. The decrease in our effective tax rate was primarily due to a decrease in the state deferred tax rate. Because the dividend expense on mandatorily redeemable preferred stock and preferred equity interests, a non-cash charge, is not tax deductible, the discussion of our effective tax rate excludes this one item.

Net income

Net Income increased $16.5 million to $16.6 million in 2011 from $0.1 million in 2010. Net income before preferred dividend expense (non-cash) increased $18.5 million to $39.4 million in 2011 from $20.9 million in 2010. These increases were attributable to an increase in operating income primarily related to improved operating results.

Unaudited Selected Quarterly Financial Data

The following table sets forth unaudited selected quarterly financial data for 2011 and 2010. In the opinion of our management, the following selected quarterly information includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. This quarterly data is not necessarily indicative of our operating results for any future period.

	September 26,	September 26,	September 26,	September 26,
	For the three months ended
	March 27, 2011	June 26, 2011	September 25, 2011	December 31, 2011
	(In thousands, except per share data)
Net Sales	$65,917	$78,676	$78,394	$106,981
year over year growth %(1)	39%	42%	31%	19%
Gross margin	37,138	43,562	44,984	63,330
Selling, general and administrative expenses	27,755	29,978	32,854	37,994
Operating income	9,383	13,584	12,130	25,336
Net (loss) income	(83)	2,300	1,591	12,784

Weighted average common shares outstanding:
Basic and diluted	500,192	500,192	500,192	500,192
Basic and diluted (loss) earnings per common share	$(0.16)	$4.60	$3.17	$25.56
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	$5,714	$5,715	$5,714	$5,714

	September 26,	September 26,	September 26,	September 26,
	For the three months ended
	March 28, 2010	June 27, 2010	September 26, 2010	December 31, 2010
	(In thousands, except per share data)
Net Sales	$47,486	$55,513	$59,949	$89,855
year over year growth %(1)	25%	16%	30%	39%
Gross margin	27,788	31,728	34,224	52,530
Selling, general and administrative expenses	23,906	23,753	26,292	31,693
Operating income	3,882	7,975	7,932	20,837
Net (loss) income	(4,434)	(1,521)	(406)	6,465

Weighted average common shares outstanding:
Basic and diluted	500,192	500,192	500,192	500,192
Basic and diluted (loss) earnings per common share	$(8.87)	$(3.04)	$(0.80)	$12.92
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	$5,195	$5,195	$5,194	$5,195

(1)	Year-over-year growth % compares net sales for a particular period with net sales for the comparable prior year interim period.

Seasonality

Our business is seasonal in nature and as a result, our net sales and working capital requirements fluctuate from quarter to quarter. Our fourth quarter is a significant period for our results of operations due to increased Direct-to-Consumer sales during the holiday season in North America and Europe. We expect inventory levels, along with an increase in accounts payable and accrued expenses, to reach their highest levels in anticipation of the increased net sales during this period. In 2011, fourth quarter net sales represented approximately 32% of our total annual net sales. Operating income in the same period represented 42% of our total annual operating income.

Liquidity and Capital Resources

Historically, our primary source of liquidity has been cash flows from operations. Our long-term credit facility has not historically been used to finance our capital requirements, but instead represents remaining refinanced acquisition indebtedness originally incurred when Doughty Hanson and certain of our current stockholders acquired us in 2004. We have from time to time drawn down on our revolving line of credit as short-term liquidity needs arise. We use our cash flows from operations to fund our store development activities.

We believe we have sufficient working capital and liquidity to support our operations for at least the next twelve months.

Cash and cash equivalents

At December 31, 2011, 2010 and 2009, we had cash and cash equivalents of $32.7 million, $19.2 million and $27.3 million, respectively. A summary of our cash flows provided by and used in operating, investing and financing activities is presented below.

Cash flows from operating activities

Cash flows from operating activities consist primarily of net income adjusted for certain non-cash items, including deferred income tax expense, depreciation and amortization, dividend expense on mandatorily redeemable preferred stock and preferred equity interests and other non-cash changes, net. Our cash flows from operations are largely dependent on sales to consumers and wholesale customers, which are in turn dependent on consumer confidence, store traffic, conversion, business travel and general economic conditions. We believe we have the ability to conserve liquidity when economic conditions become less favorable through any number of strategies including curtailment of store expansion plans and cutting discretionary spending.

We generated cash flows from operations of $20.2 million and $21.4 million during the years ended December 31, 2010 and 2009, respectively. While net income before preferred dividend expense (non-cash) was significantly higher in 2010 than 2009, we made large investments in inventory in 2010, which resulted in a higher level of working capital. Inventories at December 31, 2010 and 2009 were $51.9 million and $33.3 million, respectively. As business conditions continued to improve in 2010, we significantly increased our inventories to meet forecasted sales demand resulting from both improved economic conditions and anticipated favorable consumer response to new product introductions planned for the fourth quarter of 2010 and the first quarter of 2011.

We generated cash flows from operations of $40.0 million and $20.2 million during the years ended December 31, 2011 and 2010, respectively. Net income before preferred dividend expense (non-cash) was significantly higher in 2011 than 2010, partially offset by our continued investments in inventory in 2011, which resulted in higher investments in working capital. Inventories at December 31, 2011 and 2010 were $60.5 million and $51.9 million, respectively. We continued to invest in inventory in 2011 to meet forecasted sales demand resulting from both improving economic conditions and anticipated favorable consumer response to new product introductions planned for the first quarter of 2012.

Investing activities

Cash flows used for investing activities consist primarily of capital expenditures for store expansion plans, store renovations, store openings, information technology infrastructure and product tooling costs.

Cash used for capital expenditures was $6.4 million and $3.5 million for the years ended December 31, 2010 and 2009, respectively. This increase was attributable primarily to store development efforts and additional store openings in response to the improving economic climate.

Cash used for capital expenditures was $14.5 million and $6.4 million for the years ended December 31, 2011 and 2010, respectively. This increase was attributable primarily to store development efforts and additional store openings in response to the improving economic climate.

Financing activities

Cash flows used for financing activities consist primarily of repayment of long-term debt. Cash flows used for financing activities was $21.6 million and $8.2 million for the years ended December 31, 2010 and 2009, respectively. In 2010 we paid down our existing revolver and repaid $12.0 million in long-term debt. In 2009, we repaid $17.0 million of long-term debt and received $10.0 million in proceeds from the issuance of shares to management and existing stockholders required pursuant to an amendment to our prior credit facility in May 2009.

Cash used for financing activities was $11.9 million and $21.6 million for the years ended December 31, 2011 and 2010, respectively. The decrease was attributable primarily to retirement of principal related to the revolving credit facility in 2010.

Amended credit facility

In connection with this offering, we expect to modify our existing credit facility by entering into an amended credit facility.

Existing credit facility

On October 29, 2010, Tumi, Inc. entered into our existing credit facility, which was a modification of our prior credit facility, comprised of a $77.5 million term loan and a $10.0 million revolving line of credit and borrowing capacity available for letters of credit. Substantially all of our assets are pledged as collateral under our existing credit facility. At December 31, 2011, we had $64.0 million outstanding under our term loan facility, $9.7 million available under our revolving credit facility and $0.3 million of outstanding letters of credit. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for further information regarding our existing credit facility.

Prior credit facility

On March 1, 2007, Tumi, Inc. entered into our prior credit facility, which included a $120.0 million term loan, a $10.0 million revolving credit line, and borrowing capacity available for letters of credit. Substantially all of our assets were pledged as collateral under our prior credit facility. On March 23, 2009, our prior credit facility was amended to add a minimum liquidity covenant, to change the pricing of the term and revolver loans and to adjust the existing covenant ratios. It was a condition of the amendment that we received a $10.0 million equity contribution and made a prepayment of $5.0 million on the term loan. On October 29, 2010, our prior credit facility was modified, reducing the number of participating lenders and amending certain loan terms, and converted to our existing credit facility.

Contractual Obligations

The following table represents our obligations and commitments to make future payments under contracts, such as lease agreements and debt obligations, and under contingent commitments as of December 31, 2011:

	For the years ended December 31,
	2012	2013	2014	2015	2016 and beyond	Total
	(in millions)
Minimum lease payments(1)	$19.0	$19.0	$16.1	$13.9	$46.0	$114.0
Existing credit facility(2)	12.0	16.0	36.0	—	—	64.0
Interest payments on existing credit facility(3)	1.4	1.1	0.7	—	—	3.2
Mandatorily redeemable preferred stock and preferred equity interests(4)	—	—	331.0	—	—	331.0

Total	$32.4	$36.1	$383.8	$13.9	$46.0	$512.2

(1)	Our store leases generally have initial lease terms of 10 years and include renewal options upon substantially the same terms and conditions as the original lease. We had no construction commitments for leasehold improvements at December 31, 2009, 2010 and 2011, respectively.
(2)	In connection with this offering, we expect to modify our existing credit facility by entering into an amended credit facility. See “—Liquidity and Capital Resources—Amended credit facility.”
(3)	Represents estimated future cash interest payments using the weighted average balance and interest rate at December 31, 2011.
(4)	In connection with the consummation of this offering, the mandatorily redeemable preferred stock and preferred equity interests will be repaid in full and retired.

Our consolidated balance sheet as of December 31, 2011 includes $605,000 of non-current tax liabilities for uncertain tax positions. The specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty, and, therefore, no amounts for this obligation are included in the table set forth above.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and operating expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions we believe to be reasonable given the circumstances and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that our critical accounting policies and estimates require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. See Note 1 to our consolidated financial statements, which are included elsewhere in this prospectus, for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue recognition

Revenue is generated from the sale of our products and is classified as “net sales” in our consolidated statements of operations. We recognize revenue in our Direct-to-Consumer segment when inventory is received by customers and the related title passes. In our Indirect-to-Consumer segment revenue is recognized when inventory is received by wholesale customers, at which point title passes. Provisions for discounts, rebates to customers and returns are recorded as a reduction of net sales in the same period as the related sale. Revenue associated with gift cards is recognized upon redemption. Determining our provision for discounts, rebates and returns requires significant judgment based on historical information and estimates of future activity.

Accounts receivable and allowance for doubtful accounts

We determine our allowance for doubtful accounts for accounts receivable by considering a number of factors including the length of time trade receivables are past due, our previous loss history, our customer’s current ability to pay its obligation and the condition of the general economy and the industry as a whole. Unanticipated events and circumstances may occur that affect the accuracy or validity of such assumptions, estimates or actual results.

Inventories

Inventories consist primarily of finished goods and are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory includes material, labor, overhead, freight, and duty and is adjusted for allowances for slow moving and obsolete inventory. Slow moving and obsolete inventory is determined through an evaluation of both historical usage and expected future demand.

Income taxes

We utilize the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in net income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

We apply the provisions of FASB’s guidance relating to uncertain tax positions. We utilize the two step process to determine the amount of recognized tax benefit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including intangible assets.

Indefinite-lived intangible assets consist of brand/trade name. Brand/trade name and goodwill are not being amortized in accordance with the provisions of the FASB’s guidance, which requires these assets to be tested for impairment, annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our annual impairment testing date is the first day of our fourth quarter.

We use techniques including discounted expected future cash flows (Level 3 input), or DCF, to test goodwill and indefinite lived intangible assets for impairment. A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates and the amount and timing of expected future cash flows. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

We did not recognize any impairment of goodwill or indefinite lived intangible assets in the years ended December 31, 2011, 2010 and 2009.

Warranties

We provide our customers with a product warranty subsequent to the sale of our products. The Company recognizes estimated cost associated with the limited warranty at the time of sale of its products. The warranty reserve is based on historical experience and estimated future costs.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements were also amended. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe that the adoption of the amended guidance will have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in stockholders’ equity. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe our adoption of the new guidance in the first quarter of 2012 will have an impact on our consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued guidance that simplified how entities test for goodwill impairment. This guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. This guidance is not expected to have a material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not currently hold or issue financial instruments for trading purposes, although we have in the past entered into interest rate hedges for the purposes of limiting our exposure to fluctuations in interest rates.

Foreign currency exchange risk

Although the majority of our international net sales are billed and collected in U.S. dollars, our European sales are billed and collected in Euros, and we are therefore subject to risk associated with exchange rate fluctuations. In 2011, we recorded a $61,000 loss related to the exchange rate fluctuation effect on remittances from our European affiliates and other transactions relating to our international operations. In 2010, we recorded a $975,000 loss related to the exchange rate fluctuation effect on those remittances. Because a portion of our net sales (10.0% in 2010 and 2011) are denominated in Euros, exchange rate fluctuations can have an impact on our reported net sales. For example, if the U.S. dollar strengthens against the Euro, this could have a negative effect on our European operating results when those results are translated into U.S. dollars. Any hypothetical loss in net sales could be partially or completely offset by lower cost of sales and lower selling expenses and general and administrative expenses that are generated in Euros. Substantially all of our purchases from our foreign suppliers are denominated in U.S. dollars. A precipitous decline in the value of the U.S. dollar could cause our foreign suppliers to seek price increases on the goods they supply to us. This could impact our gross margin if market conditions prevent us from passing those costs on to consumers. We do not currently use the derivative markets to hedge foreign currency fluctuations but may in the future consider entering into derivative financial instruments to mitigate losses associated with these risks. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest rate risk

On October 29, 2010, we entered into our existing credit facility. Because our existing credit facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates if we have a meaningfully large outstanding balance. At December 31, 2011, the interest rate on our $64.0 million of outstanding term loan debt was 2.33% which, in accordance with the terms of our existing credit facility, was based on the three-month LIBOR plus 1.75%. Our existing credit facility requires us to pay down the principal each quarter. Although the declining principal balance will effectively decrease our exposure over time, we carefully monitor the interest rate. We do not currently have any interest rate hedging activities in place but may in the future engage in hedging activities if market conditions change. We do not, and do not intend to, engage in the practice of trading derivative securities for profit. In connection with this offering, we expect to modify our existing credit facility by entering into an amended credit facility. This may cause our exposure to interest rate risk to differ in the future depending on the terms of the amended credit facility. A 10% increase in our current interest rate would not have a material effect on our interest expense.

Inflation

Inflationary factors such as increases in the cost of sales, including raw materials costs and transportation costs, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain our gross margin levels and our current levels of selling expenses and general and administrative expenses as a percentage of net sales if the sale prices of our products do not increase with any increase in cost of sales.

BUSINESS

Overview

We are a leading high-growth, global, premium lifestyle brand whose products offer superior quality, durability, functionality and innovative design. We have grown at a compound annual growth rate of 12% in net sales and 17% in operating income from 2005 to 2011. Additionally, from 2010 to 2011, our 1-year annual growth rate in net sales and operating income was 31% and 49%, respectively. From 2008 to 2011, our 3-year compound annual growth rate in net sales and operating income was 12% and 49%, respectively. We offer a comprehensive line of travel and business products and accessories in multiple categories, building on our strong heritage of producing high-end performance travel goods and business cases. We design our products for, and market our products to, sophisticated professionals, frequent travelers and brand-conscious individuals who enjoy the premium status of Tumi products. We have a significant and loyal consumer base with our typical consumer owning multiple Tumi products.

We distribute our products globally in over 70 countries through approximately 1,600 points of distribution. We utilize multiple channels, including retail, wholesale and e-commerce. This multi-channel approach focuses on points of distribution that foster and enhance the Tumi brand. Our retail stores represent our core approach to brand-enhancing distribution, with locations in premium retail venues throughout the world including New York, San Francisco, Chicago, Paris, London, Rome, Tokyo, Munich, Moscow, Milan and Barcelona. We design our products in our U.S. design studios and selectively collaborate with well-known, international industrial and fashion designers for limited edition product lines. Production is sourced globally through a network of suppliers based in Asia, many of which are longtime suppliers, and the Caribbean. Our global distribution network is enhanced by the use of our logistics facilities in the United States, Europe and Asia.

Our Competitive Strengths

•

Premium lifestyle brand.    We are a leading premium lifestyle brand and our products are frequently purchased by sophisticated professionals and frequent travelers. The strength of our brand is built on our heritage as a producer of high-end performance luggage and business cases. We have developed a loyal consumer base that we believe values the superior quality, performance, functionality and durability of our products, as well as the status and reputation of the Tumi brand. We believe the Tumi brand maintains its premium position and pricing as a result of our meticulous approach to product development that combines superior quality and durability with functional and innovative design. Our continued focus on our five founding principles allows us to both reinforce our reputation for high quality products and strengthen our brand awareness.

•

Successful multi-channel global distribution model.    Our diverse geographic presence enables us to distribute our products globally through multiple flexible distribution channels, each with favorable economics. We have positioned our various distribution channels in geographies that we believe offer significant future growth potential. This has enabled us to enhance our brand, increase our margins and self-fund our expansion while limiting our exposure to economic and business dislocations in any single geography or distribution channel. We implement targeted region-specific approaches to opening additional door locations in our various markets:

•

In North America and Western Europe, we focus on expanding our sales by opening company-owned retail locations, expanding our e-commerce business and expanding our Indirect-to-Consumer distribution channels.

•

In Asia, Eastern Europe and Central and South America, we focus on expansion in the Indirect-to-Consumer channel and increasing brand presence while maintaining maximum flexibility in our cost structure. We limit our capital investment in these regions by selecting distribution and wholesale partners that are experienced in working with premium brands, understand local real estate considerations and appreciate local demographics.

Today, we have approximately 1,600 global points of distribution, an increase of 31% since 2006. In that time, we have more than doubled the number of company-owned retail locations and partner stores globally, expanded into several new geographical markets, more than doubled our net sales from outside North America, increased our door presence in international airports and expanded our online presence and sales.

•

Technical and design innovation.    Our products are created to achieve superior levels of design, performance and style. We are committed to innovation and design quality, and foster this commitment in many ways, including strategic investments in cutting edge tools, dyes and materials. In addition, we maintain and utilize a database of over 16,000 consumers who provide us with periodic feedback on our products, designs and after-sales service. Our ongoing focus on improving the form and function of our products has enabled us to design innovative products that anticipate and address consumer needs and design trends on both functional and stylistic levels. We have introduced several proprietary luggage components and systems such as a patented luggage expansion system and the Fusion Z ballistic nylon material. Our proprietary designs and product features are protected by over 180 design or mechanical patents, with 56 additional patent applications pending. Rigorous materials and product testing in the U.S. and Asia further contribute to product quality and compliance with environmental standards. We regularly update our collections and collaborate with various designers on limited edition collections to provide consumers with new and distinctive product offerings. In the past three years, we have received numerous industry awards for innovation and design excellence.

•

Exceptional consumer loyalty.    We experience exceptional brand loyalty from our consumers, which we believe emanates from our longstanding commitment to functionality, quality, durability and customer service, which includes both excellent pre-sale customer service, as well as a global network of stores and service centers that provide exceptional after-purchase service. According to a recent attitude and usage survey, which we commissioned and which was conducted by Northstar Research Partners in September 2011, satisfaction among Tumi owners is high across all product categories in which we participate. The average Tumi consumer has made repeat purchases in the last three years, spending on average over $500. Surveyed consumers also indicate an active willingness to make future purchases and to recommend the Tumi brand to others.

•

Strong revenue and operating income growth.    Our flexible and scalable operating model has allowed us to achieve a high level of self-funded growth without compromising our ability to efficiently manage our operating expenses. From 2005 to 2011, we achieved strong compound annual growth of 12% in net sales and 17% in operating income in a period that included a severe economic downturn. We had a strong operating margin of 18% in 2011, which has improved by 380 basis points since 2005. Our business generated strong cash flows from operations of $40.0 million and $20.2 million for the years ended December 31, 2011 and 2010, respectively.

•

Experienced management team.    The top five members of our management team have an average of 30 years of experience in the retail and the consumer packaged goods industries. This team has a demonstrable track record of delivering strong growth and increased profitability. The members of our team are all recognized leaders in their respective areas of expertise, as well as highly trained and educated professionals. Their experiences with leading retail and consumer packaged goods organizations have enabled us to deliver strong performance and to grow, including during business cycle downturns.

Growth Strategy

The key elements of our growth strategy are:

•

Expand our store base.    We believe there continues to be significant opportunity for us to expand our company-owned retail store network in North America and internationally. We plan to add new stores in upscale mall market locations and prestige street venues where we are currently underrepresented. In addition, we selectively target the affluent and business markets in small and mid-sized cities where there is demonstrated foot traffic and an established Tumi consumer base that is not being sufficiently served by multi-brand travel goods and accessories retailers. We also believe there is further opportunity to develop company-owned outlet stores in premium outlet malls where we currently do not have a presence. Our store-opening strategy focuses on opening profitable company-owned retail locations. We have opened 22 company-owned stores since January 1, 2009 (3 stores in 2009, 8 stores in 2010 and 11 stores in 2011). We currently expect to open 8 to 16 company-owned stores in each of the next three years. While we may be unable to successfully open new company-owed stores according to plan, we have identified nearly 200 potential sites for new company-owned stores and believe we have a market opportunity to more than triple our current number of company-owned retail and outlet stores over the long term.

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Expand wholesale distribution globally.    We currently sell products in approximately 1,500 wholesale doors in over 70 countries. We plan to continue expanding wholesale distribution globally, with a focus on key markets in Asia (including mainland China, India, Japan and Korea), Eastern Europe and Central and South America. As part of this strategy, we will continue to develop relationships with wholesale distributors in these attractive geographies (in both new and existing markets), increase wholesale and distribution opportunities as well as expand into additional airport locations worldwide. We expect this distribution expansion will take several forms as appropriate for the specific market opportunity, including Tumi shop-in-shops, Tumi-defined corners within existing wholesale accounts or concession and consignment arrangements.

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Continue to increase our brand awareness.    We seek to increase our brand awareness among our targeted consumer base through retail and wholesale distribution expansion, select marketing initiatives, new product lines and brand extensions. In the wholesale distribution channel, we target distribution expansion by increasing the number of our partner stores where we can control the consumer experience. We will continue to focus on in-store marketing, and we plan to effectively utilize our website, social networking sites and other online forms of communication to build consumer knowledge of the Tumi brand. We believe increasing brand awareness will lead to greater foot traffic in our current locations, enable us to continue increasing our loyal consumer base and ultimately contribute to enhanced growth and profitability.

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Broaden the appeal of our products through new product introductions.    We seek to design products that are innovative, functional and stylish. We anticipate introducing new products in lighter weight and durable materials, colors which appeal to women and men, premium products with a classic or contemporary design, as well as stylish and durable products at more accessible price points for our younger consumer, such as our T-Tech line. We also plan to continue to introduce new products to our successful brand extension lines, including eyewear, belts and other accessories.

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Improve our store operations.    Our average sales per square foot in company-owned stores has increased from $642 in 2005 to $972 in 2011. We continue to focus on improving store efficiency, including through our retail performance maximization, or RPM, program, which was implemented in 2009. The RPM program emphasizes training and staff development programs and the effective use of visual merchandising and fixtures. Our goal is to continue to increase sales per store by increasing conversion rates and units and dollars per transaction, while enhancing the consumer experience.

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Expand our e-business.    Our e-commerce business consists of our websites and our wholesale sales to third-party e-commerce websites. This online presence is an extension of our brand and points of distribution, serving both as an informational resource and a complementary sales channel for our consumers. E-commerce sales grew by 55% during 2011 compared with 2010 and represented approximately 10% of our net sales in 2011. We expect sales from this channel to continue to grow as consumers become more aware of our e-commerce capabilities and we continue to expand our online transactional presence into new markets.

Brand and Products

Our brand

We are a leading high-growth, global, premium lifestyle brand which offers a variety of travel and business products and accessories in multiple categories. We position ourselves as a prestige brand at the top tier of the luggage and leather goods market and command a price premium compared with similar products in the travel and business cases categories.

We were an early user of ballistic nylon in the consumer market for travel and business goods. Prior to this innovative use for garment bags and business cases, ballistic nylon was used by law enforcement agencies for SWAT gear and cargo bags. The first items we introduced, garment bags and business cases, were made of a distinct soft construction that gave consumers a practical and functional alternative to hard constructed suitcases, attachés and leather briefcases. As short-trip business travel increased, our original designs became popular because of their lightweight and practical design, superior functionality and reliable durability.

While some of our original designs are still used today, we have been quick to adapt and update our product offerings to include new designs and features that address consumers’ changing needs, from luggage on wheels to portable laptop cases. The durability and practicality of our products, our innovative designs and our outstanding after-sales service have given our brand a reputation for design excellence, superior quality and leadership in the travel and business cases categories.

Today, we are committed to five founding principles: excellence in design, functional superiority, technical innovation, unparalleled quality and world-class customer service. We have become a brand of choice for frequent travelers, celebrities, world leaders, professional athletes and other discerning consumers who we believe look for the best brand and products.

Our products

Our products fall into three major categories: travel, business and accessories.

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Travel products.    Travel products comprised 46% of our net sales in 2011. This category consists of wheeled travel products, the majority of which are classified as “carry-on” styles, as well as soft styles without wheels such as satchels, garment bags, boarding totes and cross-body bags.

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Business cases.    Business cases comprised 40% of our net sales in 2011. Primarily consisting of soft business cases, this category also includes wheeled business cases, backpacks, messenger bags, day bags and totes.

•	Accessories. Accessories comprised 14% of our net sales in 2011. This broad category includes a wide array of lower priced and often daily use items, with wallets and card cases being the most popular items purchased. Additional accessory categories include agendas and planners, passport cases, umbrellas and travel accessories such as electric current adapters, key fobs, packing accessories, toiletry kits and foldable travel totes. Accessories also encompass recent brand extensions that address the lifestyle aspect of our brand, including belts, outerwear and most recently sunglasses and eyewear. We believe we can grow our accessories business by adding new styles, new assortments of products and expanding wholesale distribution.

We offer products from each of these three major categories in the following key product lines.

•	Core. Products targeted at business professionals and frequent travelers primarily concerned with practicality, durability and functionality.

•	Premium. Products targeted at high-income consumers looking for more distinctive products using the highest quality materials.

•	Trend/sport. Products targeted at consumers that are early adopters seeking bold, modern designs.

•	T-Tech. Products targeted at younger adults aged 25-35, who seek the quality and performance of the Tumi brand, but are looking for more youthful designs and lower entry-level price points.

•	Women. Products targeted at female consumers looking for business and travel items that are high quality and durable, yet more feminine and stylish.

Within each of our core, premium, trend/sport and T-Tech, lines we offer products that are targeted to appeal to both men and women. Products in our women’s line are designed to appeal specifically to female consumers. They are designed with an eye for the business woman who travels and whose needs blend functionality, durability, practicality, and style.

Our full-price product line is comprised of an average of 1,100 stock keeping units, or SKUs. Approximately one-third of these SKUs rotate on a seasonal basis to address color trends for women’s products, spur impulse purchases for holiday and gift giving, remain current with electronic accessories and inject excitement and continual interest in our retail stores.

We also have a separate collection of travel products, business cases and accessories designed and made for our outlet channel, or MFO. Our MFO products target highly price-sensitive consumers. Our profitable outlet channel not only offers MFO products, but also liquidates discontinued styles and colors from our full-price collections.

Our products are constructed using a variety of materials depending on the specific collection and functional need. We primarily use nylon and other synthetic materials in a variety of weights and finishes, polycarbonate for lightweight luggage and a wide assortment of leathers.

Sales

We distribute our products globally in over 70 countries through approximately 1,600 points of distribution. We utilize multiple channels, including company-owned retail and outlet stores, partner stores, third-party wholesale, e-commerce and specialty markets channels. Such varied distribution allows our brand to fully service existing consumers and showcase the Tumi lifestyle, while also introducing our brand to potential new consumers. We focus on exercising strict control over our distribution channels in order to maintain and develop the brand’s premium image. In 2011, the Direct-to-Consumer North America channel accounted for approximately 43% of our net sales, and the

Direct-to-Consumer International channel accounted for approximately 5% of our net sales. In 2011, the Indirect-to-Consumer North America channel accounted for approximately 24% of our net sales, and the Indirect-to-Consumer International channel accounted for approximately 28% of our net sales.

Direct-to-Consumer

Retail stores.    This channel consists of full-price, company-owned stores, which present only Tumi-branded products. Such stores allow the consumer to experience our full range of products and the lifestyle experience of our brand and enable us to test new products and brand extensions. We have 73 full-price company-owned stores around the world (63 in North America and 10 in Europe), in a variety of locations including high-end shopping streets, high-traffic neighborhoods, shopping malls and airports. These company-owned stores also serve as customer service points that perform or arrange for repairs, which further enhances our reputation for world-class customer service. A new company-owned store often leads to overall growth within a market and we have historically experienced little or no cannibalization of other distribution channels when we have opened new company-owned stores in a particular area served by other channels. We focus on opening company-owned stores in a manner that maximizes sales productivity and enhances the consumer experience. Our average company-owned store size is 1,572 square feet with an average of 1,044 square feet of selling space. Our company-owned stores had an average net sales of $972 per square foot in 2011. In 2011, company-owned retail stores produced comparable store sales growth of approximately 22% in North America full-price stores, 17% in North America outlet stores and 11% in international stores compared to the prior year. In 2011, 96% of full-price stores in the comparable store base had positive comparable store sales.

Outlet stores.    We operate 24 branded outlet stores in premium outlet malls in the U.S., the United Kingdom, France and Germany, which sell our MFO products. Our outlet channel also provides a brand-enhancing environment for the disposition of our discontinued products. They also serve as a point-of-entry into the brand for new consumers interested in the quality of Tumi that want to test the product at a lower price point for its quality and value proposition.

We believe there is a significant opportunity to grow our store base as we believe both the North American and international markets can support additional company-owned full-price and outlet stores. We plan to open 8 to 16 new company-owned stores during each of 2012, 2013 and 2014, and expect that the majority will be located in North America and that several will be located in Western Europe.

E-commerce.    Our e-commerce websites operate in the U.S., the United Kingdom and Germany. Our online platform and virtual stores are extensions of our brand and points of distribution, serving as informational resources, an important marketing tool and showcase of the brand. Approximately four million visitors per annum view an average of eight pages each time they visit the site with a conversion rate of approximately 1% and an average order size of approximately $300.

Indirect-to-Consumer

Wholesale.    In the wholesale setting, we sell to high-end department stores, luggage, travel and business specialty stores, Tumi-branded boutiques, shop-in-shops and duty–free airport retailers. We currently have 700 wholesale points of distribution in North America and 800 wholesale points of distribution internationally. We continue to focus on point-of-sale efficiency and operations and were able to significantly increase average net sales per door from 2010 to 2011. We have demonstrated that we can increase our wholesale volume through improved assortment management, new product initiatives and marketing. By moderating direct investments, streamlining our support and sales activities and improving brand management techniques, we have evolved our wholesale business into a profitable channel with sustainable growth opportunities.

Partner stores.    We currently have 80 partner stores, which are operated by local distributors or retailers, carry only Tumi products, have the same appearance as company-owned full-price stores and are governed by strict operating guidelines that we dictate. These stores provide us with a capital efficient format for reaching the global consumer, while maintaining our ability to control the quality of the consumer experience. We partner with numerous distributors and have arrangements to operate partner stores in Australia, Brazil, China, Ecuador, Finland, Greece, Hong Kong and Macau, India, Indonesia, Korea, various countries in the Middle East, the Philippines, Russia, Singapore and Malaysia, South Africa, Taiwan, Thailand, the Ukraine, Ireland and Vietnam. Our distributor in the United Kingdom has exclusive rights to distribute our products to wholesale customers in the United Kingdom, with the exception of airport stores in that territory. We monitor our relationships with our partner store operators very closely, requiring stringent adherence to Tumi standards of branding and marketing. In Japan, we operate our business through a joint venture (corporation), Tumi Japan, which is responsible for developing the Japanese market through a jointly-developed business plan and is actively growing the brand in retail and department stores.

E-commerce.    We sell to third-party e-commerce sites such as Amazon.com and Zappos.com, as well as the e-commerce sites of major department stores such as Neiman Marcus, Saks Fifth Avenue and Nordstrom. The Tumi Japan joint venture also operates an e-commerce site. Additionally, we sell selectively through a few membership websites such as Rue La La, Gilt and Vente Privée. We use these websites primarily for disposition of excess inventory, but also to strategically reach younger female consumers, a consumer group we believe offers significant growth opportunity. We are focused on increasing the number of partner websites through which we sell our products, as well as the existing array of products available through such websites.

Specialty markets.    Our growing business-to-business channel targets corporations and incentive marketers for corporate gifts, sales-incentive programs and loyalty and membership rewards programs. We also sell selectively to the club channel, specifically Costco, with a value-priced program for the T-Tech brand. This channel helps build brand awareness for T-Tech and offers attractive gross margin dollars on high-volume single SKU programs.

Sales personnel

Our sales personnel are responsible for developing the wholesale channels, principally premium department and specialty stores, while ensuring our company-owned and partner stores are maintained and operated according to our guidelines. All company-owned and partner stores are overseen by account executives who regularly visit these locations to ensure that each store environment is brand-enhancing. We have sales offices in New York, Paris, Milan, Hong Kong and Tokyo with employees responsible for covering local accounts and assisting with presentation, training and inventory management within various regions. Our sales force sells directly to consumers and accounts in North America, Japan and Western Europe. Distributors that manage and run our partner stores sell directly to wholesale accounts in the United Kingdom, Russia, Greece, Turkey, South Africa, the Middle East, Australia, Central and South America and Asia-Pacific (excluding Japan).

Training

Our in-store training program for retail associates is designed to support an increase in conversion rates in our stores and emphasizes product training, enhanced selling technique awareness, store manager training, and staff development. The program consists of both an online training regimen and in person training sessions on customer service and improving the consumer experience.

Senior members of our management team receive training on management and organizational effectiveness as part of their development.

Marketing

Our marketing strategy seeks to deliver a dynamic and consistent brand message, attract new consumers, increase purchase frequency and provide valuable information to existing and new consumers. Product introductions are the primary marketing vehicle for our brand. New products are developed to ensure the brand remains current with industry trends, remains competitive by addressing changes in airline regulations and consumer preferences, provides additional designs and functionality to improve the user experience and is ultimately perceived as durable, stylish and current.

Inspiration for new products comes from a variety of sources, including trend and forecasting services, consumer questionnaires and surveys, direct feedback from retail stores, market or trade feedback from wholesale accounts and through monitoring of our competition. Our product management team regularly analyzes sales trends and gathers store and market feedback. A core part of our marketing strategy consists of quarterly innovation meetings held by the product management team to provide direction and business needs or opportunities to the design team.

The development cycle varies according to product, with timelines ranging from 9 to 18 months. Approximately the first two-thirds of the development cycle is devoted to product design, development, sampling and corrections, while the remaining portion of the development cycle is devoted to production, including material procurement, manufacturing and shipping.

We introduce new products to the wholesale market twice a year during “market weeks” in the fall and spring. These market weeks provide forecasting and product planning information to the sourcing and planning teams. New products are launched on a seasonal basis in our branded full-price channels in order to continue the flow of new products to stores and to help increase repeat traffic and more frequent purchasing. Most of our products are sold in all of our distribution channels. Our T-Tech products, however, are generally sold only in our Indirect-to-Consumer channels, and our MFO products are sold only in our outlet stores.

Advertising and Promotion

Approximately 3% to 6% of our net sales are spent on advertising and promotion. We employ an internal team of professionals that advertises and promotes our brand through visual merchandising, public relations, social media and consumer relationship management.

Visual merchandising.    With over 175 company-owned and partner stores around the world, our store fronts are our primary vehicle to communicate product launches, drive retail store traffic and engage the consumer. Window campaigns, which coincide with product launches, are designed by the corporate visual merchandising team with the help from time to time of external agencies specializing in window design and visual merchandising. These agencies are responsible for the sourcing, production and shipping of the window themes around the world. The campaigns change every four to six weeks depending on the product launch period. The visual merchandising team is also responsible for the interior merchandising of our stores, provides direction for product placement and rotation, orders props and display tools to help improve the lifestyle presentation of the merchandise and generally enhances our stores’ appearance and environment to be more appealing and enticing to the consumer.

Public relations.    We employ public relations specialists and agencies around the world to help generate press coverage for our brand. The focus is on product placement in editorial sections of fashion, lifestyle, shopping and travel publications. Additionally, the agencies will seed business stories to the publications to secure coverage of new store openings, brand-growth strategies or new collaborations and brand partnerships. Our public relations strategy is directed by the brand’s corporate team and executed in local markets by individual agencies.

Social media.    In addition to traditional print media, digital and online public relations is becoming an area of increased focus and spending. Blogs, bloggers and social networking websites are becoming increasingly important to reach design and trend influencers, consumers and the press. Marketing campaigns are developed to have strong social media content, including video segments and engagement contests, in order to increase brand followers on Facebook and YouTube directly via our websites, as well as through strategic partnerships where there is an opportunity to leverage other brands’ or companies’ fan-bases. We encourage consumer engagement in social media and also use social media to both communicate and elevate the brand’s reputation for superior quality and world-class customer service.

Consumer relationship management.    Consumer relationship management is a growing priority at Tumi. With a database of over one million names, the mission of our consumer relations team is to expand the database and increase purchase frequency, thereby optimizing the overall lifetime dollar value of each consumer. While privacy concerns and government regulations have made it more difficult to obtain consumer names in traditional retail formats, direct mail, e-mail, customer service and loyalty programs in individual stores present an opportunity to grow our consumer database. We are also working closely with department stores to target consumers and build a database of those who purchase Tumi products in third-party locations. We believe our consumers tend to be loyal collectors of our products, and we believe there are significant opportunities to increase repeat purchases and introduce existing consumers to new product categories.

Product Design and Development

Our products are priced at a premium when compared to many other travel and accessories brands. In order to command such a premium, products are developed to achieve superior levels of design and performance. Our continuing product evolution and industry leadership position is driven by our commitment to innovation, a key principle for a performance and product-driven company. We believe each of our product’s success is the direct outcome of our ongoing product development efforts, including strategic investments in cutting edge tools and dyes, which we believe results in superior merchandise that emphasizes quality, function, performance and design. For example, we have introduced several proprietary luggage components and systems such as a patented luggage expansion system and the Fusion Z ballistic nylon material. In the past three years, we have received numerous industry awards. We maintain a team of 11 in-house design professionals and utilize outside industrial design resources when appropriate. Materials testing in the U.S. and Asia ensures quality as well as compliance with environmental standards. Annually, we make significant investments in tools and materials in order to improve the form and function of our products. Our expenditures for product design and development were $2.6 million, $4.1 million and $4.2 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Intellectual Property.    Our proprietary designs are protected by over 180 design or mechanical patents, with 56 additional patents pending. We are in control of the intellectual property used in connection with the design, production, marketing and distribution of our products, both in North America and internationally. We own and maintain worldwide registrations for trademarks in relevant classes of products in most of the countries in which we sell our products. We police our trademarks and pursue infringers both domestically and internationally. We also strategically pursue counterfeiters domestically and internationally through leads generated internally, as well as through our network of business partners around the world. Our material trademarks will remain in existence for as long as we continue to use and renew them on their expiration dates. Our material mechanical and design patents generally have a duration of 20 years and 14 years, respectively.

Our product design and development efforts have resulted in the following notable product achievements and innovations:

•	1999 Tracer program. Individually-coded products that authenticate an item as a genuine Tumi product and facilitate the return of lost baggage.

•	1999 T-Tech. A Tumi collection with younger, tech-savvy styling and organization that offers new consumers an entry to the brand at an accessible price point.

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2000 Fusion Z nylon.    Now synonymous with the Tumi name, we reengineered ballistic nylon and fused it with advanced coating technology to create a fabric that is at least 50% more abrasion-resistant than its closest competitor.

•	2001 Omega closure system. We modernized the zipper with a distinct closure system that significantly reduced the risk of damage to the most vulnerable and abused part of the bag.

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2003 Gen 4.0 briefs.    We introduced the next generation of our classic business cases which deliver enhanced features and functions, continuing our reputation for design excellence. This collection has 6 associated patents.

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2004 T3 bags.    From the top of the asymmetrical aluminum telescoping handle to the bottom of the aggressively automotive-styled wheels, they deliver a cutting edge profile and have won several design and consumer-recognition awards. This collection has 26 associated patents.

•	2006 Tumi+Ducati. An extension of the T3 collection designed as part of a sponsorship deal with the Ducati race team, this line combines two performance brands.

•	2006 LXT. We launched a premium line of luggage and related accessories with higher price points and innovative designs with increased functionality and performance.

•	2007 Townhouse. This collection was awarded 10 design patents.

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2010 Vapor.    We are significantly ahead of the market with the introduction of a high-performance alloy of ABS (Acrylo Nitrile Butadyene Styrene) and polycarbonate cases built around three principles: lightweight, fluid movement and superior design. A Vapor collaboration with the artist Crash resulted in commercial success and one patent awarded.

•	2010 Bravo. We expanded our offerings for the younger consumer with a collection that was granted 2 patents.

Sourcing, Manufacturing and Logistics

We outsource the manufacture and assembly of all our products, but manage the entire manufacturing process including product design and approval. Our manufacturing team of over 50 full-time employees, located mainly in Asia with a few in the U.S., is responsible for managing contractor relationships, logistics, production oversight, quality control and certain elements of new product development. Additionally, we often specify and procure proprietary raw materials and supervise product assembly and shipping to our distribution facilities. By maintaining both centralized and local control over product development, sourcing and distribution, we believe we are able to protect our proprietary designs and distinct components and ensure that consumers will continue to differentiate our products from those of our competitors.

In 2001 and 2002, we moved all of our manufacturing, assembly and procurement functions to Asia. In doing so, we established a cost-effective manufacturing model in which independent contract manufacturers produce our products based on our proprietary designs. This provides a flexible and quality-assured production base which allows us to bring our broad range of products to market rapidly and efficiently. Additionally, we have had long-term relationships of over 10 years with many of our contract manufacturers.

We source all of our manufacturing and assembly functions at over 10 third-party, Asian manufacturers in China, Vietnam and Thailand. In 2010, we began to manufacture in the Dominican Republic as a sourcing diversification strategy which takes advantage of recently enacted Caribbean free trade arrangements. This western hemisphere diversification strategy enables a shortened time to market in instances where product sales might otherwise require the utilization of costly airfreight to efficiently serve consumer demand.

We dual source many of our raw materials and finished goods which helps maintain competitive pricing and reduces supply chain risk. Raw materials include, among others, ballistic nylon fabric, plastic injected molded parts, nylon and stainless steel zipper systems, aluminum handle tubing systems, leather, polycarbonate sheeting materials, high quality waxed linen, high quality textiles and other high tensile strength materials used in the construction of our products. These materials are readily available from several manufacturers located around the globe. We purchase our finished goods on open accounts from our suppliers and have arrangements with them which require payment between 30 to 45 days after shipment.

Our sourcing organization is cost-effective and is a critical competitive advantage in our manufacturing process. Our foreign sourcing expertise allows us to maximize production flexibility and create high-quality products while minimizing our working capital and capital expenditures. We have product development offices in Taiwan and Hong Kong, production staff in Shenzhen, China, as well as quality assurance staff located at all key factories. Responsibilities have shifted from the U.S. to our Asia staff so that information is closer to the factory, which keeps overhead cost increases at a minimum as we continue to grow.

We manage our working capital closely. We are able to collect trade receivables from our Indirect-to-Consumer accounts within 45 days on average. Our Direct-to-Consumer retail network generates cash as sales are made. Terms for our Indirect-to-Consumer North America accounts range from 30 to 60 days from point of shipment, although a small group of accounts pay cash in advance or pay via credit card. Terms for our Indirect-to-Consumer International accounts range from 30 to 90 days. From time to time, we have increased our inventory levels to meet new product launches or promotions, but have financed these increases through internally generated funds. Similarly, our company-owned store expansion efforts are financed through internally generated funds. Large increases in inventory levels have been transitory and infrequent. We manage our trade payables carefully and through longstanding relationships with our suppliers.

Our main domestic distribution facility is a company-owned 285,000 square foot operations center in Vidalia, Georgia. The Vidalia facility operates within a free-trade zone established in connection with the port of Savannah, Georgia. Additionally, we have expanded our German warehousing facility to serve our European operations and contracted with a third-party warehousing facility in Thailand to better serve our expanding international operations. We are currently evaluating additional warehouse space in Thailand to accommodate the robust growth in demand for our goods throughout Asia.

Our operating and application systems facilitate the global planning, sales and distribution of our products to our consumers. In 2002, we replaced our legacy MXP software with an enterprise-wide installation of the SAP Enterprise Resource Planning system, or SAP. Today, our systems link the North American, European and Asian businesses which results in concise information flow. SAP also provides a technological platform for our future revenue and supply chain growth initiatives. We have an integrated supply chain operation which allows seamless communication, consistency of data and real-time information to and from our Asian operations and sourcing team.

Warranty and Repair

The quality and craftsmanship that goes into our products is a critical component of our brand’s appeal. We believe that our after-sales service sets us apart from our competition and contributes to our extremely loyal consumer base. To maintain the highest standards for our after-sales service, we invest several million dollars annually in after-sales service and maintain service facilities around the world. In addition, many basic repairs are completed at the retail store level. In North America, all major repair operations are processed in our Vidalia, Georgia facility where 50 highly-trained technicians are capable of repairing or reconstructing a Tumi product, if needed. We also maintain a repair facility in our German customer service center and several contract repair service centers in the UK, Asia and the Middle East. The repair and after-sales service organizations provide valuable data to our designers and engineers which enhances our product component and construction evaluation and improvement.

Our warranty policy provides for one year of worry-free service as well as an additional warranty against manufacturers’ defects or flaws in construction for between three and five years, depending on the product line. We maintain a toll-free hotline connected to after-sales service representatives who evaluate each consumer’s needs on a case-by-case basis. Their mission is to always satisfy the consumer to ensure continued loyalty to our brand. Additionally, we maintain a loaner bag program for consumers who need a repair in the instance when they are on-the-go. Details of our warranty policy are provided on each warranty card contained in the purchased product. Consumers are encouraged to register their bags to ensure a complete record is maintained and easily located in the Tumi Tracer program. After-sales service is a critical component of our brand strategy.

Our Corporate History

Tumi was founded in 1975 by a former Peace Corps volunteer. Tumi began by importing leather bags from South America. In 1983, Tumi created what is now known as the iconic Tumi product line of black ballistic travel bags and business cases.

In 2004, Tumi was acquired by Doughty Hanson. Tumi Holdings, Inc. was incorporated in September 2004 in Delaware in connection with the acquisition.

Competition

We have a variety of competitors in the categories and geographic regions in which we operate. We believe that all of our products are in similar positions with respect to the number of competitors they face and the level of competition within each product category. Depending on the product category involved, we compete on the basis of a combination of design, quality, function, price point, distribution and brand positioning.

Our biggest global competitor in the travel goods category is Rimowa, a German company. We also compete with Samsonite in Europe, the Middle East, Africa and Asia-Pacific. In the premium luggage and business cases category, we compete with Bally, Dunhill, Ferragamo, Gucci, Louis Vuitton, Montblanc, Porsche and Prada. In the business case category, we also compete with smaller brands in specific markets. In the U.S., our main competitors are Victorinox and Briggs and Riley. In Europe, the Middle East and Africa, our key competitors are Mandarina Duck and Piquadro. In the Asia-Pacific region, competition is fragmented. In Japan, our two key competitors are Porter and Ace Brand. We also compete with Coach across the luggage, business cases and accessories categories.

We believe that our primary competitive advantages are favorable consumer recognition of our brand amongst our targeted demographic, consumer loyalty, product development expertise and widespread presence in premium venues through our multi-channel distribution. We may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Employees

As of December 31, 2011, we employed 972 people, including both full-time and part-time employees. Of these employees, 404 were engaged in North American retail selling and retail administration positions, 146 were employed in Europe, the Middle East and Africa (including retail), 73 were engaged in product development, quality control and sourcing in Asia, 188 were employed at our distribution center in Vidalia, Georgia and 161 were engaged globally in corporate support and administrative functions. The remaining employees were engaged in other aspects of our business. None of our employees is represented by a union. We believe that relations with our employees are satisfactory, and we have never encountered a strike or significant work stoppage.

Seasonality

Our business is seasonal in nature. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Government Regulation

Many of our imported products are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products that we may import into the U.S. and other countries or impact the cost of such products. To date, we have not been restricted by quotas in the operation of our business, and customs duties have not comprised a material portion of the total cost of sales. In addition, we are subject to foreign governmental regulation and trade restrictions, including retaliation against prohibited foreign practices, with respect to our product sourcing and international sales operations. We are also subject to environmental laws and regulations, including restrictions on the use of certain materials in our products. For example, the California Safe Drinking Water and Toxic Enforcement Act of 1986, or Proposition 65, requires us to meet strict lead specifications in our products. The Consumer Product Safety Improvement Act of 2008 bans the sale of certain products containing lead in excess of certain maximum standards, and imposes other restrictions and requirements, including importing, testing and labeling requirements. In the European Union, we must comply with Directive 2002/95/EC, Restriction on Use of Hazardous Substances, or RoHS, which sets forth strict rules regarding defined limits on the amount of certain hazardous substances, including lead, mercury and cadmium, in products put on the European market. Finally, the European Union’s regulatory system known as Registration, Evaluation and Authorization of Chemicals, or REACH, requires us to register any chemicals we import and evaluate their potential impact on human health and the environment. Under RoHS and REACH, significant market restrictions could be imposed on the current and future uses of chemical products that we or our third-party suppliers use as raw materials or that we sell as finished products in the European Union.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including proceedings to protect our intellectual property rights. As part of our monitoring program for our intellectual property rights, from time to time we file lawsuits in the U.S. and abroad for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims. We currently have no material legal proceedings pending.

Properties

We own one property in Vidalia, Georgia with approximately 285,000 square feet of space. This facility is subject to a security lien in accordance with our existing credit facility, which we expect will be terminated in connection with this offering. We expect our amended credit facility to be secured by substantially all of our assets, including the Vidalia facility.

All of our other corporate, distribution and product development facilities are leased, with the leases expiring at various times through 2017, subject to renewal options. Our corporate headquarters are located in South Plainfield, New Jersey, where we lease approximately 45,700 square feet of space. We also lease approximately 32,851 square feet of space in Neuenrade, Germany for a distribution and operational center for our European operations; approximately 9,700 square feet of space in New York, New York for showroom, design and marketing functions; approximately 8,522 square feet of space in Shenzhen and Dongguan, China for a sourcing office, lab and repair; and approximately 7,203 square feet of space in Hong Kong for a sourcing office. In addition, we lease spaces in Paris, France; Taiwan; and Bangkok, Thailand for sales and sourcing offices and lab and distribution functions.

As of December 31, 2011, we also leased 63 North American company-owned retail stores, 20 North American company-owned outlet stores and 14 company-owned international retail stores. These leases expire at various times through 2022.

We consider these properties to be in generally good condition and believe that our facilities are adequate for the current operating requirements of our business and that additional space will be available as needed.

MANAGEMENT

Executive Officers and Directors

Currently, our board of directors consists of 4 members. We expect to reconstitute our board of directors so that one existing member will resign and one or two new members will be elected, in each case effective upon the consummation of this offering. We expect our board of directors to determine that the new members will qualify as independent directors under the corporate governance standards of the NYSE.

The following table sets forth information regarding our executive officers and directors as of the consummation of this offering, except for age, which is as of March 1, 2012.

Name	Age	Position(s)
Jerome Griffith	54	Chief Executive Officer, President and Director
Michael J. Mardy	63	Chief Financial Officer, Executive Vice President and Director
Alan M. Krantzler	53	Senior Vice President—Brand Management
Steven M. Hurwitz	55	Senior Vice President—Product Development, Manufacturing and Sourcing
Thomas H. Nelson	52	Senior Vice President and Managing Director—Asia Pacific
Denielle M. Wolfe	41	Vice President—Design
Richard P. Hanson	56	Chairman of the Board
Yann M. Duchesne	55	Director

Jerome Griffith has served as our Chief Executive Officer, President and director since April 2009. From 2002 to February 2009, he was employed at Esprit Holdings Limited, a global fashion brand, where he was promoted to Chief Operating Officer and appointed to the board in 2004, then promoted to President of Esprit North and South America in 2006. From 1999 to 2002, he worked as an executive vice president at Tommy Hilfiger, an apparel and retail company. From 1998 to 1999, he worked as the president of retail at the J. Peterman Company, a catalog-based apparel and retail company. From 1989 through 1998, he worked in various positions at Gap, Inc., a retailer of clothing, accessories, and personal care products.

Mr. Griffith’s qualifications to serve on our board include the experience described above, including his experience as a senior executive of a major global consumer products company and his proven track record of innovation and driving international growth and expansion.

Michael J. Mardy has served as our Chief Financial Officer and Executive Vice President since July 2003 and a director since November 2011. Prior to joining Tumi, from 1996 to 2002, he served as Executive Vice President, Finance and Administration of Keystone Foods LLC, a processor and distributor. From 1982 to 1996, he served as Senior Vice President, Chief Financial Officer and in various other finance positions at Nabisco Biscuit Company, a snack food and consumer products company. Mr. Mardy serves on the board of directors of Green Mountain Coffee Roasters Inc. (Nasdaq: GMCR) and ModusLink Global Solutions, Inc. (Nasdaq: MLNK). Mr. Mardy also serves on the board of the Institute of Medicine and Public Health for New Jersey.

Mr. Mardy’s qualifications to serve on our board include his extensive financial and accounting expertise (including his membership in the American Institute of Certified Public Accountants and the Financial Executive Institute) and leadership, the experience he has gained through service on the board of other public companies, his consumer products experience in prior management positions and his overall leadership skills as a senior executive.

Alan M. Krantzler has served as our Senior Vice President—Brand Management since 2003 and is responsible for product management, marketing, and store design. Prior to joining Tumi, he worked as Senior Vice President at Perry Ellis International and Vice President of Merchandising and

Consumer Direct Marketing at Next Monet, a catalog and internet retailer of fine art prints and original artwork. From 1992 to 1997, he worked as product manager at Coach, Inc., a designer and producer of accessories and gifts. He also worked as a management consultant for the Marketing Corporation of America.

Steven M. Hurwitz has served as our Senior Vice President—Product Development, Manufacturing and Sourcing since 2006 and is responsible for managing our global supply chain. Prior to joining Tumi, from 1982 to 2000 and 2004 to 2006, Mr. Hurwitz served in various positions, including Vice President, Group Manufacturing—Accessories, at Liz Claiborne, Inc., a retailer of apparel and accessories. From 2002 to 2004 he was President—Accessories Division of the Betesh Group, a designer and manufacturer of accessories, bedding and electronic storage products. Prior to joining Betesh Group, Mr. Hurwitz was President—Ladies Group at Amerex Apparel Group, Inc., a designer and manufacturer of outerwear and sportswear.

Thomas H. Nelson has served as our Senior Vice President and Managing Director—Asia Pacific since January 2010 and served as our Vice President—International from 1999 to 2010. He is also the President and Representative Director of Tumi Japan. From 1995 to 1999, Mr. Nelson was a director within the international sales division at Coach, Inc. Prior to joining Coach, he was a strategic planning manager at Pepsi International for two years and served in various finance and retail operations roles at Louis Vuitton North America, Inc. for six years.

Denielle R. Wolfe has served as our Vice President—Design since 2006 and served as our Director Global Sourcing from 2002 to 2006 and Senior Sourcing Manager from 2000 to 2002. From 1999 to 2000 she was the Asia Development Manager, overseeing all international production, at Kate Spade. Prior to joining Kate Spade, she was employed at Coach, Inc. where she started as a design developer in 1991 and was promoted to technical adviser in 1995.

Richard Hanson has served as our Chairman since July 2009. Mr. Hanson is also Co-Chairman of Doughty Hanson, which he co-founded in 1984. Mr. Hanson is a member of the Investment Committee of Doughty Hanson and contributes to all investment activities of the firm. Mr. Hanson received a degree in Economics from the University of Southampton (B.Sc. Hons). He currently serves as Chairman of LM Wind Power Holding A/S.

Mr. Hanson was elected to serve as the Chairman of our board of directors because of his affiliation with Doughty Hanson, his financial expertise and his experience working with companies controlled by private equity sponsors.

Yann M. Duchesne has been a director since May 2005. He has served as Senior Principal at Doughty Hanson since January 2003. From September 1982 to December 2002, Mr. Duchesne worked at McKinsey & Co., France, a management consulting firm, and in 1997 was appointed Managing Director and Head of the French office. Mr. Duchesne currently serves on the board of three French companies: Ipsos, Laurent Perrier and Saft Groupe SA.

Mr. Duchesne was elected to serve on our board of directors because of his affiliation with Doughty Hanson, his financial expertise and his experience working with companies controlled by private equity sponsors.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of four members. Upon consummation of this offering, our board of directors will consist of [five] members. Our amended and restated certificate of incorporation will provide that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors.

Election and Classification of Directors

In accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, upon consummation of this offering and will be divided as follows:

•	the Class I directors will be , and their term will expire at the annual meeting of stockholders to be held in 2013;

•	the Class II directors will be , and their term will expire at the annual meeting of stockholders to be held in 2014; and

•	the Class III directors will be , and their term will expire at the annual meeting of stockholders to be held in fiscal year 2015.

At each annual meeting of stockholders upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election. Our amended and restated certificate of incorporation will also provide that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Committees

Upon consummation of this offering, the standing committees of our board of directors will include the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit committee

Our audit committee will assist our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. The audit committee will: review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary; review our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm; review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Our audit committee will initially be composed of                      (chairperson),                      and                     . We expect our board of directors to determine that                      is qualified as an audit committee financial expert within the meaning of the SEC regulations. All of the members of the audit committee will be financially literate and have accounting or related financial management expertise within the meaning of the NYSE rules. Our board of directors has determined that                      meets the definition of independent director under the listing rules of the NYSE and Rule 10A-3 of the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, our audit committee will consist of a majority of independent directors, and within one year of such date, our audit committee will consist entirely of independent directors. Although we currently expect to rely on the transition rules of the NYSE, we may choose to appoint new independent directors prior to the time periods specified in such transition rules.

The written charter for our audit committee will be available on our website.

Compensation committee

Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. The compensation committee will review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives, and recommend the compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our equity compensation plans and prepare the compensation committee report required by SEC rules to be included in our annual report. The members of our compensation committee will be                      (chairperson),                      and                     . We anticipate that our compensation committee will consist, at the time of the consummation of this offering, of one independent director, as defined under the applicable rules and regulations of the SEC, the NYSE and the Internal Revenue Service. Within 90 days following the listing of our common stock on the NYSE, our compensation committee will consist of a majority of independent directors, and within one year of such date, our compensation committee will consist entirely of independent directors. Although we currently expect to rely on the transition rules of the NYSE, we may choose to appoint new independent directors prior to the time periods specified in such transition rules. We currently do not expect to rely on the “controlled company” exemption, but may choose to do so in the future.

The written charter for our compensation committee will be available on our website.

Nominating and corporate governance committee

The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. The members of our nominating and corporate governance committee will be                     ,                      and                     . We anticipate that our nominating and corporate governance committee will consist, at the time of the consummation of this offering, of one independent director, as defined under the applicable rules and regulations of the SEC and the NYSE. Within 90 days following the listing of our common stock on the NYSE, our nominating and corporate governance committee will consist of a majority of independent directors, and within one year of such date, our nominating and corporate governance committee will consist entirely of independent directors. Although we currently expect to rely on the transition rules of the NYSE, we may choose to appoint new independent directors prior to the time periods specified in such transition rules. We currently do not expect to rely on the “controlled company” exemption, but may choose to do so in the future.

The written charter for our nominating and corporate governance will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our officers and employees. The code of business conduct and ethics, upon the consummation of this offering, will be available on our website at www.tumi.com. Information on, or accessible through, our website is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following Compensation Discussion and Analysis provides information regarding the objectives and components of our compensation philosophy, policies and practices with respect to the compensation of our named executive officers. Our named executive officers for the year ended December 31, 2011 were:

•	Jerome Griffith, Chief Executive Officer, President and Director;

•	Michael J. Mardy, Chief Financial Officer, Executive Vice President and Director;

•	Steven M. Hurwitz, Senior Vice President—Product Development, Manufacturing and Sourcing;

•	Alan M. Krantzler, Senior Vice President—Brand Management; and

•	Thomas H. Nelson, Senior Vice President and Managing Director—Asia Pacific.

Our board of directors has overall responsibility for the compensation program for our named executive officers. Following this offering, a compensation committee of our board of directors will have overall responsibility for the compensation program for our named executive officers. Members of the compensation committee will be appointed by our board of directors. We currently do not expect to rely on the “controlled company” exemption; accordingly, we anticipate that our compensation committee will consist, within one year of the listing of our Common Stock on the NYSE, entirely of independent directors, as defined under the applicable rules and regulations of the SEC, the NYSE and the Internal Revenue Service. We may, however, still choose to rely on the “controlled company” exemption in the future.

Compensation Philosophy and Objectives

Our compensation philosophy historically has been to set target compensation for our named executive officers at approximately the 50th percentile relative to a peer group. Our compensation programs (in addition to base salary) for fiscal 2011 and the past several years have consisted of a single performance-based annual cash bonus program and the limited use of perquisites and other benefits. We historically have not awarded stock options or restricted stock, but plan to issue stock options or other long-term incentive awards following this offering pursuant to the 2012 Omnibus Plan, which we will adopt in connection with this offering. See “—Compensation Program Following This Offering.”

Our executive compensation program is designed to meet the following objectives:

•	Attract and retain executive officers who contribute to our success;

•	Align compensation with our business mission, strategy and goals;

•	Align the interests of our executive officers with the interests of our stockholders; and

•	Motivate and reward high levels of performance.

These objectives collectively seek to link compensation to our overall financial performance, which helps to ensure that the interests of our named executive officers are aligned with the interests of our stockholders. These objectives serve as guiding principles in compensation program design.

Components of Executive Compensation

The principal components of compensation for our named executive officers for fiscal 2011 consisted of:

•	Base salary. We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job.

•

Performance-based cash bonus program.    We utilize a performance-based annual cash bonus program in order to align our named executive officers’ compensation with our overall financial results as well as the interests of our stockholders.

•

Limited perquisites and other benefits.    We utilize our benefits as support to our employees and their families throughout various stages of their careers. We also provide limited perquisites to our named executive officers.

Following this offering, we expect long-term incentive compensation will also be a component of compensation for our named executive officers. See “—Compensation Program Following This Offering.”

Determining the Amount of Each Component of Compensation

Overview

The amount of each component of our compensation program is determined by our board of directors on an annual basis taking into consideration compensation programs of our peer group, our Adjusted Earnings Before Income Taxes, Depreciation and Amortization, or EBITDA, the competitive market for our named executive officers and general economic factors. In fiscal 2011 and in prior years, our approach has been to provide named executive officers with a base salary and an annual cash bonus opportunity that were generally competitive with the level of those elements paid for comparable positions at comparable companies.

Once the level of compensation is set for the year, our board of directors may revisit its decisions if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, our board of directors reviews the performance of the named executive officers to determine the achievement of annual incentive compensation targets and to assess the overall functioning of our compensation plans against our goals.

We have engaged an outside compensation consultant, Exequity, to assist us in developing our compensation programs to be in effect following this offering and ensuring that our levels of compensation fall within our targeted range.

Base salary

Our board of directors reviews our named executive officers’ base salaries on an annual basis taking into consideration each individual’s responsibilities and experience, market and peer compensation levels and other discretionary factors deemed relevant by our board of directors. Such other factors may include material changes in position or responsibilities, prior performance, overall corporate performance and competitive marketplace for executive talent.

We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets. The level of base pay for each named executive officer in fiscal 2010 and prior years was determined with the goal of setting compensation for our named executive officers at approximately the 50th percentile relative to the peer group.

The base salaries paid to our named executive officers for fiscal 2011 are shown in the Summary Compensation Table below.

Performance-based cash bonus

Our performance-based cash bonus program is tied to Adjusted EBITDA, the same key financial metric that we use to assess our business performance. If the performance thresholds set by the our board of directors are not attained, no bonus is paid with respect to such metric. The bonus program provides for increasing levels of payout for performance at higher levels.

Pursuant to the terms of their employment agreements with us, each of Messrs. Griffith, Mardy, Hurwitz, Krantzler and Nelson are eligible to earn a target annual bonus, to be awarded in the discretion of our board of directors, of between 40% and 50%, 40%, 40%, 40% and 40%, respectively, of their base salaries, if specified performance goals, as established by our board of directors, are met for the year. In fiscal 2011, we established a budgeted bonus pool to be allocated to our key employees, including our named executive officers, in the event that we achieved the target Adjusted EBITDA goal for the year. Under the fiscal 2011 incentive plan established by our board of directors, each named executive officer’s target or budgeted bonus was equal to 40% of his base salary. Our board of directors in its discretion may award amounts in excess of a named executive officer’s target bonus for superior performance and may award amounts that are less than the named executive officer’s target bonus if the budgeted Adjusted EBITDA goal is not met. During the first quarter of each fiscal year, our board of directors reviews our performance relative to the achievement of our financial, operational and strategic goals established by our board of directors at the beginning of the preceding fiscal year and each executive’s individual performance and contribution to achieving those goals in order to determine the amount of discretionary bonus, if any, payable to our named executive officers. Under the terms of Mr. Griffith’s employment agreement, Mr. Griffith’s target annual bonus could also be increased to up to 100% of his base salary. As discussed above, the target bonuses for all of our named executive officers are tied to our performance thresholds as well as the budgeted bonus pool. In the event that we experience an exceptional increase in Adjusted EBITDA, the board attributes such increase to Mr. Griffith’s performance, and there remains sufficient funds in the budgeted bonus pool, our board of directors could in its sole discretion increase Mr. Griffith’s target annual bonus to 100% of his base salary.

The board of directors uses Adjusted EBITDA as the objective performance metric because it is a key metric used by management and the board of directors to assess our operating performance. For purposes of our cash bonus program for fiscal 2011, the Adjusted EBITDA targets were set at threshold, target and maximum amounts as follows:

Adjusted EBITDA (dollar amounts in millions)(1)
Threshold	$58.0
Target	$62.0
Maximum	$75.0

(1)	For a calculation of Adjusted EBITDA, see Note 5 to “Summary—Summary Consolidated Financial Statements.”

The Adjusted EBITDA performance metric was applied to all of our named executive officers, with our board of directors reserving the right to make a negative adjustment based on the named executive officer’s performance against additional specified operating metrics such as store operating costs and average capital expenditures for new stores. At the time the Adjusted EBITDA performance metrics were set, our board of directors believed that the metrics were challenging and that the achievement of the performance metrics at the target level would require superior performance.

In making its award decisions, our board of directors took into account that our preliminary Adjusted EBITDA for fiscal 2011 of $72.2 million exceeded the Adjusted EBITDA target amount of $62.0 million by $10.2 million, or approximately 16%. These numbers are subject to adjustment based on our final determination of Adjusted EBITDA for fiscal 2011. Our board of directors determined that each of our named executive officers was eligible to be awarded a payout under our cash bonus program that was incrementally higher than the budgeted amount for each named executive officer in light of our superior financial performance. The 2011 annual cash bonus awarded to each of our named executive officers, respectively, was $450,000 for Mr. Griffith, equal to approximately fifty-five percent (55%) of his base salary in recognition of our superior financial performance and Mr. Griffith’s exceptional contributions towards achieving the Adjusted EBITDA goal in excess of target; $240,000 for Mr. Mardy, equal to approximately fifty-seven percent (57%) of his base salary in recognition of our superior financial performance and Mr. Mardy’s exceptional contributions towards achieving the Adjusted EBITDA goal in excess of target; $165,000 for Mr. Hurwitz, equal to approximately forty one percent (41%) of his base salary in recognition of our superior financial performance and Mr. Hurwitz’s contributions towards achieving the Adjusted EBITDA goal in excess of target through his successful efforts at procurement of new products while controlling related costs through negotiations with and selection of manufacturing suppliers; $165,000 for Mr. Krantzler, equal to approximately forty three percent (43%) of his base salary in recognition of our superior financial performance and Mr. Krantzler’s contributions towards achieving the Adjusted EBITDA goal in excess of target through his management of our product portfolio and our marketing efforts; and $110,000 for Mr. Nelson, equal to forty percent (40%) of his base salary in recognition of our superior financial performance and Mr. Nelson’s management of the Asia Pacific region, which experienced high growth in the previous fiscal year despite the nuclear disaster in Japan. Our board of directors weighed these individual contributions at its discretion in determining the appropriateness of the awarded bonuses. The 2011 annual cash bonuses received by our named executive officers are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table below.

Limited perquisites and other benefits

Our benefits, such as our basic health benefits, 401(k) plan, life insurance, paid time off, matching charitable gifts program, tuition reimbursement and discounts on certain Tumi products, are intended to provide a stable array of support to our employees, and these core benefits are provided to all employees. The 401(k) plan allows participants to defer amounts of their annual compensation before taxes, up to the cap set by the Internal Revenue Code of 1986, as amended, or the Code, which was $16,500 per person for calendar year 2011. In addition, the plan allows participants ages 50 and older to defer additional catch-up contributions of up to $5,500 per year before taxes. Employees’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan. We currently provide matching contributions of up to 100% of an employee’s contribution on the first 3% of his or her compensation and 50% of the employee’s contribution on the next 2% of compensation, subject to certain other limits. Additionally, Messrs. Griffith, Mardy, Hurwitz and Krantzler receive an automobile allowance, and Mr. Nelson receives reimbursements for costs relating to the performance of his duties outside of the United States.

Bonus Agreement with Mr. Griffith

Pursuant to an amended and restated letter agreement dated July 8, 2009, Mr. Griffith is entitled to receive a special incentive bonus in cash in connection with the consummation of a qualified sale event or initial public offering that results in an enterprise value of our Company of $600 million or greater. If paid in connection with a qualified initial public offering, the special bonus payment would equal the dollar amount that a holder of approximately 3,101.2 shares (0.62% of our outstanding common stock then outstanding on a fully diluted basis as of the date of the agreement) would receive if the holder sold all such shares at the underwritten price per share of our common stock in the offering. The prior sentence does not give effect to the                  -for-1 common stock split to be effected prior to the consummation of this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the price range on the cover of this prospectus, Mr. Griffith would be entitled to receive a special bonus payment in cash of approximately $         million. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the payment by approximately $         million. In general, for federal income tax purposes, Mr. Griffith will recognize ordinary income in the amount of the special bonus payment at the time it is paid, and, in reliance on the transition provisions under Section 162(m) of the Code, the Company expects to take a deduction in the same amount.

Employment and Severance Arrangements

We entered into employment agreements with each of our named executive officers which define compensation and benefits payable to them in certain termination scenarios, giving them some certainty regarding their individual outcomes under these circumstances. Each employment agreement includes provisions that (1) prohibit the executive from competing against us (or working for a competitor) during a specified period after the executive leaves the Company, and (2) provide severance payments upon the executive’s termination of employment by us for other than “Cause.” We believe the employment agreements are a necessary component of the compensation package provided to our named executive officers because: (1) the noncompetition provisions protect us from a competitive disadvantage if one of the named executive officers leaves the Company; and (2) the severance provisions serve as an effective recruiting and retention tool. Our board of directors approves the initial employment agreements and then reviews the agreements on an as-needed basis, based on market trends or on changes in our business environment.

The terms of the employment agreements are described in more detail below under “—Employment Agreements with Named Executive Officers.” Additional information regarding the severance and change in control benefits provided under the employment agreements is provided below under “—Potential Payments Upon Termination or Change in Control.”

Role of Executives in Executive Compensation Decisions

Our board of directors, which includes Mr. Mardy and Mr. Griffith, generally seeks input from the head of human resources when discussing the performance of and the compensation levels for the other named executive officers. Our board of directors also works with the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. None of our other executives participates in deliberations relating to his or her own compensation, other than Mr. Mardy and Mr. Griffith, each of whom participated in the setting of their own base salary levels and, in their roles as our directors, in the setting of compensation of our other named executive officers. Following this offering, it is not expected that Mr. Mardy or Mr. Griffith will play any role in setting their own compensation or the compensation of our named executive officers.

Compensation Program Following This Offering

The design of our compensation program following this offering is an ongoing process. We believe that we will have more flexibility in designing compensation programs to attract, motivate and retain our executives following this offering, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance. We anticipate that long-term incentive compensation will be an integral part of our compensation program going forward.

Prior to consummation of this offering, we intend to adopt an omnibus equity compensation plan, which will allow us to compete for executive talent and align the interests of our named executive officers with those of our stockholders. A detailed description of the omnibus equity compensation plan will be provided once finalized.

We anticipate that our named executive officers will continue to be subject to employment agreements that are substantially similar to their existing employment agreements which are described herein. It is also anticipated that our current named executive officers will hold substantially similar positions following the offering.

While we are still in the process of determining specific details of the compensation program that will take effect following the offering, it is anticipated that our compensation program following the offering will be based on the same principles and designed to achieve the same objectives as our current compensation program.

Tax Considerations

Section 162(m) of the Code generally disallows a federal income tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s five named executive officers. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our compensation committee, when formed, will adopt a policy that, where reasonably practicable, will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). Until such policy is implemented, the compensation committee may, in its judgment, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent. In addition, transition provisions under Section 162(m) may apply for a period of three years following the consummation of this offering to certain compensation arrangements that were entered into by a company before it was publicly held, including the bonus agreement with Mr. Griffith, discussed above. See “—Bonus Agreement with Mr. Griffith.”

Summary Compensation Table

The following table sets forth the cash and other compensation that we paid to our named executive officers, or that was otherwise earned by our named executive officers, for their services in all capacities during fiscal 2011 and fiscal 2010.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Jerome Griffith Chief Executive Officer, President and Director	2011 2010	$812,000 773,000	$450,000 425,000	$21,872 21,872	$1,283,872 1,219,872

Michael J. Mardy Chief Financial Officer, Executive Vice President and Director	2011 2010	420,000 400,000	240,000 200,000	16,808 16,808	676,808 616,808

Steven M. Hurwitz Senior Vice President—Product Development, Manufacturing and Sourcing	2011 2010	408,000 388,000	165,000 150,000	19,173 19,173	592,173 557,173

Alan M. Krantzler Senior Vice President—Brand Management	2011 2010	385,000 350,000	165,000 140,000	16,193 16,193	566,193 506,193

Thomas H. Nelson Senior Vice President and Managing Director—Asia Pacific	2011 2010	275,000 230,000	110,000 80,000	247,164 142,217	632,164 452,217

(1)	Represents the amount paid under our performance-based annual cash bonus program. See “—Determining the Amount of Each Component of Compensation—Performance-based cash bonus” above for more details.

(2)	All other compensation consisted of: (a) a car allowance for the following individuals in the following amounts: Mr. Griffith—$12,000, Mr. Mardy—$6,000, Mr. Hurwitz—$9,000, Mr. Krantzler—$6,000 and Mr. Nelson—$4,800; (b) life insurance premiums paid on behalf of the following individuals in the following amounts: Mr. Griffith—$72, Mr. Mardy—$1,008, Mr. Hurwitz—$373, Mr. Krantzler—$393 and Mr. Nelson—$517; (c) 401(k) match contributions for the following individuals in the following amounts: Mr. Griffith—$9,800, Mr. Mardy—$9,800, Mr. Hurwitz—$9,800, Mr. Krantzler—$9,800 and Mr. Nelson—$9,800; and (d) payments made to Mr. Nelson for tax equalization in the amount of $55,557, housing expenses in the amount of $90,164 and living and relocation expenses in the amount of $86,326.

2011 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards in fiscal 2011.

Name	Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)
	Threshold ($)	Target ($)	Maximum ($)
Jerome Griffith	$185,714	$325,000	$731,250
Michael J. Mardy	120,000	200,000	390,000
Steven M. Hurwitz	80,000	150,000	260,000
Alan M. Krantzler	80,000	150,000	260,000
Thomas H. Nelson	55,000	100,000	178,750

(1)	Awards made under the Company’s performance-based cash bonus program. Actual amounts earned under the program are disclosed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Employment Agreements with Named Executive Officers

Jerome Griffith

We entered into an employment agreement with Mr. Griffith on December 22, 2008. The agreement provides, among other things, for Mr. Griffith to serve as President and Chief Executive Officer of the Company for a term that will end with his separation from the Company. Pursuant to the agreement, Mr. Griffith received in fiscal 2011 an annual base salary of $812,000 and is eligible to earn an annual target incentive bonus of between 40% and 50% (with the potential to increase up to 100%) of his base salary, which bonus will be determined in the discretion of our board of directors based on Mr. Griffith’s performance and our achievement of budgetary and other objectives set by our board of directors. During his employment, Mr. Griffith is also entitled to the employee benefits approved by our board of directors and made available to our senior management generally.

The terms of the employment agreement relating to the termination of Mr. Griffith’s employment are discussed below, under “—Potential Payments Upon Termination or Change in Control.”

Michael J. Mardy

We entered into an employment agreement with Mr. Mardy on November 17, 2004. Pursuant to the agreement, Mr. Mardy serves as our Chief Financial Officer and Executive Vice President for a term that will end with his separation from the Company. Pursuant to the agreement, Mr. Mardy received in fiscal 2011 an annual base salary of $420,000 and is eligible to earn an annual target incentive bonus of up to 40% of his base salary, which bonus will be determined in the discretion of our board of directors based on Mr. Mardy’s performance and our achievement of budgetary and other objectives set by our board of directors. During his employment, Mr. Mardy is also entitled to the employee benefits approved by our board of directors and made available to our senior management generally.

The terms of the employment agreement relating to the termination of Mr. Mardy’s employment are discussed below, under “—Potential Payments Upon Termination or Change in Control.”

Steven M. Hurwitz

We entered into an employment agreement with Mr. Hurwitz on May 18, 2006. The agreement provides, among other things, for Mr. Hurwitz to serve as our Senior Vice President—Product Development, Manufacturing and Sourcing for a term that will end with his separation from the

Company. Pursuant to the agreement, Mr. Hurwitz received in fiscal 2011 an annual base salary of $408,000 and is eligible to earn an annual target incentive bonus of up to 40% of his base salary, which bonus will be determined in the discretion of our board of directors based on Mr. Hurwitz’ performance and our achievement of budgetary and other objectives set by our board of directors. During his employment, Mr. Hurwitz is also entitled to the employee benefits approved by our board of directors and made available to our senior management generally.

The terms of the employment agreement relating to the termination of Mr. Hurwitz’ employment are discussed below, under the heading “—Potential Payments Upon Termination or Change in Control.”

Alan M. Krantzler

We entered into an employment agreement with Mr. Krantzler on November 17, 2004. Pursuant to the agreement, Mr. Krantzler serves as our Senior Vice President—Brand Management for a term that will end with his separation from the Company. Pursuant to the agreement, Mr. Krantzler received in fiscal 2011 an annual base salary of $385,000 and is eligible to earn an annual target incentive bonus of up to 40% of his base salary, which bonus will be determined in the discretion of our board of directors based on Mr. Krantzler’s performance and our achievement of budgetary and other objectives set by our board of directors. During his employment, Mr. Krantzler is also entitled to the employee benefits approved by our board of directors and made available to our senior management generally.

The terms of the employment agreement relating to the termination of Mr. Krantzler’s employment are discussed below, under “—Potential Payments Upon Termination or Change in Control.”

Thomas H. Nelson

We entered into an amended and restated employment agreement with Mr. Nelson on January 6, 2012, which replaced his employment agreement with us dated November 17, 2004. Pursuant to the agreement, Mr. Nelson serves as our Senior Vice President and Managing Director—Asia Pacific for a term that will end with his separation from the Company. Pursuant to the agreement, Mr. Nelson received in fiscal 2011 an annual base salary of $275,000 (increased from $230,000 under the prior agreement) and is eligible to earn an annual target incentive bonus of up to 40% (increased from 35% under the prior agreement) of his base salary, which bonus will be determined in the discretion of our board of directors based on Mr. Nelson’s performance and our achievement of budgetary and other objectives set by our board of directors. Pursuant to the employment agreement, 50% of any bonus will be based upon Mr. Nelson’s satisfaction of annual performance goals for Asia Pacific. During his employment, Mr. Nelson is also entitled to the employee benefits approved by our board of directors and made available to senior management of the Company generally, as well as reimbursement of certain costs relating to the performance of his duties outside of the United States, including a housing allowance, limited air travel for his family and tax equalization payments.

The terms of the employment agreement relating to the termination of Mr. Nelson’s employment are discussed below, under “—Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at 2011 Year-End

There were no outstanding equity awards as of December 31, 2011.

2011 Option Exercises and Stock Vested

There were no outstanding options or vested stock awards during fiscal 2011.

2011 Pension Benefits

Aside from our 401(k) plan, we do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

2011 Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plan or arrangements under which our named executive officers are entitled to participate.

Potential Payments upon Termination or Change in Control

The following table summarizes the potential payments and benefits payable to our named executive officers if we terminate their employment without “Cause,” as described in more detail below under “—Employment Agreements.” The table reflects estimated amounts assuming that termination, as applicable, occurred on December 31, 2011. The actual amounts that would be paid upon a named executive officer’s termination of employment can be determined only at the time of such event. Except with respect to Mr. Griffith as described below, our named executive officers are not specifically entitled to any payments upon a change of control.

Name	Termination without cause severance ($)(1)	Continued benefits ($)(2)	Total ($)
Jerome Griffith	$812,000	$36,876	$848,876
Michael J. Mardy	420,000	22,236	442,236
Steven M. Hurwitz	408,000	37,680	445,680
Alan M. Krantzler	385,000	15,923	400,923
Thomas H. Nelson	275,000	33,625	308,625

(1)	No cash severance would be payable to any of the named executive officers in the event of the executive’s retirement. With respect to Mr. Griffith, (a) the amount of cash severance reported would also apply in the event of a termination of employment by the executive for “Good Reason,” and (b) the aggregate cash severance payments would increase to $1,218,000, representing 18 months’ base salary, if the termination without “Cause” or for “Good Reason” as of December 31, 2011 had occurred within two years following a “Change in Control” (as defined in the Amended and Restated Subscription and Stockholders Agreement).
(2)	The amounts reported are merely estimates based on approximate benefit costs for fiscal 2011 and represent the approximate cost of 12 monthly payments in an amount equal to the applicable COBRA premium cost for the level of coverage each executive had as an active employee.

The employment agreements we have entered into with our named executive officers provide for certain payments to be made in connection with a termination of employment. Below is a description of these provisions.

Mr. Griffith

Mr. Griffith’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. Griffith’s employment is terminated without “Cause,” or if he resigns for “Good Reason” (in either case as defined in his employment agreement), Mr. Griffith will be paid severance in an amount equal to his annual base salary for 12 months following the termination date and will be eligible to receive, for 12 months, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. Notwithstanding the foregoing, in the event that we terminate Mr. Griffith’s employment without “Cause” or if he resigns for “Good Reason” within two years following a Change of Control (as defined in the Amended and Restated Subscription and Stockholders Agreement), we will continue to pay to Mr. Griffith the severance amount for eighteen months following the termination date rather than twelve months. In addition, Mr. Griffith will be entitled to receive amounts accrued under the employment agreement, including any accrued but unpaid base salary and accrued but unused vacation. Mr. Griffith’s employment agreement also provides Mr. Griffith with an additional payment (referred to as a “gross-up” payment) intended to reimburse him for the excise tax payable should any payments made to him in the event of a change in control be subject to the excise tax imposed on “excess parachute payments” under section 4999 of the Code, and to reimburse him for the income, excise and employment taxes on the reimbursement payment. If, however, a reduction in the total payments to Mr. Griffith equal to up to 10% of a safe harbor amount defined under Section 280G of the Code would prevent the imposition of the excise tax, then his total payments will be reduced and no gross-up payment will be made.

The employment agreement further provides that, subject to certain exceptions, during his employment and a period of 12 months following termination or separation, Mr. Griffith will not (i) compete with us or our affiliates, (ii) solicit any of our employees or consultants, (iii) solicit any of our customers or suppliers or (iv) acquire or attempt to acquire an interest in any business relating to our business with which we have entertained discussions relating to the acquisition of such business by us in the two years immediately preceding his termination or separation. See also “Compensation Discussion and Analysis—Bonus Agreement with Mr. Griffith” above.

Mr. Mardy

Mr. Mardy’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. Mardy’s employment is terminated without “Cause” (as defined in his employment agreement), Mr. Mardy will be paid severance in an amount equal to his annual base salary for 12 months following the termination date and be eligible to receive, for 12 months, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. In addition, Mr. Mardy will be entitled to receive any accrued but unpaid base salary in the event of a termination for any reason.

The employment agreement further provides that, subject to certain exceptions, during his employment, and a period of 12 months following termination or separation, Mr. Mardy will not (i) compete with us or our affiliates, (ii) solicit any of our employees or consultants, (iii) hire any person who was our employee within 180 days of such hire, (iv) solicit any of our customers or suppliers or (v) acquire or attempt to acquire an interest in any business relating to our business with which we have entertained discussions relating to the acquisition of such business by us in the two years immediately preceding his termination or separation.

Mr. Hurwitz

Mr. Hurwitz’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. Hurwitz’s employment is terminated without “Cause” (as defined in his employment agreement), Mr. Hurwitz will be paid severance in an amount equal to his annual base salary for 12 months following the termination date and be eligible to receive, for 12 months, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. In addition, Mr. Hurwitz, will be entitled to receive any accrued but unpaid base salary in the event of a termination for any reason.

The employment agreement further provides that, subject to certain exceptions, during his employment, and a period of 12 months following termination or separation, Mr. Hurwitz will not (i) compete with us or our affiliates, (ii) solicit any of our employees or consultants, (iii) hire any person who was our employee within 180 days of such hire, (iv) solicit any of our customers or suppliers or

(v) acquire or attempt to acquire an interest in any business relating to our business with which we have entertained discussions relating to the acquisition of such business by us in the two years immediately preceding his termination or separation.

Mr. Krantzler

Mr. Krantzler’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. Krantzler’s employment is terminated without “Cause” (as defined in his employment agreement), Mr. Krantzler will be paid severance in an amount equal to, following the termination date, his annual base salary for the lesser of (i) 12 months or (ii) the sum of three months, plus one month for every full calendar year of his employment (such lesser amount, the “severance period”). Mr. Krantzler will also be eligible to receive, during the severance period, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. In addition, Mr. Krantzler, will be entitled to receive any accrued but unpaid base salary in the event of a termination for any reason.

The employment agreement further provides that, during his employment and a period of 12 months (or a potentially shorter period in the case of a termination without “Cause”) following termination or separation, Mr. Krantzler will not compete with us or our affiliates. Further, Mr. Krantzler, for a period of 12 months following his termination or separation, will not (i) solicit any of our employees or consultants, (ii) hire any person who was our employee within 180 days of such hire, (iii) solicit any of our customers or suppliers or (iv) acquire or attempt to acquire an interest in any business relating to our business with which we have entertained discussions relating to the acquisition of such business by us in the two years immediately preceding his termination or separation.

Mr. Nelson

Mr. Nelson’s employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. Nelson’s employment is terminated without “Cause” (as defined in his employment agreement), Mr. Nelson will be paid severance in an amount equal to, following the termination date, his annual base salary for 12 months (the “severance period”). Mr. Nelson will also be eligible to receive, during the severance period, a monthly amount equal to the applicable COBRA premium cost for the level of coverage he had as an active employee. If Mr. Nelson’s employment is terminated without Cause, and Mr. Nelson determines to return permanently to the United States within six months of such termination, he will be paid for business class airfare for himself and his family to return to the United States as well as the reasonable costs of returning their personal effects to the United States. Mr. Nelson will be entitled to receive any accrued but unpaid base salary in the event of a termination for any reason, including an appropriate tax equalization payment with respect to such salary.

The employment agreement further provides that, during his employment and a period of 12 months (or a potentially shorter period in the case of a termination without “Cause”) following termination or separation, Mr. Nelson will not compete with us or our affiliates. Further, Mr. Nelson, for a period of twelve months following his termination or separation, will not (i) solicit any of our employees or consultants, (ii) hire any person who was our employee within 180 days of such hire, (iii) solicit any of our customers or suppliers or (iv) acquire or attempt to acquire an interest in any business relating to our business with which we have entertained discussions relating to the acquisition of such business by us in the two years immediately preceding his termination or separation.

2011 Director Compensation

We did not pay our directors any cash compensation for their service on our board of directors in fiscal 2011. Our directors are not reimbursed for travel and other expenses incurred in connection with attending meetings of the board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 1, 2012, and as adjusted to reflect the sale of the shares of common stock by us and the selling stockholders in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Tumi Holdings, Inc., 1001 Durham Avenue, South Plainfield, New Jersey 07080. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own. We have based our calculation of the percentage of beneficial ownership on 500,192 shares of common stock outstanding as of March 1, 2012, and              shares of common stock outstanding after the consummation of this offering.

This section does not give effect to the                     -for-1 common stock split to be effected prior to the consummation of this offering.

Name of beneficial owner	Shares beneficially owned before this offering		Shares offered	Shares repurchased in reorganization(1)	Shares beneficially owned after this offering
	Number	%			Number	%
Executive Officers and Directors:
Jerome Griffith	17,804	3.6%
Michael J. Mardy	9,432	1.9%
Alan M. Krantzler	410	*
Steven M. Hurwitz	2,069	*
Thomas H. Nelson	1,452	*
Richard P. Hanson(2)(3)(4)(5)	421,617	84.3%
Yann M. Duchesne(4)	—	—
All directors and executive officers as a group (8 persons)(3)(4)(5)	452,784	90.5%
Greater than 5% Stockholders:
Funds affiliated with Doughty Hanson:
Doughty Hanson & Co IV Nominees One Limited(3)	90,256	18.0%
Doughty Hanson & Co IV Nominees Two Limited(3)	97,323	19.5%
Doughty Hanson & Co IV Nominees Three Limited(3)	23,439	4.7%
Doughty Hanson & Co IV Nominees Four Limited(3)	84,041	16.8%
Officers Nominees Limited(4)	86,048	17.2%
Co-investment funds:
Stockwell Fund, L.P.(5)	25,314	5.1%
HVB Capital Partners AG(5)	12,656	2.5%
Brederode International s.à.r.l.(5)	2,531	*
Uberior Co-Investments Limited(5)	7	*
RBSM Capital Limited(5)	2	*

*	Represents less than 1% of outstanding common stock.

(1)	Gives effect to the Reorganization including the shares to be repurchased with the proceeds from this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reorganization.”
(2)	Comprised of shares held by Officers Nominees Limited, DHC 1, DHC 2, DHC 3, DHC 4 and the Co-Investors. See notes 3, 4 and 5 below.
(3)	Consists of shares held by Doughty Hanson & Co IV Nominees One Limited (“DHC 1”), Doughty Hanson & Co IV Nominees Two Limited (“DHC 2”), Doughty Hanson & Co IV Nominees Three Limited (“DHC 3”) and Doughty Hanson & Co IV Nominees Four Limited (“DHC 4”), as applicable, as nominee for four English law limited partnerships of which the common general partner is Doughty Hanson & Co IV Limited, which has voting and investment power with respect to the shares held by each such nominee. Doughty Hanson & Co IV Limited is wholly owned by DHC Limited which is controlled by Richard P. Hanson and the estate of Nigel E. Doughty, and as such Mr. Hanson and the estate of Mr. Doughty may be deemed to share voting and investment power with respect to the reported shares. Mr. Hanson and the estate of Mr. Doughty disclaim beneficial ownership of the reported shares, except to the extent of their pecuniary interest therein. The address of each of the entities and persons identified in this note is c/o DHC Limited, 45 Pall Mall, London SW1Y 5JG, United Kingdom.
(4)	Officers Nominees Limited is a company incorporated in England and Wales and is the co-investment vehicle for employees of Doughty Hanson & Co. As an employee, Mr. Duchesne holds a 1.7% equity interest in Officers Nominees Limited. Mr. Duchesne does not have any voting or investment power with respect to the reported shares of Officers Nominees Limited. Richard P. Hanson, Richard N. Lund, Stephen C. Marquardt and Graeme D. Stening serve on the board of directors of Officers Nominees Limited, and as such may be deemed to share voting and investment power with respect to the reported shares. Each of the foregoing reporting persons disclaim beneficial ownership of the reported shares, except to the extent of their pecuniary interest therein. The address of Officers Nominees Limited and each of the persons identified in this note is c/o Officers Nominees Limited, 45 Pall Mall, London SW1Y 5JG, United Kingdom.
(5)	Doughty Hanson & Co Managers Limited may be deemed to have voting and investment power with respect to the reported shares held by Stockwell Fund, L.P., HVB Capital Partners AG, Brederode International s.à.r.l., Uberior Co-Investments Limited and RBSM Capital Limited (collectively, the “Co-Investors”) by virtue of co-investment arrangements with each of the entities comprising the Co-Investors. Doughty Hanson & Co Managers Limited is indirectly wholly owned by DHC Limited which is controlled by Richard P. Hanson and the estate of Nigel E. Doughty, and as such Mr. Hanson and the estate of Mr. Doughty may be deemed to share voting and investment power with respect to the reported shares. Mr. Hanson and the estate of Mr. Doughty disclaim beneficial ownership of the reported shares, except to the extent of their pecuniary interest therein. The address of each of the entities and persons identified in this note is c/o DHC Limited, 45 Pall Mall, London SW1Y 5JG, United Kingdom.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Compensation Discussion and Analysis,” the following is a description of transactions since January 1, 2009, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Subscription and Stockholders Agreement

In connection with our acquisition by Doughty Hanson in 2004, we entered into an amended and restated subscription and stockholders agreement with Doughty Hanson and certain other investors, stockholders and executive officers. This agreement provides for rights with respect to election of directors, participation rights, pre-emption rights, restrictions on transfer of shares, tag along rights and other actions requiring the approval of stockholders. Upon the consummation of this offering, the subscription and stockholders agreement will automatically terminate in accordance with its terms.

Registration Rights Agreement

Pursuant to the terms of the registration rights agreement, dated as of November 17, 2004, Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited, Officers Nominees Limited, Stockwell Fund, L.P., Brederode International s.a.r.l., Uberior Co-Investments Limited, RBSM Capital Limited and HVB Capital Partners AG, are entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act after the consummation of this offering. Pursuant to the registration rights agreement, subject to certain exceptions, these entities have the right to require us to register for public sale under the Securities Act all shares of common stock that it requests be registered at any time after the six month anniversary of this offering. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $5.0 million. In addition, whenever we propose to file a registration statement under the Securities Act (other than in connection with this offering or other than a registration on Form S-4 or Form S-8), we are required to give notice of such registration to all parties to the registration rights agreement that hold registrable securities. Such notified persons have piggyback registration rights providing them the right to have us include their shares of common stock in any such registration, subject to the provisions of the registration rights agreement. In addition, pursuant to the terms of a letter agreement between the Company and Jerome Griffith, dated as of July 2009, Mr. Griffith is entitled to the piggyback registration rights contained in the November 17, 2004 registration rights agreement. In connection with this offering, we expect to amend and restate the registration rights agreement, which will provide the above entities (including Mr. Griffith) with certain demand registration rights and piggyback registration rights.

Director Designation Agreement

In connection with this offering, we will enter into a director designation agreement with Doughty Hanson that will provide for the right of Doughty Hanson to nominate individuals to our board of directors. So long as Doughty Hanson owns more than     % of our outstanding common stock, Doughty Hanson will have the right to nominate                      individuals to our board of directors and, subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our stockholders for election as directors.

Bonus Agreement

Pursuant to an amended and restated letter agreement dated July 8, 2009, Jerome Griffith, our Chief Executive Officer, President and Director, is entitled to receive a special incentive bonus in certain limited circumstances. For more information, see “Compensation Discussion and Analysis—Bonus Agreement with Mr. Griffith.”

Company Loan

In 2009, we issued shares of stock to our then-residing Chief Executive Officer Laurence Franklin in exchange for a promissory note in favor of Tumi, Inc. in the amount of approximately $113,000. The loan bore interest at a rate equal to the rate of interest charged under any borrowing of Tumi, Inc., adjusted pursuant to such borrowings (LIBOR + 4.5% when issued). Mr. Franklin repaid the note in full in December 2011. Mr. Franklin paid $113,736 in principal and $9,128 in interest over the term of the note.

Policy Concerning Related Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NYSE concerning related party transactions. Such policy will provide for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our common stock (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest. This policy was not in effect when we entered into the transactions described above.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction.

A copy of our related person transaction policy will be available on our website at www.tumi.com upon consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the consummation of this offering. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, the forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Upon the consummation of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $0.01 per share.

Immediately following the consummation of this offering, there will be:

•	shares of common stock outstanding; and

•	no shares of preferred stock outstanding.

Common Stock

We have one class of common stock. All holders of our common stock are entitled to the same rights and privileges, as described below:

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors.

Directors standing for election at an annual meeting of stockholders will be elected by a plurality of the votes cast in the election of directors at the annual meeting, either in person or represented by properly authorized proxy.

Dividend rights

Subject to the prior rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available therefor.

Liquidation rights

Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of our preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets legally available for distribution to stockholders.

Preemptive rights

Holders of our common stock are not entitled to preemptive or other similar subscription rights.

Preferred Stock

Our board of directors has the authority to issue from time to time, without action by our stockholders, our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting, dividend, conversion, exchange, redemption and liquidation rights. The rights with respect to a series of preferred stock may be greater than the rights attached to our common stock.

It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying, discouraging or preventing a change of control of us.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Charter and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor or may consider in their best interests. A summary of these provisions is set forth below.

Classified board; number of directors fixed by board only

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes with staggered three-year terms, with the classes as nearly equal in number as possible. As a result, one class (i.e., approximately one-third of our board of directors) will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Our amended and restated certificate of incorporation will also provide that the number of directors on our board will be fixed exclusively pursuant to resolution adopted by our board of directors.

In connection with this offering, we will enter into a director designation agreement that will grant Doughty Hanson the right to designate nominees to our board of directors provided certain ownership requirements are met. See “Certain Relationships and Related Party Transactions—Director Designation Agreement.”

Vacancies filled by board

Our amended and restated bylaws will provide that, subject to the provisions of the director designation agreement, any vacancy in our board of directors whether from an increase in the size of the board or otherwise will be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Removal of directors only for cause

The DGCL provides that for classified boards, a director may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide otherwise.

No action by stockholders without a meeting

The DGCL permits stockholder action by written consent unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once Doughty Hanson ceases to beneficially own at least 35% of our outstanding shares.

Calling of special meetings of stockholders

Our amended and restated certificate of incorporation and bylaws will provide that special meetings of our stockholders for any purpose or purposes may be called at any time only (1) by the chairman of our board of directors, (2) by our chief executive officer (or, in the absence of a chief executive officer, our president), (3) pursuant to a resolution adopted by a majority of our board of directors or (4) on or after the date that Doughty Hanson ceases to beneficially own 35% or more of our outstanding shares, at the request of holders of at least 35% of our outstanding shares. Except as described above, stockholders will not have the authority to call a special meeting of stockholders.

Advance notice of stockholder nominations and proposals

Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions until the next stockholder meeting (i.e., by precluding the conduct of certain business at the current annual meeting if the proper procedures are not followed) that are favored by the holders of a majority of our outstanding voting securities or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Exclusive forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any director or officer to us or our stockholders, (3) any action asserting a claim against us pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

“Blank check” preferred stock

We believe that the availability of preferred stock under our amended and restated certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock will be available for issuance without action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed.

Our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.

Supermajority provisions

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will require that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions of our amended and restated certificate of incorporation on and after the date Doughty Hanson ceases to beneficially own at least 35% of our outstanding shares, including:

•	classified board (the election and term of our directors);

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Section 203

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares.

Our amended and restated certificate of incorporation will contain an express provision that will “opt out” of Section 203 on and after the date Doughty Hanson ceases to beneficially own at least 15% of our outstanding voting stock. Our amended and restated certificate of incorporation will also provide that Doughty Hanson and its affiliates will at all times not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them.

Corporate opportunities; conflicts of interest

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity of Doughty Hanson and certain related persons or any director who is not our employee. We will not renounce any interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Our amended and restated certificate of incorporation will provide that Doughty Hanson and certain related persons will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In the event that Doughty Hanson or such related person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

In addition, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for certain liabilities.

Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement is expected to provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We believe that these amended and restated certificate of incorporation and bylaws provisions and indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “TUMI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding an aggregate of approximately                  shares of our common stock. Of these shares,                  shares of our common stock to be sold in this offering, or                  shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock outstanding following this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. These remaining shares are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration such as under Rule 144, as discussed below.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding common shares or the average weekly trading volume of our common shares reported through the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-up Agreements

See the section entitled “Underwriting” for a description of the lock-up agreements in connection with this offering.

Registration Rights

Subject to the lock-up agreements, Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited, Officers Nominees Limited, Stockwell Fund, L.P., Brederode International s.a.r.l., Uberior Co-Investments Limited, RBSM Capital Limited, HVB Capital Partners AG and Jerome Griffith will be entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act after the consummation of this offering. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

S-8 Registration Statement

We intend to file a registration statement on Form S-8 to register an aggregate of                  shares of our common stock reserved for issuance under the 2012 Omnibus Plan to be adopted in connection with this offering. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material United States federal income tax considerations applicable to a non-U.S. holder (as defined below) with respect to the ownership and disposition of our common stock. This discussion assumes that a non-U.S. holder holds our common stock as a capital asset. This discussion is for general information only and is not tax advice. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes, neither a partnership (or an entity classified as a partnership for United States federal income tax purposes) nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust, in general, if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If an entity classified as a partnership for United States federal income tax purposes holds common stock, the tax treatment of a partner in such partnership generally depends on the status of the partner and the activities of the partnership. If you are a partnership holding common stock, or a partner in such a partnership, you should consult your tax advisers.

This discussion does not address all aspects of United States federal income taxation that may be relevant to particular non-U.S. holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, banks or other financial institutions, insurance companies, tax-exempt organizations, United States expatriates, broker-dealers and traders in securities, non-U.S. holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, applicable United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis. Any changes could alter the tax consequences to non-U.S. holders described herein. This discussion does not describe any United States state or local income or other tax consequences of holding and disposing of common stock.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

Distributions on common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in the common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Disposition of Common Stock.”

The gross amount of dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification as to the application of that treaty.

If you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be subject to United States federal income tax at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business or, if certain tax treaties apply, on dividends that are attributable to your permanent establishment in the United States, and such dividends will not be subject to the withholding described above. In the case of such holder that is a non-United States corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

Generally, to claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, Exchange or Other Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on gain recognized on a disposition of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•

the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•

we are or have been a “United States real property holding corporation” for United States Federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held the common stock.

We have determined that we are not, and we believe we will not become, a United States real property holding corporation.

An individual non-U.S. holder described in the first bullet point immediately above is subject to United States federal income tax on the non-U.S. holder’s gains (including gain from the sale of common stock, net of applicable United States source losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to United States federal income tax on the disposition of common stock will be subject to United States federal income tax on the disposition in the same manner in which citizens or residents of the United States would be subject to United States federal income tax.

Information Reporting and Backup Withholding

You generally will be required to comply with certain certification procedures to establish that you are not a United States person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of common stock. In addition, we are required to annually report to the Internal Revenue Service and you the amount of any dividends paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the Internal Revenue Service.

Recently Enacted Legislation

Recently enacted legislation will require withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, common stock held by or through certain foreign financial institutions (including investment funds) beginning after December 31, 2013, in the case of dividends, and beginning after December 31, 2014, in the case of such gross proceeds, unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain United States persons and by certain non-U.S. entities that are wholly- or partially-owned by United States persons. Accordingly, the entity through which common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, common stock held by certain investors that are non-financial non-U.S. entities will be subject to withholding at a rate of 30%, beginning after December 31, 2013, in the case of dividends, and beginning after December 31, 2014, in the case of such gross proceeds, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  shares from the selling stockholders. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date

180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement or the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the our historical performance, estimates of our business potential and earnings prospects, an assessment of the our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our common stock on the NYSE under the symbol “TUMI.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        . All such expenses are payable by us.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Japan

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common stock to be sold in this offering and other certain legal matters will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document may not be complete and, if such contract or other document is filed as an exhibit, we refer you to the copy of such contract or other document filed as an exhibit, each statement being qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC and from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet website at www.tumi.com. Information on, or accessible through, our website is not a part of this prospectus.

TUMI HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Tumi Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Tumi Holdings, Inc. (a Delaware corporation), its subsidiaries, and its controlled affiliate, Tumi II, LLC (the “Company” or “Tumi Holdings, Inc., Subsidiaries and Controlled Affiliate”), as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tumi Holdings Inc., Subsidiaries, and Controlled Affiliate as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York

March 15, 2012

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Balance Sheets

(In thousands, except share and per share data)

	At December 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,735	$19,209
Accounts receivable, less allowance for doubtful accounts of approximately $462 and $370 at December 31, 2011 and 2010, respectively	22,833	15,351
Other receivables	1,724	954
Inventories	60,456	51,869
Prepaid expenses and other current assets	3,056	2,240
Deferred offering costs	1,996	—
Deferred tax assets, current	2,218	2,820

Total current assets	125,018	92,443

Property, plant and equipment, net	36,500	31,305
Deferred tax asset, noncurrent	2,046	550
Joint venture investment	2,122	1,535
Goodwill	142,773	142,773
Intangible assets, net	131,219	131,492
Deferred financing costs, net of accumulated amortization of $2,539 and $2,048 at December 31, 2011 and 2010, respectively	920	1,411
Other assets	5,743	7,481

Total assets	$446,341	$408,990

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Balance Sheets (continued)

(In thousands, except share and per share data)

	At December 31,
	2011	2010
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$27,308	$22,350
Accrued expenses	26,683	20,738
Current portion of long-term debt	12,000	12,000
Income taxes payable	4,324	5,089

Total current liabilities	70,315	60,177

Long-term debt	52,000	64,000
Other long-term liabilities	6,257	5,375
Mandatorily redeemable preferred stock and preferred equity interests	251,429	228,572
Deferred tax liabilities	47,623	49,175

Total liabilities	427,624	407,299

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Common stock—$0.01 par value; 500,193 shares authorized and issued; 500,192 shares outstanding	5	5
Shareholder loans	—	(247)
Additional paid-in capital	49,488	49,488
Treasury stock, at cost	(174)	(174)
Accumulated deficit	(29,617)	(46,209)
Accumulated other comprehensive loss	(985)	(1,172)

Total stockholders’ equity	18,717	1,691

Total liabilities and stockholders’ equity	$446,341	$408,990

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Statements of Operations

(In thousands, except share and per share data)

	For the Years Ended December 31,
	2011	2010	2009
Net sales	$329,968	$252,803	$196,576
Cost of sales	140,954	106,533	85,963

Gross margin	189,014	146,270	110,613

OPERATING EXPENSES
Selling	21,957	16,865	14,109
Marketing	13,377	7,779	5,793
Retail operations	67,465	57,526	54,685
General and administrative	25,782	23,474	19,921

Total operating expenses	128,581	105,644	94,508

Operating income	60,433	40,626	16,105

OTHER (EXPENSES) INCOME
Interest expense	(2,423)	(4,753)	(9,653)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	(22,857)	(20,779)	(18,890)
Earnings (losses) from joint venture investment	587	529	(528)
Foreign exchange (losses) gains	(61)	(975)	258
Other non-operating income (expenses)	267	(167)	(342)

Total other expenses	(24,487)	(26,145)	(29,155)

Income before income taxes	35,946	14,481	(13,050)
Provision for income taxes	19,354	14,377	2,978

Net income (loss)	$16,592	$104	$(16,028)

Weighted average common shares outstanding:
Basic and diluted	500,192	500,192	316,631

Basic and diluted earnings (loss) per common share	$33.17	$0.21	$(50.62)

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Statements of Comprehensive Income

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
Net income (loss)	$16,592	$104	$(16,028)
OTHER COMPREHENSIVE INCOME
Unrealized gains on interest rate swaps, net of tax	—	—	2,360
Reclassification adjustment for realized losses on interest rate swaps	—	771	—
Foreign currency translation adjustment, net of tax	187	(290)	490

Comprehensive income (loss)	$16,779	$585	$(13,178)

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Statement of Changes in Stockholders’ Equity

(In thousands, except share data)

	Common Stock						Accumulated Other Comprehensive Loss	Total

	Shares	Par Value	Shareholder Loans	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit
Balance as of January 1, 2009	193	—	—	39,493	(174)	(30,285)	(4,503)	4,531
Net loss	—	—	—	—	—	(16,028)	—	(16,028)
Issuance of common stock	500,000	5	—	9,995	—	—	—	10,000
Shareholder loans	—	—	(254)	—	—	—	—	(254)
Unrealized gain on interest rate swaps	—	—	—	—	—	—	2,360	2,360
Foreign currency translation adjustment	—	—	—	—	—	—	490	490

Balance as of December 31, 2009	500,193	5	(254)	49,488	(174)	(46,313)	(1,653)	1,099
Net income	—	—	—	—	—	104	—	104
Shareholder loans	—	—	7	—	—	—	—	7
Reclassification adjustment for realized losses on interest rate swaps	—	—	—	—	—	—	771	771
Foreign currency translation adjustment	—	—	—	—	—	—	(290)	(290)

Balance as of December 31, 2010	500,193	5	(247)	49,488	(174)	(46,209)	(1,172)	1,691
Net income	—	—	—	—	—	16,592	—	16,592
Shareholder loans	—	—	247	—	—	—	—	247
Foreign currency translation adjustment	—	—	—	—	—	—	187	187

Balance as of December 31, 2011	500,193	$5	$—	$49,488	$(174)	$(29,617)	$(985)	$18,717

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$16,592	$104	$(16,028)
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	(1,815)	—	(1,133)
Depreciation and amortization	10,089	9,788	10,001
Amortization of deferred financing costs	491	691	642
Allowance for doubtful accounts	92	45	(281)
Joint venture (earnings) loss	(587)	(529)	528
Loss on sale or disposal of fixed assets	10	167	600
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	22,857	20,779	18,890
Other non-cash changes, net	(141)	1,435	—
Changes in operating assets and liabilities
Accounts receivable	(7,713)	(3,050)	(954)
Other receivables	(754)	179	1,392
Inventories	(8,662)	(18,867)	10,546
Prepaid expenses and other current assets	(847)	(462)	2,236
Other assets	1,687	631	1,218
Accounts payable	4,498	4,786	(5,135)
Accrued expenses	4,101	3,154	(1,442)
Income tax payable	(765)	1,307	125
Other liabilities	883	20	189

Total adjustments	23,424	20,074	37,422

Net cash provided by operating activities	40,016	20,178	21,394

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(14,542)	(6,416)	(3,541)

Net cash used in investing activities	(14,542)	(6,416)	(3,541)

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Consolidated Statements of Cash Flows (continued)

(In thousands)

	For the Years Ended December 31,
	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES
Payments of revolver	—	(9,000)	—
Payments of debt	(12,000)	(12,000)	(17,000)
Proceeds from issuance of common stock	—	—	10,000
Issuance of shareholder loans for sale of common stock	—	—	(254)
Payments received on shareholder loans	247	7	—
Payments for deferred financing costs	—	(606)	(909)
Payments for deferred offering costs	(138)	—	—

Net cash used in financing activities	(11,891)	(21,599)	(8,163)

Effect of exchange rate changes on cash	(57)	(215)	194

Net increase (decrease) in cash and cash equivalents	13,526	(8,052)	9,884
Cash and cash equivalents at beginning of period	19,209	27,261	17,377

Cash and cash equivalents at end of period	$32,735	$19,209	$27,261

Supplemental disclosures of cash flow information:
Noncash investing activity—property and equipment obligations	$2,170	$2,525	$1,807

Noncash financing activity—deferred offering costs obligations	$1,858	$—	—

Cash paid for interest	$1,738	$3,798	$8,870

Cash paid for income taxes	$21,980	$13,462	$4,158

The accompanying notes are an integral part of these consolidated financial statements.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Tumi Holdings, Inc. (formerly named Tumi I, Inc.), its subsidiaries, and its controlled affiliate, Tumi II, LLC (the “Company”), is a leading designer, producer and marketer of premium luggage, business cases and accessories. The Company’s product offerings include travel bags, business cases, totes, handbags, business and travel accessories and small leather goods. In the United States, merchandise is distributed through specialty luggage stores and upscale department stores as well as a growing number of the Company’s own retail stores. Internationally, the Company sells its products through its branch office in Germany and through distributors in the United Kingdom, France, Japan, Singapore and Korea. The Company also operates its own retail stores in France, Italy, Spain, UK, Germany and the Netherlands.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Tumi Holdings, Inc., its subsidiaries and controlled affiliate. Intercompany accounts and transactions have been eliminated in consolidation.

The Company uses the equity method of accounting for its joint venture investment, which is 50% owned, as the Company has the ability to exercise significant influence over the operating and financial policies of the joint venture but does not control the joint venture. The Company’s share of the earnings or losses of the joint venture is included in the Consolidated Statements of Operations as “Earnings (losses) from joint venture investment.”

Segment Reporting

The Company became subject to and adopted the provisions of the Financial Accounting Standards Board’s (the “FASB”) guidance for segment reporting in 2011. Segment information has been provided on the basis of the Company’s four reportable segments for all periods presented (see Note 15, Segment Information). The Company has four reportable segments and four reporting units: (i) Direct-to-Consumer North America; (ii) Indirect-to-Consumer North America; (iii) Direct-to-Consumer International; and (iv) Indirect-to-Consumer International.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include valuation of goodwill and intangibles, allowance for doubtful accounts, adjustments for slow moving and obsolete inventory, accrued warranties, realization of deferred tax assets and useful lives of assets. Actual results could differ materially from those estimates.

Revenue Recognition

Revenue is generated from the sale of the Company’s products and is classified as “Net Sales” in the Company’s Consolidated Statements of Operations. The Company recognizes revenue in its

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

Direct-to-Consumer segment when inventory is received by the customer and the related title passes. In the Company’s Indirect-to-Consumer segment, revenue is recognized when inventory is received by wholesale customers and the related title passes. Provisions for discounts, rebates to customers and returns are recorded as a reduction of revenue in the same period as the related sales. Revenue associated with gift cards is recognized upon redemption. Revenue from gift cards and the amount of revenue recognized for gift cards not redeemed (“breakage”) is immaterial to these consolidated financial statements. Amounts billed to customers for delivery costs are classified as a component of net sales and the related delivery costs are classified as a component of cost of sales. Sales and value added tax collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from net sales in the Consolidated Statements of Operations.

Cash and Cash Equivalents

The Company’s cash and cash equivalents are defined as cash and short-term highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s cash and cash equivalents consist of cash in banks as of December 31, 2011 and 2010.

Effective December 31, 2010 and through December 31, 2012, all funds in a “noninterest-bearing transaction account” are insured in full at all institutions covered by the Federal Deposit Insurance Corporation (“FDIC”). The term “noninterest-bearing transaction account” includes a traditional checking account or demand deposit account on which the insured depository institution pays no interest.

All other accounts held at institutions covered by the FDIC are covered up to a maximum of $250,000. The total excess of the bank account balances over the FDIC limit effective at each period end was approximately $5,032,000 and $408,000 at December 31, 2011 and 2010, respectively. The total balance in international bank accounts was approximately $2,571,000 and $4,348,000 at December 31, 2011 and 2010, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Credit is extended to customers based on evaluation of a customer’s financial condition. Generally, collateral is not required. Accounts receivable are due within 30 days to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade receivables are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

The following table summarizes the activity in our allowance for doubtful accounts for the years ended December 31, 2011, 2010 and 2009.

	For the Years Ended December 31,
	2011	2010	2009
		(In thousands)
Balance, beginning of year	$(370)	$(325)	$(606)
Provision charged to expense	(107)	(103)	(27)
Amounts written off	20	73	317
Recoveries of bad debt	(5)	(15)	(9)

Balance, end of year	$(462)	$(370)	$(325)

Inventories

Inventories consist primarily of finished goods and are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventory includes material, labor, overhead, freight, and duty and is adjusted for slow moving and obsolete inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their estimated useful lives or the terms of the respective leases. Repairs and maintenance costs are expensed as incurred; major renewals or betterments are capitalized.

Long-Lived Assets

The Company reviews long-lived assets, such as property, plant and equipment and certain identifiable intangibles with finite lives, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some factors the Company considers important which could trigger an impairment review include: (i) significant underperformance compared to expected historical or projected future operating results; (ii) significant changes in the Company’s use of the acquired assets or the strategy for its overall business; and (iii) significant negative industry or economic trends. No impairment was recognized during the years ended December 31, 2011, 2010 and 2009.

Deferred Financing Costs

The net balance of the costs incurred for obtaining debt financing was $920,000 and $1,411,000 as of December 31, 2011 and 2010, respectively. The Company amortizes deferred financing costs to interest expense over the lives of the related financing agreements. During the years ended December 31, 2011, 2010 and 2009, respectively, $491,000, $691,000 and $642,000 was amortized to interest expense.

Deferred Offering Costs

In 2011, the Company commenced the process for an initial public offering of the shares of its common stock. The specific incremental costs directly attributable to the proposed offering have been deferred and recorded as “Deferred offering costs” in the Consolidated Balance Sheets. If the offering

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

is consummated, the deferred offering costs will be charged against the proceeds of the offering which will be recorded in stockholders’ equity. If the offering is terminated, the deferred offering costs will be written off to the Company’s Statements of Operations in the period of termination.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including intangible assets.

The Company’s goodwill is not deductible for tax purposes.

Intangible assets consist primarily of brand/trade name, lease value and customer relationships. The Company accounts for its intangible assets in accordance with the FASB’s guidance for “Intangibles—Goodwill and Other.” Amortization of customer relationships and lease value is calculated using the straight-line method over the estimated useful lives of the assets.

Brand/trade name, which has an indefinite useful life, and goodwill were recorded in connection with an acquisition in 2004. In accordance with the provisions of the FASB’s guidance, they are not amortized. The FASB’s guidance requires these assets to be tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s annual impairment testing date is the first day of the Company’s fourth quarter. No impairment was recognized in the years ended December 31, 2011, 2010 and 2009.

Derivatives

The Company applies the FASB’s guidance for “Derivatives and Hedging”, which requires the Company to recognize all derivatives as either assets or liabilities, measure those instruments at fair value, and recognize the changes in fair value of the derivative in net income or other comprehensive income, as appropriate. The Company’s only derivative instruments consisted of interest rate swaps which expired in March 2010 (see Note 17, Interest Rate Swap Instruments).

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

Fair Value Measurements

The Company applies the FASB’s guidance for “Fair Value Measurements.” Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The hierarchy of those valuation approaches is broken down into three levels based on the reliability of inputs as follows:

Level 1—	Inputs that are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The valuation under this approach does not entail a significant degree of judgment.

Level 2—	Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3—	Inputs that are unobservable for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company’s financial instruments measured at fair value on a recurring basis were its interest rate swap agreements which expired in March, 2010. The interest rate swap agreements, which are derivative instruments, were entered into with a counterparty, and the fair value was estimated using standard valuation models using market-based observable inputs, including spot rates plus or minus forward points (Level 2). See Note 17, Interest Rate Swap Instruments.

The Company’s non-financial assets measured at fair value on a non-recurring basis include goodwill, intangible assets and property, plant and equipment. To measure fair value for such assets, the Company uses techniques including discounted expected future cash flows (“DCF”) (Level 3 input). A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates and the amount and timing of expected future cash flows.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, the Company’s variable interest rate current credit facility (See Note 8, Credit Facilities) and mandatorily redeemable preferred stock and preferred equity interests were reasonable estimates of their fair value as of December 31, 2011 and 2010.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company applies the FASB’s provisions for uncertain tax positions. The Company utilizes the two step process to determine the amount of recognized tax benefit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties associated with uncertain tax positions as a component of income tax expense.

Foreign Currency Translation

The financial statements of the Company’s branch offices and subsidiaries in Europe are measured using a currency other than the U.S. dollar.

Assets and liabilities recorded in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are charged or credited to other comprehensive income.

Unrealized and realized foreign currency transaction gains and losses on transactions denominated in currencies other than the functional currency, such as those resulting from the settlement of receivables and payables denominated in foreign currency are included in the earnings of the current period in “Foreign Exchange Gains (Losses).”

Gains and losses on intercompany foreign currency transactions that are of a long-term investment nature (that is settlement is not planned or anticipated in the foreseeable future) are recorded in other comprehensive income. Gains and losses on intercompany foreign currency transactions for which settlement is anticipated are included in the determination of net income.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising expenses included in marketing expenses in the accompanying Consolidated Statements of Operations were approximately $6,127,000, $2,445,000 and $1,950,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Cooperative Advertising Costs

The Company accounts for certain advertising costs in accordance with the FASB’s guidance for “Customer Payments and Incentives.” This standard provides guidance with respect to the statement of operations classification of and the accounting for recognition and measurement of consideration

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

given by a vendor to a customer, which includes sales incentive offers labeled as discounts, coupons, rebates and free products or services as well as arrangements labeled as slotting fees, cooperative advertising and buy downs. As per the FASB’s guidance, the Company is recognizing cooperative advertising costs in marketing expenses and sales incentives related to “free product” as an expense in cost of sales. The Company recognized cooperative advertising expense of approximately $2,078,000, $1,177,000 and $940,000 as a marketing expense in the accompanying Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009, respectively.

Store Preopening Expenses

Costs incurred prior to the opening of a new store are expensed as incurred.

Warranties

The Company provides its customers with a product warranty subsequent to the sale of its products. The Company recognizes estimated cost associated with the limited warranty at the time of sale of its products. The warranty reserve is based on historical experience.

Treasury Stock

The Company periodically repurchases treasury stock. These treasury stock transactions are recorded using the cost method.

Dividend Expense on Mandatorily Redeemable Preferred Stock and Preferred Equity Interests

Dividends accrued on the Company’s mandatorily redeemable preferred stock and preferred equity interests (see Note 12, Mandatorily Redeemable Preferred Stock and Preferred Equity Interests), which are classified as long-term liabilities, are presented in other (expenses) income in our Consolidated Statements of Operations.

Earnings per Common Share

Basic earnings per common share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per common share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Basic and diluted earnings per common share are the same for all periods presented, as the Company had no dilutive potential common shares outstanding.

Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation.

2.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements were also amended. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of the amended guidance will not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in stockholders’ equity. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The new guidance was adopted in 2011 and did not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued guidance that simplified how entities test for goodwill impairment. This guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. This guidance is not expected to have a material effect on the Company’s financial condition or results of operations.

3.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2011	2010
	(In thousands)

Raw materials	$242	$380
Finished goods	60,214	51,489

Total inventories	$60,456	$51,869

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

		At December 31,
		2011	2010
		(In thousands)
	Useful Life
Land	—	$485	$485
Buildings and improvements	25 years	3,429	3,410
Leasehold and store enhancements	5 to 10 years	62,079	54,957
Furniture, computers and equipment	3 to 5 years	14,185	13,069
Capitalized software	5 years	2,128	1,100
Fixtures, dies and autos	3 to 5 years	17,603	15,107
Construction in progress		3,553	1,694

		103,462	89,822
Less accumulated depreciation and amortization		(66,962)	(58,517)

		$36,500	$31,305

Depreciation and amortization expense on property, plant and equipment was $9,815,000, $9,515,000 and $9,728,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

5.	JOINT VENTURE

Tumi-Japan

In June 2003, the Company entered into a Joint Venture Agreement (“JV Agreement”) with ACE Co., Ltd. (“Ace”) and Itochu Corporation (“Itochu”) to form the Tumi-Japan Joint Venture (“Tumi-Japan”) and contributed $213,000 at inception. The purpose of Tumi-Japan is to sell, promote and distribute the Company’s products in Japan. As of December 31, 2011 and 2010, the Company owned 50% of Tumi-Japan.

This investment is accounted for under the equity method. The Company’s share of undistributed earnings from the joint venture, which is included in retained earnings, was a cumulative gain of approximately $535,000 as of December 31, 2011.

Pursuant to the JV Agreement, the Company has the option but not the obligation to purchase an additional interest in Tumi-Japan up to an ownership percentage of 66% after the tenth year of the existence of Tumi Japan. The amount to be paid per share is based on a predetermined formula according to the agreement and is payable in Japanese yen.

Sales to Itochu during the years ended December 31, 2011, 2010 and 2009 were $10,404,000, $8,624,000, and $6,428,000, respectively. As of December 31, 2011 and 2010, the Company had accounts receivable due from Itochu of $1,824,000 and $936,000, respectively.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

6.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and intangible assets consisted of the following at December 31:

	Range of Lives (Years)	2011	2010
		(In thousands)
Goodwill	Indefinite	$142,773	$142,773

Intangible assets
Brand/trade name	Indefinite	$130,400	$130,400

Customer relationships	10	1,100	1,100
Lease value	8 to 9	1,359	1,359

		2,459	2,459
Less accumulated amortization		(1,640)	(1,367)

		819	1,092

Intangible assets, net		$131,219	$131,492

Substantially all of the Company’s goodwill and intangible assets relate to an acquisition in 2004.

The range of lives of the intangible assets was determined by management, which at times will engage an independent third-party appraisal firm to assist management in considering the determination of lives of intangible assets.

The estimated aggregate amortization and retail operations expense as of December 31, 2011 was as follows:

Year Ending December 31,	Customers Relationships	Lease Value	Total
	(In thousands)
2012	110	163	273
2013	110	163	273
2014	96	163	259
2015	—	14	14

	$316	$503	$819

Amortization expense of the customer relationships was $110,000 in each of the years ended December 31, 2011, 2010 and 2009. Included in retail operations expense was $163,000 of amortization expense for the lease value in each of the years ended December 31, 2011, 2010 and 2009.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

The Company’s goodwill by segment as of December 31, 2011 was as follows:

At December 31, 2011:
(In thousands)
Direct-to-Consumer North America	$48,779
Direct-to-Consumer International	6,682
Indirect-to-Consumer North America	22,719
Indirect-to-Consumer International	64,593

Goodwill	$142,773

The Company had no reportable segments prior to 2011 and there was no accumulated impairment of goodwill for any period presented.

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued Expenses

Accrued expenses as of December 31 consisted of the following:

	At December 31,
	2011	2010
	(In thousands)
Warranty	$6,212	$6,217
Fixed asset purchases	2,614	1,626
Severance	253	303
Incentive compensation	4,184	3,415
Marketing	1,968	1,015
Professional fees	2,528	878
Sales tax	2,048	1,684
Payroll costs	1,910	1,195
Other	4,966	4,405

	$26,683	$20,738

Other Long-Term Liabilities

Other long-term liabilities as of December 31, 2011 and 2010 consisted of deferred rent and a liability for uncertain tax positions.

Accrued Warranties

The activity in the warranty reserve account was as follows:

	At December 31,
	2011	2010	2009
	(In thousands)
Liability, beginning of period	$6,217	$6,223	$6,219
Provision for warranties	3,914	2,647	2,800
Warranty claims	(3,919)	(2,653)	(2,796)

Liability, end of period	$6,212	$6,217	$6,223

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

8.	CREDIT FACILITIES

Former Debt Facility

On March 1, 2007, the Company entered into a Credit and Guaranty Agreement (the “RBS Agreement”) with the Royal Bank of Scotland (“RBS”), which included a term loan, a revolving line of credit, and a letter of credit facility. Substantially all of the Company’s assets were pledged as collateral under the RBS Agreement.

The RBS Agreement provided for a $10,000,000 Maximum Revolving Advance and $120,000,000 of term debt and was set to expire on March 1, 2012, when the debt was to be paid in full.

On March 23, 2009, the RBS Agreement was amended adding a minimum liquidity covenant, changing the pricing of the term and revolver loan, adjusting the existing covenant ratios, requiring a $10,000,000 equity contribution and an additional term loan payment of $5,000,000 in March 2009.

On October 29, 2010, the RBS Agreement was modified, reducing the number of participating lenders and amending certain loan terms, and converted to the current debt facility.

Former Revolving Credit Line

Advances under the former revolving credit line bore interest at the market LIBOR rate plus 450 basis points (4.50%) at December 31, 2009. The interest rate adjusted at the maturity of each LIBOR period and advances were limited to $10,000,000. The RBS Agreement also provided for the payment of a commitment fee on the unused portion of the facility equal to 0.50% at December 31, 2009. The fee on the unused portion amounted to $29,000 and $3,000 for the years ended December 31, 2010 and 2009, respectively.

Current Debt Facility

On October 29, 2010, pursuant to the conversion from the RBS Agreement, the Company entered into a Credit and Guaranty Agreement (the “Wells Fargo Agreement”) with Wells Fargo Bank (“Wells Fargo”), which includes a term loan, a revolving line of credit, and a letter of credit facility. Substantially all of the Company’s assets are pledged as collateral under the Wells Fargo Agreement.

The Wells Fargo Agreement provides for a $10,000,000 Maximum Revolving Advance and $77,500,000 of term debt and expires on December 31, 2014, when the debt is to be paid in full.

The Company reviewed the terms of the Wells Fargo Agreement and is satisfied that all conditions have been met to treat the transaction as a debt modification, which requires the Company to expense third-party fees and add the related fees paid to Wells Fargo to the existing deferred financing costs. The Wells Fargo Agreement changed the banks participating in the credit facility, the pricing of the term and revolver loan, adjusted the existing covenant ratios, and extended the maturity date.

Current Revolving Credit Line

Advances under the current revolving credit line bear interest at the market LIBOR rate (0.58% and 0.33%) plus 175 and 250 basis points (1.75% and 2.50%) at December 31, 2011 and 2010, respectively. The interest rate adjusts at the maturity of each LIBOR period and advances are limited to

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

$10,000,000. The Wells Fargo Agreement also provides for the payment of a commitment fee on the unused portion of the facility equal to 0.38% and 0.50% at December 31, 2011 and 2010, respectively. The Company had no borrowings under its revolving credit line as of December 31, 2011. However, the Company had utilized $250,000 under the facility as of December 31, 2011 for letters of credit and accordingly the unused portion was $9,750,000 and $10,000,000 as of December 31, 2011 and 2010, respectively. The fee on the unused portion of the facility was $45,000 and $9,000 for the years ended December 31, 2011 and 2010, respectively.

Debt Covenants

The Agreements contain covenants that require maintenance of certain financial ratios, require payment of all usual and customary payables, restrict, by means of a threshold, the Company’s capital expenditures, lease arrangements and the ability to make loans to third parties, and require timely submission of audited financial statements. The Company was in compliance in all material respects with all above bank covenants as of December 31, 2011 and 2010.

Long-Term Debt

Long-term debt at December 31 consisted of the following:

	At December 31,
	2011	2010
	(In thousands)
Term Loan
Wells Fargo Agreement: Payable in escalating quarterly payments commencing December 31, 2010, including interest at a LIBOR rate (0.58% and 0.31% at December 31, 2011 and 2010, respectively) plus 1.75% and 2.50% at December 31, 2011 and 2010, respectively, due on December 31, 2014.	$64,000	$76,000

	64,000	76,000
Less amount due within one year	12,000	12,000

	$52,000	$64,000

As of December 31, 2011, annual maturities of the term loan payable were as follows:

Year Ending December 31,
(In thousands)
2012	$12,000
2013	16,000
2014	36,000

$64,000

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

9.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office, distribution and retail facilities. The lease agreements, which expire at various dates through 2023, are subject, in some cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices. Certain rentals are also contingent upon factors such as sales. Rent-free periods and scheduled rent increases are recorded as components of rent expense on a straight-line basis over the related terms of such leases. Contingent rentals are recognized when the achievement of the target (i.e., sales levels) which triggers the related payment is considered probable. Such expenses were not material in 2011, 2010 or 2009.

Future minimum lease payments under all noncancellable operating leases with initial or remaining terms in excess of one year as of December 31, 2011 were as follows:

At December 31, 2011
(In thousands)
2012	$18,988
2013	18,981
2014	16,122
2015	13,943
2016	11,379
Thereafter	34,598

$114,011

Rent expense under all operating leases for the Company was approximately $18,935,000, $16,167,000 and $15,880,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Litigation

In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management’s opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

Bonus Agreement

Pursuant to an amended and restated letter agreement dated July 8, 2009, the Company’s Chief Executive Officer is entitled to receive a special bonus in connection with the consummation of a qualified sale event or initial public offering that results in an enterprise value of our company of $600 million or greater. Amounts relating to this bonus, if any, will be expensed in the period that a qualified sale event or initial public offering occurs.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

10.	INCOME TAXES

The components of United States and foreign income from operations before income taxes were as follows:

	For the Years Ended December 31,
	2011	2010	2009
	(In thousands)
United States	$37,710	$15,064	$(11,649)
Foreign	(1,764)	(583)	(1,401)

Total income before income taxes	$35,946	$14,481	$(13,050)

The provision for income taxes is as follows:

	For the Years Ended December 31,
	2011	2010	2009
	(In thousands)
Current provision
Federal	$17,620	$11,796	$3,257
State	2,820	2,476	749
Foreign	729	105	105

Total current provision	21,169	14,377	4,111

Deferred
Federal	2,754	—	(991)
State	(4,433)	—	(142)
Foreign	(136)	—	—

Total deferred provision	(1,815)	—	(1,133)

Total provision for income taxes	$19,354	$14,377	$2,978

The differences between income taxes based on the statutory U.S. federal income tax rate of 35% and the Company’s effective income tax rate are provided in the following reconciliation:

	For the Years Ended December 31,
	2011	2010	2009
	(In thousands)
Statutory federal income tax	$12,580	$5,069	$(4,567)
Dividend expense on mandatorily redeemable preferred stock and preferred equity interests	8,000	7,272	6,612
State and local net of federal benefit	(1,049)	1,629	382
Other	(177)	407	551

Total provision for income taxes	$19,354	$14,377	$2,978

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

The major components of deferred income taxes were as follows:

	At December 31,
	2011	2010
	(In thousands)
Deferred tax assets
Net operating loss—foreign	$2,843	$596
Warranty reserves	2,341	2,487
Rent expense	1,781	1,433
Other comprehensive income	631	—
Inventory reserves	400	496
Other	284	362
Depreciation	292	1,708
Accrued expense	228	158
Allowance for doubtful accounts	193	148
Valuation allowance	(2,843)	(596)

Total deferred tax assets, net	6,150	6,792

Deferred tax liabilities
Intangibles	(49,463)	(52,597)
Depreciation	(46)	—

Total deferred tax liabilities, net	(49,509)	(52,597)

Total deferred tax balance	$(43,359)	$(45,805)

Amounts included in the consolidated balance sheet:
Deferred tax assets, current	$2,218	$2,820
Deferred tax asset, noncurrent	2,046	550
Deferred tax liabilities	(47,623)	(49,175)

Total	$(43,359)	$(45,805)

Approximately $49,273,000 and $52,331,000 of deferred taxes were recognized as of December 31, 2011 and 2010, respectively, to reflect the potential future tax liability relating to the $131,500,000 of identifiable intangible assets arising out of the purchase price valuation adjustment in 2004. Approximately $631,000 of deferred tax assets as of December 31, 2011 related to unrealized gains recorded in other comprehensive income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, with the exception of foreign net operating losses.

At December 31, 2011 and 2010, there were approximately $9,884,000 and $6,558,000 of gross foreign net operating loss carryforwards. The majority of these net operating loss carryforwards have

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

an unlimited carryforward period. A valuation allowance of $2,843,000 and $596,000 was recorded at December 31, 2011 and 2010, respectively, related to the foreign net operating losses. It is anticipated that these will not be utilized due to continuing losses in these jurisdictions.

The Company considered positive evidence for the realization of its deferred tax assets based on a history of positive earnings for the past 5 years and projections of future taxable income.

The Company has elected to treat all of its foreign subsidiaries as disregarded entities for U.S. income tax purposes. Accordingly, the taxable income of the Company’s foreign subsidiaries is taxed currently in the U.S. and no deferred tax liability exists in regard to the unrepatriated earnings of the subsidiaries.

The Company applies the FASB’s provisions for uncertain tax positions. The Company utilizes the two step process to determine the amount of recognized tax benefit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties associated with certain tax positions as a component of income tax expense.

The Federal tax returns were audited for the years 2008 and 2009 which resulted in minimal adjustments. For years prior to 2008 the federal statute of limitations is closed. The New Jersey tax returns were audited for the years 2003 - 2006 with no income tax adjustments. The Minnesota tax returns were audited for the years 2006 – 2008 which resulted in minimal adjustments. Most of the remaining states remain open to examination for a period of 3 to 4 years from date of filing. The Company files tax returns in all of the foreign jurisdictions that it has a permanent establishment and the tax filings remain subject to examination for 4 to 5 years.

The Company recognizes interest and penalties associated with uncertain tax positions as a component of income tax expense. The Company had approximately $174,000 and $133,000 for the payment of interest and penalties accrued at December 31, 2011 and 2010, respectively. The total liability for unrecognized tax benefit, inclusive of interest and penalties at December 31, 2011 and 2010 amounted to approximately $832,000 and $347,000, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2011 and 2010 were $605,000 and $214,000, respectively.

The Company does not expect that there will be a material impact on the amounts of unrecognized tax benefits in the next 12 months.

The following table indicates the changes to the Company’s uncertain tax positions for the period and years ended December 31, 2011 and 2010.

	For the Years Ended December 31,
	2011	2010

	(In thousands)
Balance, beginning of year	$214	$180
Additions based on tax positions related to the current year	187	34
Additions based on tax positions related to prior years	291	—
Settlements	(34)	—

Balance, end of year	$658	$214

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

As of December 31, 2011, $53,000 and $605,000 of the above amount was included in income taxes payable and other long-term liabilities, respectively, in the Consolidated Balance Sheets. As of December 31, 2010, $214,000 was included in other long-term liabilities in the Consolidated Balance Sheets.

11.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit-sharing and savings plan (the “Plan”). Under the Plan, eligible employees could contribute up to 60% of their compensation not to exceed $16,500 (subject to future adjustment) during calendar years 2011 and 2010. In December 2003, the Company elected to adopt a safe harbor contribution plan amendment, effective January 1, 2004, whereby safe harbor contributions may be made to eligible participants in the 401(k) profit sharing and savings plan. By making a safe harbor matching contribution, the Company’s Plan was no longer subject to certain regulatory testing, thereby enabling all participants to make tax-deferred contributions up to the maximum allowable amount.

The Company has a voluntary safe harbor contribution match up to 100% of the employee’s contribution on the first 3% of their compensation and 50% of the employee’s contribution on the next 2% of eligible compensation. Effective February 2009, the Company temporarily suspended its safe harbor contribution match. The contributions were reinstated effective January 2010. Employer contributions expensed for the Plan amounted to approximately $661,000, $521,000 and $63,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Participants are at all times fully vested in their contributions; the Company’s safe harbor contribution is fully vested immediately.

Profit-sharing contributions vest over a five-year period in accordance with the Plan’s vesting schedules. No contributions were made during 2011 or 2010.

12.	MANDATORILY REDEEMABLE PREFERRED STOCK AND PREFERRED EQUITY INTERESTS

As of December 31, 2011 and 2010 there were 77,500 shares of mandatory redeemable Series A preferred stock authorized with a par value of $0.01, of which 77,500 were issued and outstanding with a subscription price of $77,500,000. In addition, there were 50,000 preferred equity interest units issued through Tumi II, LLC, a controlled and combined LLC with a subscription price of $50,000,000. All of the mandatorily redeemable preferred stock and preferred equity interests were issued during 2004 in connection with an acquisition. The mandatorily redeemable preferred stock and preferred equity interests have identical rights and preferences and accrue dividends at the rate of 10% compounded annually and are cumulative. The payment of dividends is subject to approval of the Company and then, if approved by the Company, the approval of the lenders under the Credit Facilities (see Note 8, Credit Facilities). The mandatorily redeemable preferred stock and preferred equity interests are redeemable at the option of the holders and mandatorily redeemable on November 17, 2014, inclusive of unpaid dividends, or earlier upon a liquidity event. Any redemption of the preferred stock and preferred equity interests is conditional upon approval of the lenders under the Credit Facilities. The instruments are classified as long-term liabilities in the Consolidated Balance Sheets as they are considered mandatorily redeemable pursuant to the FASB’s guidance.

The carrying amount of the mandatorily redeemable preferred stock and preferred equity interests is increased by the unpaid dividends, with an offsetting entry to dividend expense on mandatorily

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

redeemable preferred stock and preferred equity interests within the Consolidated Statements of Operations. Accordingly the carrying amount of the mandatorily redeemable preferred stock and preferred equity interests represents the full amounts to be paid upon redemption or liquidation. Accumulated preferred dividends as of December 31, 2011 and 2010 were $123,929,000 and $101,072,000, respectively. The accumulated preferred dividends per preferred share equivalents were $971.99 and $792.72 as of December 31, 2011 and 2010, respectively. No dividends have ever been declared or paid on the preferred stock and preferred equity interests. Other than accrued dividends, there were no changes to the carrying amount of the mandatorily redeemable preferred stock and preferred equity interests for all periods presented.

The carrying amount, liquidation preference and redemption amounts per preferred share equivalents were $1,971.99 and $1,792.72, as of December 31, 2011 and 2010, respectively.

The Company also has 51,721 authorized shares of Series B preferred stock with a par value of $0.01, none of which were issued or outstanding as of December 31, 2011 and December 31, 2010.

13.	STOCKHOLDERS’ EQUITY

As of December 31, 2011 and 2010, there were 500,193 shares of common stock authorized (as adjusted for the reverse stock split described below), with a par value of $0.01, of which 500,192 shares, net of treasury stock, were outstanding at December 31, 2011 and 2010. The common stock represents 100% of the ownership and voting control of Tumi Holdings, Inc. and does not accrue dividends.

Stock Issuance and Subsequent Split

On May 14, 2009 the Company issued 1,000,000,000 shares of stock at $.01 per share. These shares were offered for sale to existing common shareholders. The proceeds, $10,000,000, from the sale of stock were used by the Company to pay down $5,000,000 in long term debt under the RBS Agreement. The remaining $5,000,000 was retained by the Company for general corporate purposes.

In March of 2010, the Company effected a 2,000-to-1 reverse stock split to reduce the number of common shares outstanding.

When adjusted for the impact of the 2,000-to-1 reverse stock split, there are 0.2675 shares in treasury at a cost of $174,000 as of December 31, 2011 and 2010.

Shareholder Loans

Shareholder loans arose from the sale of stock to employees in May 2009, all of which were repaid in full by December 31, 2011. In accordance with the FASB’s guidance, shareholder loans are classified in Stockholders’ Equity.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

14.	EARNINGS PER SHARE

The following table summarizes the calculation of basic and diluted earnings per common share for the years ended December 31, 2011, 2010 and 2009.

	For the Years Ended December 31,
	2011	2010	2009

	(In thousands)
Numerator:
Net income (loss)	$16,592	$104	$(16,028)
Denominator:
Basic and diluted weighted average common shares outstanding	500,192	500,192	316,631

Basic and diluted earnings (loss) per common share	$33.17	$0.21	$(50.62)

The Company had no common share equivalents outstanding for all periods presented.

15.	SEGMENT INFORMATION

The Company sells its products globally to consumers through both direct and indirect channels and manages its business through four operating segments: Direct-to-Consumer North America, Direct-to-Consumer International, Indirect-to-Consumer North America and Indirect-to-Consumer International. The Company’s Chief Executive Officer and Chief Financial Officer are its chief operating decision makers (the “CODM’s”) as defined in the FASB’s guidance relating to segment reporting. The CODM’s evaluate net sales and operating income of the Company’s segments to allocate resources and evaluate performance. Operating income of the Company’s segment is measured on net sales, less cost of goods sold and direct expenses of the segment and certain operating expenses allocated to the segment. Expenses not specifically allocated to the individual segments include costs, such as product design and development, certain general and administrative, shipping, warehouse and other expenses. The CODM’s do not receive information related to total assets by segment.

Following is a description of our segments:

Direct-to-Consumer North America

The Company’s Direct-to-Consumer North America segment sells the Company’s products directly to consumers through a network of company-owned retail stores consisting of full-price stores and outlet stores strategically positioned in high-end retail malls or street venues. In addition sales of the Company’s products to consumers through our e-commerce website are included in this segment.

Indirect-to-Consumer North America

The Company sells to wholesale customers, including specialty luggage retailers, prestige department stores and business to business channels. Many of the Company’s wholesale customers also operate their own e-commerce websites through which the Company sells. The Company also sells its products in partner stores which are operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that the Company dictates.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

Direct-to-Consumer International

The Company sells directly to consumers through a network of company-owned full-price and outlet stores in high-end street venues and select malls in international locations. The Company also sells its products directly to consumers through our e-commerce website.

Indirect-to-Consumer International

The Company sells its products through wholesale distribution channels in China, Southeast Asia, Australia, Hong Kong, Taiwan, South Korea, Europe and the Middle East. The Company sells its products in partner stores operated by local distributors or retailers that carry only Tumi products and are governed by strict operating guidelines that we dictate. The Company also operates concessions in department stores throughout Europe and the Middle East. Many of the Company’s wholesale customers also operate their own e-commerce websites through which it sells.

Segment Results

The tables below present information for net sales, operating income and depreciation and amortization by segment for the years ended December 31, 2011, 2010 and 2009:

	Direct-to- Consumer North America	Direct-to- Consumer International	Indirect-to- Consumer North America	Indirect-to- Consumer International	Unallocated Amounts	Consolidated Totals
	(In thousands)
Year ended December 31, 2011
Net sales	$143,809	$16,198	$79,036	$90,925	$—	$329,968
Operating income	$44,650	$973	$29,195	$26,037	$(40,422)	$60,433
Depreciation and amortization	$5,318	$1,154	$518	$1,890	$1,209	$10,089
Year Ended December 31, 2010
Net sales	$106,942	$13,102	$62,866	$69,893	$—	$252,803
Operating income	$27,610	$613	$23,576	$21,874	$(33,047)	$40,626
Depreciation and amortization	$5,323	$1,232	$398	$1,645	$1,190	$9,788
Year Ended December 31, 2009
Net sales	$82,399	$13,440	$49,607	$51,130	$—	$196,576
Operating income	$11,489	$(699)	$15,808	$15,090	$(25,583)	$16,105
Depreciation and amortization	$5,697	$1,233	$456	$1,518	$1,097	$10,001

Geographic Area Information

Net sales by major geographic region is based on the location of the customer. Net sales by geographic region for the years ended December 31, 2011, 2010 and 2009 were as follows:

	For the Years Ended December 31,
	2011	2010	2009
	(In thousands)
United States	$222,281	$170,126	$132,224
China	15,869	12,254	9,741
Other International(1)	91,818	70,423	54,611

Total	$329,968	$252,803	$196,576

(1)	Other International consists of numerous countries, none of which represents more than 5% of net sales for any year presented.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

Property, plant and equipment, net by country of domicile as of December 31, 2011 and 2010 were as follows:

	For the Years Ended December 31,
	2011	2010
	(In thousands)
United States	$28,106	$22,724
China	1,990	1,851
Germany	1,838	1,703
Other International(2)	4,566	5,027

Total	$36,500	$31,305

(2)	Other International consists of numerous countries, none of which represents more than 5% of property, plant and equipment, net, for any year presented.

16.	CONCENTRATION OF RISK

Credit Risk

The Company’s accounts receivable are comprised of large balances due from a small number of major customers, principally large department and specialty luggage stores dispersed throughout the United States. Failure of one of the major customers to pay its balance could have a significant impact on the financial position, results of operations and cash flows of the Company. Five of the Company’s largest customers in the aggregate accounted for 18.6% and 12.6% of consolidated trade accounts receivable at December 31, 2011 and 2010, respectively. These five customers accounted for 11.3%, 10.0% and 9.5% of consolidated sales for the years ended December 31, 2011, 2010 and 2009, respectively.

Supplier Risk

The Company’s product offerings are enhanced by custom raw materials that have specific technical requirements. The Company has selected a limited number of key suppliers with the capability to support these manufacturing requirements and manufactures all of its products in Asia. Although alternatives in the supply chain exist, a change in suppliers could cause a delay in manufacturing and have a short-term adverse effect on operating results. Additionally, purchases from these key suppliers are denominated in U.S. dollars. Foreign currency risk associated with these supply arrangements are shared with these suppliers. Five of the Company’s largest suppliers accounted for 50.1% and 46.2% of accounts payable at December 31, 2011 and 2010, respectively. These five suppliers accounted for 70.0%, 72.9% and 75.4% of total product purchases for the years ended December 31, 2011, 2010 and 2009, respectively.

17.	INTEREST RATE SWAP INSTRUMENTS

The Company entered into an interest rate swap agreement effective April 20, 2007 (the “Swap Agreement”) to mitigate the risk associated with its variable interest rate term loan and as required by its Credit and Guaranty Debt Agreement. The Swap Agreement required the Company to pay or receive the difference between a fixed rate of interest at 4.995% plus the applicable LIBOR spread versus a floating rate spread on a notional amount of $50,000,000.

TUMI HOLDINGS, INC., SUBSIDIARIES AND CONTROLLED AFFILIATE

Notes to Consolidated Financial Statements

The Company entered into a second interest rate swap agreement effective April 23, 2008 (the “New Swap Agreement”) to mitigate the risk associated with its variable interest rate term loan. The New Swap Agreement required the Company to pay or receive the difference between a fixed rate of interest at 3.100% plus the applicable LIBOR spread versus a floating rate spread on a notional amount of $25,000,000.

The Swap Agreement and New Swap Agreement were executed with major financial institutions and required cash settlement on a quarterly basis which was recorded as interest expense. These derivative instruments qualified for cash flow hedge accounting under the FASB’s guidance and there was no hedge ineffectiveness. Accordingly, the Company recorded all changes in the fair value of these instruments within its Consolidated Statements of Comprehensive Income.

The Swap Agreement and New Swap Agreement expired in March 31, 2010, and $771,000 associated with these agreements was reclassified from accumulated other comprehensive loss to interest expense in the Consolidated Statements of Operations for the year ended December 31, 2010.

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table illustrates the changes in the components of accumulated other comprehensive loss for the years ended December 31, 2011, 2010 and 2009:

	Interest Rate Swap	Foreign Currency Translation	Total
	(In thousands)
December 31, 2009	(771)	(882)	(1,653)
Change	771	(290)	481

December 31, 2010	—	(1,172)	(1,172)
Change	—	187	187

December 31, 2011	$—	$(985)	$(985)

19.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were available to be issued, and has determined there are no items to disclose.

                 Shares

Tumi Holdings, Inc.

Common Stock

PROSPECTUS

                    , 2012

Joint Bookrunning Managers

Goldman, Sachs & Co.	Credit Suisse	J.P. Morgan

William Blair & Company	Jefferies

Through and including                         , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered. All amounts except the SEC registration fee and the FINRA filing fee are estimates.

Amount to be paid
SEC registration fee		$34,380
FINRA filing fee		30,500
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The Delaware General Corporation Law, or the DGCL, authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends), or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, our amended and restated certificate of incorporation also will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We will also be expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee, or agent, or former director, officer, employee, or agent, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee, or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our amended and restated bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board.

Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against (1) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (2) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (3) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we sold unregistered securities to a limited number of persons, as described below:

On May 14, 2009, our existing stockholders, which included certain members of our management at that time, purchased 1,000,000,000 shares of common stock at a price of $0.01 per share for an aggregate purchase price of $10,000,000.

This transaction did not involve underwriters, underwriting discounts or commissions, or any public offering, and we believe that the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statements Schedules:

All schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of South Plainfield, State of New Jersey on March 15, 2012.

TUMI HOLDINGS, INC.

By:	/S/ JEROME GRIFFITH

Jerome Griffith
Chief Executive Officer, President and Director

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Name	Title	Date

/S/ JEROME GRIFFITH Jerome Griffith	Chief Executive Officer, President and Director (Principal Executive Officer)	March 15, 2012

/S/ MICHAEL J. MARDY Michael J. Mardy	Chief Financial Officer, Executive Vice President and Director (Principal Financial and Accounting Officer)	March 15, 2012

* Richard P. Hanson	Chairman of the Board	March 15, 2012

* Yann M. Duchesne	Director	March 15, 2012

*By:	/S/ JEROME GRIFFITH
Jerome Griffith Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of underwriting agreement*

3.1	Amended and restated certificate of incorporation, to be in effect upon consummation of this offering*

3.2	Amended and restated bylaws, to be in effect upon consummation of this offering*

4.1	Specimen common stock certificate*

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1	Amended and restated subscription and stockholders agreement, dated as of November 15, 2004, by and among the Company, certain investors, the managers and Doughty Hanson & Co Managers Limited**

10.2a

Registration rights agreement, dated as of November 17, 2004, by and among the Company, Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited and the other stockholders named therein**

10.2b

Letter Agreement, dated as of July 2009, by and among Jerome Griffith, the Company, Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited and the other stockholders named therein*

10.2c	Amended and restated registration rights agreement*

10.3

Credit and Guaranty Agreement, dated as of October 29, 2010, among Tumi, Inc. and Tumi Stores, Inc., as borrowers, certain subsidiaries of Tumi, Inc., as guarantors, Wells Fargo Bank, National Association, as administrative agent, collateral agent, swing line lender and issuing bank, Capital One, N.A., as syndication agent, Sovereign Bank and Citizens Bank of Pennsylvania, each as a documentation agent and Wells Fargo Securities, LLC and Capital One, N.A., as joint lead arrangers and joint bookrunners**

10.4	Amended and restated letter agreement dated July 8, 2009 between Tumi, Inc. and Jerome Griffith*

10.5	Employment agreement, dated December 22, 2008, between Tumi, Inc. and Jerome Griffith*

10.6	Employment agreement, dated November 17, 2004, between Tumi, Inc. and Michael J. Mardy*

10.7	Employment agreement, dated November 17, 2004, between Tumi, Inc. and Alan M. Krantzler*

10.8	Employment agreement, dated May 15, 2006, between Tumi, Inc. and Steven M. Hurwitz*

10.9	Amended and restated employment agreement, dated January 6, 2012, between Tumi, Inc. and Thomas H. Nelson*

10.10	Form of director designation agreement between the Company and Doughty Hanson & Co Managers Limited*

21.1	List of subsidiaries**

23.1	Consent of Grant Thornton LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)*

23.3	Consent of Northstar Research Partners**

24.1	Powers of Attorney (included on signature page)**

*	To be filed by amendment.
**	Previously filed.